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SINCLAIR

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JEFF BARND and JENNIFER GILBERT
FOX45
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SAMSUNG

SINCLAIR BROADCAST GROUP • ANNUAL REPORT 2007

LETTER TO OUR SHAREHOLDERS

We are very excited about our 2007 operating performance, the value created for our shareholders, and the prospects for 2008 and beyond. This past year gave rise to several events that provided positive momentum going into 2008. We signed the last of the major multichannel video programming distributors (MVPDs) to multi-year retransmission consent fee agreements and witnessed emerging robust and operational mobile digital television services for the broadcast industry that could be available to consumers as early as the second half of 2009. Meanwhile, the strength of our major network affiliations of FOX and ABC continue to provide growth in our market shares and revenues.

Over the past couple of years, I have discussed Sinclair's role as an industry leader in securing multi-year retransmission agreements with MVPDs that allow the cable, satellite or telephone companies to carry our programming on their systems for a fee. In 2006, we generated $25.1 million through such agreements. In 2007, we grew that amount to $58.9 million, a $33.8 million or 135% increase. In 2008, we expect our retransmission revenues to be approximately $67.3 million. We now have over 130 MVPDs under multi-year agreements. We believe that no one in our industry comes close to generating this amount of retransmission revenue or having negotiated the number of agreements that we have. Looking ahead, we have the majority of our agreements coming up for renewal in 2009 and 2010. Our expectation is to renew these agreements at terms that are more favorable to us by continuing to drive the rates toward levels that reflect the value our programming brings to those delivery systems.

Biannually, television broadcasters benefit from political advertising spending that corresponds with election cycles. In 2006, this equated to $31.1 million in additional net broadcast revenues to us. In 2007, a non-election year, the amount was $5.0 million. We were able to replace the $26.1 million of the incremental political advertising revenue so our net broadcast revenues were down a mere 0.7% or $4.4 million. The primary reason for our better-than-expected revenue performance was our ability to more than replace the cyclicality of the political revenues with revenues from our retransmission agreements, a claim that we believe other television broadcasters can not make. Looking ahead to 2008 as we enter another political cycle, including a presidential election, we are anticipating record levels of political advertising spending.

Our 2007 revenue performance also reflected improvements in key areas of our core television business. In the last four months of the year, advertising spending by the automotive sector, which represented about 21% of our time sales and which has been down since 2004, was flat to slightly positive, a trend that has continued into the first quarter of 2008. Our FOX affiliates had an exceptional year, growing their time sales 7% on an excluding political basis. In 2008, they are off to another good start with the return of *American Idol* and with the NFL Super Bowl, which brought in an additional $4.9 million in net revenues for us. Although, our stations affiliated with MyNetworkTV (MNT) were ratings challenged in 2007, we remain confident that MNT programming will improve significantly over the next couple of years leading to a much stronger and competitive group of stations. The real testament to the tremendous effort by our entire sales force, however, can be seen locally where we grew revenues 2.6%, excluding political, in line with the 2007 U.S. Real GDP (Gross Domestic Product) growth rate of 2.5% and allowing us to hold our 17.5% total revenue share of the market.

We are proud to be regarded as a company that has a disciplined approach when it comes to costs and 2007 was no exception. Our television production and sales, general and administrative costs increased a nominal 2.3% or $6.5 million, lower than the 2007 U.S. Consumer Price Index growth rate of 4.1%. We successfully reduced our programming payments by $10.0 million or 11.3%, which was the third consecutive year in which our programming costs declined. In 2007, we closed on two debt refinancings that lowered our net interest costs by an impressive $19.6 million. We refinanced our 8.75% senior subordinated notes with bank debt currently priced at LIBOR plus 1.0% and partially redeemed our 8% senior subordinated notes with 3% senior convertible bonds.

Our operating performance and financing activities helped us to increase our free cash flow[1], quite an accomplishment for any broadcaster in a non-political year. Our free cash flow grew from $143.2 million in 2006 to $155.6 million in 2007, a $12.5 million or 8.7% increase. That represents a 21.7% yield on our year-end market capitalization. In recognition of the substantial amount of free cash flow we generated, our Board of Directors increased, not once, but twice during 2007 the annual dividend rate per common share, each time by an additional $0.10. In the first quarter of 2008, there was another increase of $0.10 per share, thus bringing the total annual dividend per common share to $0.80 and making this the seventh time we have increased the dividend. Our dividend yield, as of this writing, is approximately 8.9% which is among the highest dividend yields in the country. At our current dividend rate, we expect to pay our shareholders almost $70 million in 2008. In the first quarter of 2008, the Board renewed our remaining $150 million share repurchase program. Should the market continue to value our stock at what we believe to be an under-valued basis, we will consider repurchasing some of our common shares.

For us, the ability to create and grow free cash flow is critical in building value for our shareholders. To that extent, we continue to look for ways to reinvest in accretive free cash flowing assets. While we are enthusiastic about television's long term prospects, we recognize that our growth through station acquisitions is somewhat constrained by federal regulations. With that in mind, we have reinvested some of our free cash flow into non-broadcast assets, which we believe could generate above-average returns. While we continue to look for reinvestment opportunities in both television and other industries, the amount of free cash flow we generate enables us to put that money to work in several other ways. In addition to our considerable dividend payments, over the past several years we have used a portion of our free cash flow to repay debt, thereby deleveraging and strengthening the Company's balance sheet to its strongest in many years. Going forward, we will continue to evaluate possible debt refinancing opportunities. At Sinclair, we are focused on growing our free cash flow because with that growth, we believe comes opportunities to generate higher returns for our shareholders.

By the time you receive my letter to the shareholders for the year 2008, the transition from analog to digital television should have been completed. February 17, 2009 is the date set for broadcasters to return their analog spectrum to the government. Although it is unclear how smooth the transition will be, we have been actively working to help educate and alert the public through our local news coverage, station websites and public service announcements. We are looking forward to this historic event and the spectacular viewing experience that comes with high-definition digital television (DTV).

There is, however, more to DTV than just receiving a great picture. It means being able to broadcast our content to viewers who are on the go. Last year, I wrote about mobile digital television technologies which will allow our digital signal to be delivered to mobile and portable devices such as cell phones, laptops, televisions in cars and other hand-held media players. This past year, we and other broadcasters founded the Open Mobile Video Coalition (OMVC), whose purpose it is to test the features of the mobile technologies and recommend a mobile transmission standard for industry use. Today, the OMVC consists of almost 800 commercial and public television stations. Mobile TV is more than a concept; it is close to becoming a reality. The technology exists today and is awaiting standardization so that it can be integrated into devices and the business models executed. It is expected that the broadcasters' mobile TV service will be available to consumers as early as the second half of 2009. Imagine being able to watch your favorite over-the-air broadcast programs, whether it is popular network and syndicated shows, sports or your local news, in real-time when you're unable to get to an in-home television set. Or, being able to store those programs on your mobile media player and watch them when it is convenient for you. According to the Television Bureau of Advertising, viewers tune-in to television primarily to watch over-the-air programs. In fact, 348 of the top 349 programs watched during the 2006/2007 broadcast season were over-the-air programs, not cable network programs, and this is what we believe sets the broadcasters' mobile TV service apart from others that exist today. Broadcasters have the content that consumers demand.

Not only are we excited that people will be able to watch us when they are on the go, but we believe that if fully implemented, mobile TV could provide entirely new and sustainable revenue streams for us. A January 2008 BIA*fn* study estimates that "broadcast television could reap an additional $2 billion in annual revenues by 2012 delivering content to mobile and handheld devices if an industry standard is adopted and technology deployed quickly." Those estimates assume an ad-based revenue model and 155 million mobile television devices in the U.S. At Sinclair, we believe that there may also be meaningful revenues to broadcasters using a subscription fee-based revenue model. Whether the ultimate business plan is advertising or subscription or a combination of the two, you can see why we are excited about the prospects for mobile TV and why we have been an early advocate for its successful implementation.

Broadcast television is in the process of re-inventing itself. Not only do we continue to generate significant amounts of free cash flow that can be used to create meaningful value for our shareholders, as in the case of the high dividend yield, but this is an industry that is creating new long-term revenue streams, as well. As we look out over the next three to five years, we are amazed at our revenue prospects from high levels of political advertising spending, retransmission consent agreements and the introduction of a mobile television service. These are exciting times to be in television broadcasting and at Sinclair we continue to work to find ways to capitalize on these opportunities and build incremental value for you. We thank you for your continued support and look forward to our future successes.

David D. Smith
Chairman, President and CEO

[1] A reconciliation of free cash flow to net income can be found on our website: www.sbgi.net.

TABLE OF CONTENTS

Television Broadcasting	2
Forward-Looking Statements	4
Selected Financial Data	5
Management's Discussion and Analysis of Financial Condition and Results of Operations	6
Quantitative and Qualitative Disclosures about Market Risk	23
Controls and Procedures	24
Report of Independent Registered Public Accounting Firm: Internal Control over Financial Reporting	26
Consolidated Balance Sheets	27
Consolidated Statements of Operations	28
Consolidated Statements of Shareholders' Equity and Other Comprehensive Income	29
Consolidated Statements of Cash Flows	32
Notes to the Consolidated Financial Statements	34
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	76
Report of Independent Registered Public Accounting Firm: Consolidated Financial Statements	79
Group Managers / General Managers	80

TELEVISION BROADCASTING

Markets and Stations

We own and operate, provide programming services to, provide sales services to or have agreed to acquire the following television stations:

Market	Market Rank (a)	Stations	Status (b)	Affiliation (c)	Station Rank in Market (d)	Expiration Date of FCC License
Tampa, Florida	13	WTTA	LMA (e)	MNT	6 of 8	02/01/13
Minneapolis/St. Paul, Minnesota	15	WUCW	O&O	CW	7 of 7	04/01/06 (f)
St. Louis, Missouri	21	KDNL	O&O	ABC	4 of 8	02/01/14
Pittsburgh, Pennsylvania	22	WPGH	O&O	FOX	4 of 8	08/01/15
		WPMY	O&O	MNT	6 of 8	08/01/07 (g)
Baltimore, Maryland	24	WBFF	O&O	FOX	4 of 6	10/01/04 (f)
		WNUV	LMA (h)	CW	5 of 6	10/01/12
Raleigh/Durham, North Carolina	28	WLFL	O&O	CW	5 of 6	12/01/04 (f)
		WRDC	O&O	MNT	6 of 6	12/01/04 (f)
Nashville, Tennessee	30	WZTV	O&O	FOX	4 of 8	08/01/13
		WUXP	O&O	MNT	5 of 8	08/01/05 (f)
		WNAB	OSA (i)	CW	6 of 8	08/01/05 (i)
Columbus, Ohio	32	WSYX	O&O	ABC	3 of 6	10/01/13
		WTTE	LMA (h)	FOX	4 of 6	10/01/05 (f)
Cincinnati, Ohio	33	WSTR	O&O	MNT	5 of 7	10/01/05 (f)
Milwaukee, Wisconsin	34	WCGV	O&O	MNT	5 of 9	12/01/05 (f)
		WVTV	O&O	CW	6 of 9	12/01/05 (f)
Asheville, North Carolina/ Greenville/Spartanburg/ Anderson, South Carolina	36	WLOS	O&O	ABC	3 of 7	12/01/04 (f)
		WMYA	LMA (h)	MNT	6 of 7	12/01/04 (f)
San Antonio, Texas	37	KABB	O&O	FOX	4 of 7	08/01/14
		KMYS	O&O	MNT	5 of 7	08/01/14
Birmingham, Alabama	40	WTTO	O&O	CW	5 of 9	04/01/05 (f)
		WABM	O&O	MNT	6 of 9	04/01/13
		WDBB	LMA	CW	5 of 9 (j)	04/01/13
Norfolk, Virginia	42	WTVZ	O&O	MNT	6 of 8	10/01/12
Las Vegas, Nevada	43	KVMY	O&O	MNT	5 of 7	10/01/14
		KVCW	O&O	CW	6 of 7	10/01/14
Oklahoma City, Oklahoma	45	KOKH	O&O	FOX	4 of 9	06/01/14
		KOCB	O&O	CW	5 of 9	06/01/14
Greensboro/Winston-Salem/ Highpoint, North Carolina	46	WXLV	O&O	ABC	4 of 7	12/01/04 (f)
		WMYV	O&O	MNT	6 of 7	12/01/04 (f)
Buffalo, New York	50	WUTV	O&O	FOX	4 of 8	06/01/07 (g)
		WNYO	O&O	MNT	6 of 8	06/01/15
Richmond, Virginia	59	WRLH	O&O	FOX	4 of 6	10/01/12
Mobile, Alabama/ Pensacola, Florida	61	WEAR	O&O	ABC	2 of 8	02/01/13
		WFGX	O&O	MNT	not rated	02/01/13
Dayton, Ohio	62	WKEF	O&O	ABC	2 of 6	10/01/13
		WRGT	LMA (h)	FOX	4 of 6	10/01/05 (f)
Lexington, Kentucky	64	WDKY	O&O	FOX	4 of 6	08/01/13
Charleston/Huntington, West Virginia	65	WCHS	O&O	ABC	2 of 7	10/01/12
		WVAH	LMA (h)	FOX	4 of 7	10/01/04 (f)
Flint/Saginaw/Bay City, Michigan	66	WSMH	O&O	FOX	3 of 7	10/01/13
Des Moines, Iowa	71	KDSM	O&O	FOX	4 of 5	02/01/14
Portland, Maine	76	WGME	O&O	CBS	2 of 6	04/01/07 (g)
Rochester, New York	78	WUHF	O&O (k)	FOX	4 of 6	06/01/07 (g)
Cape Girardeau, Missouri/ Paducah, Kentucky	79	KBSI	O&O	FOX	4 of 7	02/01/14
		WDKA	LMA	MNT	5 of 7	08/01/13
Syracuse, New York	80	WSYT	O&O	FOX	4 of 6	06/01/07 (g)
		WNYS	LMA	MNT	5 of 6	06/01/15
Springfield/Champaign, Illinois	84	WICS	O&O	ABC	2 of 6	12/01/05 (f)
		WICD	O&O	ABC	2 of 6 (l)	12/01/05 (f)
Madison, Wisconsin	85	WMSN	O&O	FOX	3 of 6	12/01/05 (f)
Cedar Rapids, Iowa	87	KGAN	O&O	CBS	3 of 6	02/01/06 (f)
		KFXA	OSA (m)	FOX	4 of 6	02/01/06
Charleston, South Carolina	100	WTAT	LMA (h)	FOX	4 of 6	12/01/04 (f)
		WMMP	O&O	MNT	5 of 6	12/01/04 (f)
Tallahassee, Florida	108	WTWC	O&O	NBC	3 of 6	02/01/13
Peoria/Bloomington, Illinois	117	WYZZ	O&O (k)	FOX	4 of 6	12/01/05 (f)

a) Rankings are based on the relative size of a station's designated market area (DMA) among the 210 generally recognized DMAs in the United States as estimated by Nielsen as of November 2007.

b) "O & O" refers to stations that we own and operate. "LMA" refers to stations to which we provide programming services pursuant to a local marketing agreement. "OSA" refers to stations to which we provide or receive sales services pursuant to an outsourcing agreement.

c) When we negotiate the terms of our affiliation agreements with each network, we negotiate on behalf of all of our stations affiliated with that network simultaneously. This results in substantially similar terms for our stations, including the expiration date of the affiliation agreement. A summary of these expiration dates is as follows:

Affiliate	Expiration Date
FOX	19 of 20 agreements expire on March 6, 2012, except KFXA, which expires on June 30, 2010
MNT	All 17 agreements expire on September 4, 2011
ABC	All 9 agreements expire on December 31, 2009
CW	All 9 agreements expire on August 31, 2010
CBS	Both agreements expire on December 31, 2012
NBC	Agreement expires on December 31, 2016

d) The first number represents the rank of each station in its market and is based upon the November 2007 Nielsen estimates of the percentage of persons tuned into each station in the market from 6:00 a.m. to 2:00 a.m., Monday through Sunday. The second number represents the estimated number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations that do not meet the minimum Nielsen reporting standards (weekly cumulative audience of at least 0.1%) for the Monday through Sunday 6:00 a.m. to 2:00 a.m. time period as of November 2007. This information is provided to us in a summary report by Katz Television Group.

e) The license assets for this station are currently owned by Bay Television, Inc., a related party. See *Note 12. Related Person Transactions*, in the Notes to our Consolidated Financial Statements for more information.

f) We, or subsidiaries of Cunningham Broadcasting Company (Cunningham), timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed petitions to deny or informal objections against such applications. We opposed the petitions to deny and the informal objections and those applications are currently pending. See *Note 11. Commitments and Contingencies*, in the Notes to our Consolidated Financial Statements for more information.

g) We timely filed applications for renewal of these licenses with the FCC. FCC staff have informed us that the applications have not yet been granted because unrelated third parties have filed informal objections against the stations based on alleged violations of either the FCC's sponsorship identification or indecency rules.

h) The license assets for these stations are currently owned by a subsidiary of Cunningham.

i) We have entered into an outsourcing agreement with the unrelated third party owner of WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV. Our application to acquire this FCC license is pending FCC approval.

j) WDBB-TV simulcasts the programming broadcast on WTTO-TV pursuant to a programming services agreement. The station rank applies to the combined viewership of these stations.

k) We have entered into outsourcing agreements with unrelated third parties, under which the unrelated third parties provide certain non-programming related sales, operational and managerial services to these stations. We continue to own all of the assets of these stations and to program and control each station's operations.

l) WICD-TV, a satellite of WICS-TV under FCC rules, simulcasts all of the programming aired on WICS-TV except the news broadcasts. WICD-TV airs its own news broadcasts. The station rank applies to the combined viewership of these stations.

m) On February 1, 2008, we entered into an outsourcing agreement with the unrelated third party owner of KFXA-TV to provide certain non-programming related sales, operational and administrative services to KFXA-TV.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things, the following risks:

General risks

- the impact of changes in national and regional economies;
- the activities of our competitors;
- terrorist acts of violence or war and other geopolitical events;

Industry risks

- the business conditions of our advertisers;
- competition with other broadcast television stations, radio stations, multi-channel video programming distributors (MVPDs) and internet and broadband content providers serving in the same markets;
- labor disputes and other union activity;
- availability and cost of programming;
- the effects of governmental regulation of broadcasting or changes in those regulations and court actions interpreting those regulations, including ownership regulations, indecency regulations, retransmission regulations and political advertising restrictions and regulations;
- the continued viability of networks and syndicators that provide us with programming content;
- the February 17, 2009 mandatory transition from analog to digital over-the-air broadcasting including the impact the transition will have on television ratings;
- the broadcasting community's ability to adopt and to accept a viable mobile digital television strategy and platform;
- competition related to the potential implementation of regulations requiring MVPDs to carry low power television stations' programming;

Risks specific to us

- the effectiveness of our management;
- our ability to attract and maintain local and national advertising;
- our ability to successfully renegotiate retransmission consent agreements;
- our ability to service our outstanding debt;
- our ability to renew our FCC licenses;
- our ability to maintain our affiliation agreements with our networks;
- the popularity of syndicated programming we purchase and network programming that we air;
- successful integration of outsourcing and news share agreements;
- the strength of ratings for our local news broadcasts including our news sharing arrangements;
- changes in the makeup of the population in the areas where our stations are located;
- the success of our multi-channel broadcasting initiatives strategy execution including mobile digital television; and
- the results of prior year tax audits by taxing authorities.

Other matters set forth in this report and other reports filed with the Securities and Exchange Commission, including the *Risk Factors* set forth in Item 1A of this report may also cause actual results in the future to differ materially from those described in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this report might not occur.

SELECTED FINANCIAL DATA

The selected consolidated financial data for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements. The consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 are included elsewhere in this report.

The information below should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements included elsewhere in this report.

STATEMENTS OF OPERATIONS DATA
(In thousands, except per share data)

For the Years Ended December 31,	2007	2006	2005	2004	2003
Statements of Operations Data:					
Net broadcast revenues (a)	**$ 622,643**	$ 627,075	$ 606,450	$ 625,303	$ 601,299
Revenues realized from station barter arrangements	**61,790**	54,537	54,908	57,713	58,733
Other operating divisions' revenues	**33,667**	24,610	22,597	13,054	14,568
Total revenues	**718,100**	706,222	683,955	696,070	674,600
Station production expenses	**148,707**	144,236	149,033	151,783	145,604
Station selling, general and administrative expenses	**140,026**	137,995	135,870	143,357	127,930
Expenses recognized from station barter arrangements	**55,662**	49,358	50,334	53,258	53,993
Depreciation and amortization (b)	**157,178**	153,399	136,916	154,212	159,045
Other operating divisions' expenses	**33,023**	24,193	20,944	14,932	16,375
Corporate general and administrative expenses	**24,334**	22,795	21,220	21,496	19,745
Impairment of intangibles	**—**	15,589	—	—	—
Operating income	**159,170**	158,657	169,638	157,032	151,908
Interest expense and amortization of debt discount and deferred financing cost	**(95,866)**	(115,217)	(120,002)	(120,400)	(121,165)
Subsidiary trust minority interest expense (c)	**—**	—	—	—	(11,246)
Interest income	**2,228**	2,008	650	191	560
(Loss) gain from sale of assets	**(21)**	143	(80)	(44)	(448)
Loss from extinguishment of debt	**(30,716)**	(904)	(1,937)	(2,453)	(15,187)
Gain from derivative instrument	**2,592**	2,907	21,778	29,388	17,354
Income (loss) from equity and cost investees	**601**	6,338	(1,426)	1,100	1,193
Gain on insurance settlement	**—**	—	1,193	3,341	—
Other income	**1,227**	1,159	721	894	1,189
Income from continuing operations before income taxes	**39,215**	55,091	70,535	69,049	24,158
Income tax provision	**(18,800)**	(6,589)	(36,027)	(27,959)	(9,780)
Net income from continuing operations	**20,415**	48,502	34,508	41,090	14,378
Discontinued operations:					
Income (loss) from discontinued operations, net of related income taxes	**1,219**	3,701	5,400	(17,068)	10,014
Gain on sale of discontinued operations, net of related income taxes	**1,065**	1,774	146,024	—	—
Net income	**$ 22,699**	$ 53,977	$ 185,932	$ 24,022	$ 24,392
Net income available to common shareholders	**$ 22,699**	$ 53,977	$ 207,129	$ 13,842	$ 14,042

For the Years Ended December 31,	2007	2006	2005	2004	2003
Per Common Share Data:					
Basic and diluted earnings per share from continuing operations	**$ 0.23**	$ 0.57	$ 0.65	$ 0.36	$ 0.05
Basic and diluted earnings (loss) per share from discontinued operations	**$ 0.03**	$ 0.06	$ 1.77	$ (0.20)	$ 0.12
Basic and diluted earnings per share	**$ 0.26**	$ 0.63	$ 2.43	$ 0.16	$ 0.16
Dividends declared per share	**$ 0.625**	$ 0.450	$ 0.030	$ 0.075	$ —
Balance Sheet Data:					
Cash and cash equivalents	**$ 20,980**	$ 67,408	$ 9,655	$ 10,491	$ 28,730
Total assets	**$ 2,224,655**	$ 2,271,580	$ 2,280,641	$ 2,465,663	$ 2,567,106
Total debt (d)	**$ 1,344,349**	$ 1,413,623	$ 1,450,738	$ 1,639,615	$ 1,729,921
Total shareholders' equity	**$ 252,774**	$ 266,645	$ 249,722	$ 226,551	$ 229,005

(a) "Net broadcast revenues" is defined as broadcast revenues, net of agency commissions.

(b) Depreciation and amortization includes amortization of program contract costs and net realizable value adjustments, depreciation and amortization of property and equipment and amortization of definite-lived intangible broadcasting assets, other assets and costs related to excess syndicated programming.

(c) Subsidiary trust minority expense represents the distributions on the HYTOPS and amortization of deferred finance costs.

(d) "Total debt" is defined as notes payable, capital leases and commercial bank financing, including the current and long-term portions. Total debt does not include our preferred stock, in applicable years related balances were outstanding including 2004 and 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis provides qualitative and quantitative information about our financial performance and condition and should be read in conjunction with our consolidated financial statements and the accompanying notes to those statements. This discussion consists of the following sections:

Executive Overview – a description of our business, financial highlights from 2007, information about industry trends and sources of revenues and operating costs;

Critical Accounting Policies and Estimates – a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated in the consolidated financial statements and a summary of recent accounting pronouncements;

Results of Operations – a summary of the components of our revenues by category and by network affiliation, a summary of other operating data and an analysis of our revenues and expenses for 2007, 2006 and 2005, including comparisons between years and expectations for 2008; and

Liquidity and Capital Resources – a discussion of our primary sources of liquidity, an analysis of our cash flows from or used in operating activities, investing activities and financing activities, a discussion of our dividend policy and a summary of our contractual cash obligations and off-balance sheet arrangements.

EXECUTIVE OVERVIEW

We believe that we are one of the largest and most diversified television broadcasting companies in the United States. We currently own, provide programming and operating services pursuant to local marketing agreements (LMAs) or provide, or are provided, sales services pursuant to outsourcing agreements to 58 television stations in 35 markets. For the purpose of this report, these 58 stations are referred to as "our" stations.

We believe that owning duopolies and operating stations under LMAs or providing sales and related services under outsourcing agreements enables us to accomplish two very important strategic business objectives: increasing our share of revenues available in each market and operating television stations more efficiently by minimizing costs. We constantly monitor revenue share and cost efficiencies and we aggressively pursue opportunities to improve both by using new technology and by sharing best practices among our station groups.

Sinclair Television Group, Inc. (STG), a wholly owned subsidiary of Sinclair Broadcast Group, Inc. (SBG), is the primary obligor under our existing Bank Credit Agreement, as amended and the 8.0% Senior Subordinated Notes, due 2012. Our Class A Common Stock, Class B Common Stock, the 6.0% Convertible Debentures, due 2012, the 4.875% Convertible Senior Notes, due 2018 and the 3.0% Convertible Senior Notes, due 2027 remain obligations or securities of SBG and are not obligations or securities of STG.

2007 Highlights

- In January 2007, we entered into a three-year retransmission consent agreement with Time Warner Cable for the carriage of the analog and digital signals of 35 stations in 22 markets, representing approximately 6.0 million of Time Warner's subscribers;
- In January 2007, we redeemed in full, our 8.75% Senior Subordinated Notes, due 2011, which resulted in a $15.7 million loss on extinguishment of debt;
- In February 2007, we entered into a three-year retransmission consent agreement with Mediacom Communications Corporation for the carriage of the analog and digital signals of 24 stations in 16 markets, representing approximately 0.7 million of Mediacom's subscribers;
- In March 2007, we entered into a four-year renewal of our retransmission consent agreement with Comcast Corporation for the carriage of the analog and digital signals of 37 stations in 23 markets, representing approximately 3.4 million of Comcast's cable subscribers;
- In April 2007, we entered into a retransmission consent agreement with Charter Communications, Inc. for the carriage of the analog and digital signals of 28 stations in 19 markets, representing approximately 1.9 million subscribers;
- In April 2007, our FOX affiliate, KOKH-TV in Oklahoma City, Oklahoma expanded its Monday through Friday news offering through the addition of a three-hour morning newscast;
- In April 2007, we joined the Open Mobile Video Coalition, a voluntary association of television broadcasters whose mission it is to accelerate the development of mobile digital broadcast television;
- In May 2007, we acquired Triangle Sign & Service, Inc., a Baltimore-based company whose primary business is to design and fabricate commercial signs for retailers, sports complexes and other commercial businesses for $15.9 million, net of cash acquired;
- In May 2007, we completed an offering of $345.0 million aggregate principal amount of 3.0% Convertible Senior Notes, due 2027, and used the proceeds to partially redeem our 8.0% Senior Subordinated Notes, due 2012 generating a $15.0 million loss on extinguishment of debt;
- In June 2007, we entered into a retransmission consent agreement with COX Communications, Inc. for the carriage of the analog and digital signals of nine stations in six markets, representing approximately 1.3 million subscribers;
- In July 2007, we acquired FBP Holding Company, LLC (FBP Holding), which holds an investment in a commercial warehouse property located in Baltimore, Maryland, for $8.3 million including $7.1 million in the assumption of debt. Debt assumed in conjunction with this acquisition is non-recourse to us;
- In July 2007, we entered into an agreement to sell the assets of WGGB-TV in Springfield, Massachusetts, including the FCC license to an unrelated third party for $21.2 million in cash. The sale closed on November 1, 2007;
- In September 2007, we acquired Bagby Investors, LLC (Bagby), which holds an investment in a commercial office building in Baltimore, Maryland, for $16.9 million, net of cash acquired;
- In September 2007, we entered into a news share agreement in which WFLA-TV will produce a newscast to air on WTTA, bringing more local news coverage to the Tampa Bay area;
- In November 2007, we entered into agreements with CBS for the renewal of our two CBS television station affiliations. The agreements, which cover WGME-TV in Portland, Maine and KGAN-TV in Cedar Rapids, Iowa, have five-year terms that terminate on December 31, 2012;

- In November 2007, we acquired Alarm Funding, a regional security alarm operating and bulk acquisitions company for $4.9 million, net of cash acquired;
- In December 2007, we expanded the news on WEAR-TV in Pensacola, Florida by adding a one-hour, four p.m. news program;
- During 2007, we invested $17.0 million in various real estate ventures including developmental land and apartment and shopping complexes;
- We increased our quarterly dividend rate from 12.5 cents per share to 15 cents per share beginning with the March 2007 dividend payment. The quarterly dividend rate per share increased again to 17.5 cents per share on October 31, 2007;
- Our retransmission consent agreements, including the advertising component, generated $58.9 million in total net broadcast revenues during the year ended December 31, 2007 compared to $25.1 million during the same period in 2006;
- Excluding political, local revenues increased 2.6% and national revenues decreased 4.6% during the year ended December 31, 2007 versus the same period in 2006;
- In 2007, interest expense decreased 16.8%, primarily due to the full redemption of our 8.75% Notes and the partial redemption of our 8.0% Notes during 2007; and
- Market share survey results reflect that our stations' share of the television advertising market in 2007 increased to 17.4%, from 16.8% in 2006.

Other Highlights

- In January 2008, we repurchased in the open market $6.9 million face value of our 8.0% Senior Subordinated Notes, due 2012;
- On February 1, 2008, we purchased the non-license assets of KFXA-TV in Cedar Rapids, Iowa for $17.1 million in cash and the right to purchase licensed assets, pending FCC approval, for $1.9 million. Our CBS affiliate, KGAN-TV in Cedar Rapids, Iowa, will provide sales and other non-programming related services to KFXA-TV pursuant to a joint sales agreement;
- In February 2008, we increased our quarterly dividend rate to 20 cents per share; and
- In 2008, we have invested $4.5 million primarily in developmental land and $3.0 million in the Patriot Capital II fund, which provides financing to small businesses.

Industry Trends

- Political advertising increases in even-numbered years, such as 2006, due to the advertising expenditures from candidates running in local and national elections. In every fourth year, such as 2008, political advertising is elevated further due to the presidential election;
- The Federal Communications Commission (FCC) has mandated that beginning February 17, 2009, all broadcast television stations must broadcast using only a digital signal and will no longer be able to broadcast using an analog signal;
- The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must carry" rules only apply to a station's primary digital stream;
- A number of other broadcasters, including Sinclair, have joined together in what is known as the Open Mobile Video Coalition to promote the development of mobile digital broadcasting applications. We believe there is potential for broadcasters to garner payment for retransmission of their signals to mobile devices;
- Retransmission consent rules provide a mechanism for broadcasters to seek payment from multi-channel video programming distributors (MVPDs) who carry broadcasters' signals. Recognition of the value provided by broadcasters, including digital and high definition signals and popular network programming, in addition to increased competition among video delivery providers, has generated a sustainable, annual payment stream which we expect to continue to grow;
- Automotive-related advertising is a significant portion of our total net revenues in all periods presented and these revenues have been trending downward in recent years;
- Many broadcasters are enhancing/upgrading their websites to use the internet to deliver rich media content, such as newscasts and weather updates, to attract advertisers;
- Seasonal advertising increases in the second and fourth quarters due to the advertising expenditures related to the anticipation of certain seasonal and holiday spending by consumers;
- Advertising revenue related to the Olympics occurs in even numbered years and the Super Bowl is aired on a different network each year. Both of these popularly viewed events can have an impact on our advertising revenues; and
- Compensation from networks to their affiliates in exchange for broadcasting of network programming has significantly declined in recent years and may be eliminated in the future in lieu of alternative network and affiliate relationships.

Sources of Revenues and Costs

Most of our revenues are generated from the transactional "spot" market rather than the traditional "up front" and "scatter" markets that networks access. These operating revenues are derived from local and national advertisers and, to a much lesser extent, from political advertisers. During 2007, we began to generate significant new revenues from our retransmission consent agreements. These agreements have helped to produce a new, viable revenue stream that has replaced the steady decline in revenues from television network compensation while also significantly exceeding such previous sources of revenue. While we expect revenues from our retransmission consent agreements to continue to grow over the next fiscal year and beyond, we do not expect the revenues to significantly increase, such as the increase from 2006 to 2007, since most of our significant MVPDs are now under contract. However, as contracts expire we expect to negotiate favorable terms to grow our revenue stream. In addition, most contracts contain automatic annual fee escalators. Our revenues from local advertisers have continued to trend upward and revenues from national advertisers have continued to trend downward when measured as a percentage of total broadcast revenues. We believe this trend is the result of our focus on increasing local advertising revenues as a percentage of total advertising revenues, combined with a decrease in overall spending by national advertisers and an increase in the number of competitive media outlets providing national advertisers multiple alternatives in which to advertise their goods or services. Our efforts to mitigate the effect of these increasingly competitive media outlets for national advertisers include continuing our efforts to increase local revenues and developing innovative sales and marketing strategies to sell traditional and non-traditional services to our advertisers.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to bad debts, program contract costs, intangible assets, income taxes, property and equipment, investments and derivative contracts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this report and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

We have identified the policies below as critical to our business operations and to the understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see *Note 1. Nature of Operations and Summary of Significant Accounting Policies,* in the Notes to our Consolidated Financial Statements.

Revenue Recognition. Advertising revenues, net of agency and national representatives' commissions, are recognized in the period during which time spots are aired. All other revenues are recognized as services are provided. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights.

Our retransmission consent agreements contain both advertising and retransmission consent elements that are paid in cash. We have determined that our agreements are revenue arrangements with multiple deliverables and fall within the scope of EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables* (EITF 00-21). Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting based on fair value. Revenue applicable to the advertising element of the arrangement is recognized consistent with the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized ratably over the life of the agreement.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from extending credit to our customers that are unable to make required payments. If the economy and/or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For example, a 10% increase of the balance of our allowance for doubtful accounts as of December 31, 2007, would reduce net income available to common shareholders by approximately $0.4 million.

Program Contract Costs. We have agreements with distributors for the rights to televise programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Each contract is recorded as an asset and a liability at an amount equal to its gross cash contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts which become payable within one year is reflected as a current liability in the consolidated balance sheets.

The programming rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value (NRV). Estimated NRVs are based on management's expectation of future advertising revenue, net of sales commissions, to be generated by the remaining program material available under the contract terms. In conjunction with our NRV analysis of programming rights reflected in our consolidated balance sheets, we perform similar analysis on future programming rights yet to be reflected in our consolidated balance sheets and establish allowances when future payments exceed the estimated NRV. Amortization of program contract costs is generally computed using a four-year accelerated method or a straight-line method, depending on the length of the contract. Program contract costs estimated by management to be amortized within one year are classified as current assets. Program contract liabilities are typically paid on a scheduled basis and are not reflected by adjustments for amortization or estimated NRV. If our estimate of future advertising revenues declines, then additional write downs to NRV may be required.

Valuation of Goodwill, Long-Lived Assets and Intangible Assets. We periodically evaluate our goodwill, broadcast licenses, long-lived assets and intangible assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on estimated future cash flows, market conditions, operating performance of our stations and legal factors. Future events could cause us to conclude that impairment indicators exist and that the net book value of long-lived assets and intangible assets is impaired. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets and consolidated statements of operations.

We have determined our broadcast licenses to be indefinite-lived intangible assets under Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*, which requires such assets to be tested for impairment on an annual basis along with our goodwill. We test our broadcast licenses and goodwill by estimating the fair market value of the broadcast licenses, or the net assets for each of our markets in the case of goodwill, using a combination of quoted market prices, observed earnings multiples paid for comparable television stations, discounted cash flow models and appraisals. We then compare the estimated fair market value to the book value of these assets to determine if an impairment exists. Our discounted cash flow model is based on our judgment of future market conditions within each designated marketing area, as well as discount rates that would be used by market participants in an arms-length transaction. Future events could cause us to conclude that market conditions have declined or discount rates have increased to the extent that our broadcast licenses and/or goodwill could be impaired. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

Income Taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets relating to various federal and state net operating losses (NOL) that are carried forward. As of December 31, 2007, valuation allowances have been provided for a substantial amount of our available federal and state NOLs. We evaluate the need and extent of a valuation allowance based on the expected timing of the reversals of existing temporary book/tax differences, alternative tax strategies and projected future taxable income. If we are unable to generate sufficient taxable income, if there is a material change in our projected taxable income, or if there is a change in our ability to use NOL carryforwards due to changes in federal and state laws, we will make any necessary adjustments to the valuation allowance. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with the recognition provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

Restructuring Costs

During the year ended December 31, 2006, we incurred costs in our broadcast segment associated with restructuring the news operations at certain of our stations. Specifically, on or before March 31, 2006, we ceased our locally-produced news broadcasts in nine of our markets and, consequently, let go our news employees and cancelled our news-related contracts. We recorded restructuring charges in station production expenses. As of December 31, 2007, there was no remaining unpaid balance related to the restructuring plan.

Recent Accounting Pronouncements

In February 2007, the Financial Standards Accounting Board (FASB) issued Statement of Financial Accounting Standard No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* (SFAS 159). The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are to be reported in earnings at each subsequent reporting date. This Statement is effective for our fiscal year beginning January 1, 2008. We currently have no plans to apply the option provisions of SFAS 159 to our consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position (FSP) FIN 48-1, *Definition of 'Settlement' in FASB Interpretation No. 48.* This FSP amends FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The guidance in this FSP should be applied by companies upon the initial adoption of FIN 48. We adopted FIN 48 in 2007, see *Note 10. Income Taxes* for more information. This FSP and FIN 48 did not have a material impact on our consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) issued the consensus on Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.* The provisions require companies to recognize the tax benefits of dividends on unvested share-based payments in equity and reclassify the tax benefits from additional paid-in capital to the income statement when the related award is forfeited. The provisions are effective prospectively starting January 1, 2008. The impact of this issue will not have a material effect to our consolidated financial statements.

In July 2007, the FASB issued FSP, APB 14-a, an interpretation of APB Opinion No. 14, *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.* This proposed FSP provides clarification on the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. If issued, the guidance could significantly impact the accounting for instruments commonly referred to as Instrument C, which is structured so that upon conversion, the principal amount of the obligation is paid in cash and the conversion spread is settled in cash or shares. This proposed FSP would require the issuer to bifurcate a component of the debt and classify that component in shareholder's equity, then accrete the resulting discount on the debt resulting in interest expense equal to the issuer's nonconvertible debt borrowing rate. The expected effective date is for fiscal years beginning after January 1, 2009 and is required to be retroactively applied. Such a change in the accounting for convertible debt securities could have a material impact on our consolidated financial statements.

In November 2007, the FASB issued FSP FAS 142-f, *Goodwill and Other Intangible Assets.* This proposed FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset under FASB Statement No. 142, *Goodwill and Other Intangibles* (FAS 142). The FSP aims to improve the consistency between the useful life of an intangible asset as determined under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, *Business Combinations*, and other applicable accounting literature. As a result of this FSP, entities generally will be able to align the assumptions used for valuing an intangible asset with those used to determine its useful life. This FSP will be effective for financial statements issued for fiscal years beginning after June 15, 2008 and interim periods within those fiscal years. We are currently evaluating the effect of this statement on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standard No 141 (revised 2007), *Business Combinations* (FAS 141(R)). FAS 141(R) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. In addition to new disclosure requirements, FAS 141(R) also makes the following significant changes: acquisition costs are expensed as incurred, noncontrolling interests are valued at fair value at the acquisition date, acquired contingencies are recorded at fair value at the acquisition date and subsequently re-measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies, in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset at the acquisition date, restructuring costs are expensed subsequent to the acquisition date and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense. This statement is effective for business combinations in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and early adoption is prohibited. We are currently evaluating the effect of this statement on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* (FAS 160). This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Changes in a parent's ownership interest that result in deconsolidation of a subsidiary will result in the recognition of a gain or loss in net income when the subsidiary is deconsolidated. FAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The statement is effective for fiscals years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the effect of this statement on our consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, *Fair Value Measurements.* FSP FAS 157-1 amends FASB Statement No. 157, *Fair Value Measurements* (FAS 157) to exclude FASB Statement No. 13, *Accounting for Leases* (FAS 13), and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 (except those arising from a business combination) in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FAS 157-2 delays the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP states that the application of FAS 157 for non-financial assets and non-financial liabilities will be delayed until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. FAS 157 was issued in September 2006 and defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard is effective for the year ended December 31, 2008. The application of FAS 157 will not have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

In general, this discussion is related to the results of our continuing operations, except for discussions regarding our cash flows (which also include the results of our discontinued operations). Unless otherwise indicated, references in this discussion to 2007, 2006 and 2005 are to our fiscal years ended December 31, 2007, 2006 and 2005, respectively. Additionally, any references to the first, second, third or fourth quarters are to the three months ended March 31, June 30, September 30 and December 31, respectively, for the year being discussed.

Broadcast Revenues

Set forth below are the principal types of broadcast revenues from continuing operations received by our stations for the periods indicated and the percentage contribution of each type to our total gross broadcast revenues (in millions):

	Years Ended December 31,					
	2007		2006		2005	
Local/regional advertising (a)	**$ 421.3**	**59.3%**	$ 410.8	57.0%	$ 407.3	58.5%
National advertising	**218.9**	**30.8%**	229.5	31.9%	248.9	35.7%
Political advertising	**5.8**	**0.8%**	36.6	5.1%	2.4	0.3%
Network compensation	**6.5**	**0.9%**	9.4	1.3%	13.2	1.9%
Retransmission consent	**44.4**	**6.3%**	20.4	2.8%	15.1	2.2%
Other station revenues	**13.5**	**1.9%**	13.5	1.9%	10.0	1.4%
Gross broadcast revenues	**710.4**	**100.0%**	720.2	100.0%	696.9	100.0%
Less: agency commissions	**(87.8)**		(93.1)		(90.4)	
Net broadcast revenues	**622.6**		627.1		606.5	
Revenues realized from station barter arrangements	**61.8**		54.5		54.9	
Other operating divisions' revenues	**33.7**		24.6		22.6	
Total revenues	**$ 718.1**		$ 706.2		$ 684.0	

(a) In 2007, 2006 and 2005, $14.5 million, $4.7 million and $3.4 million, respectively, in revenues generated from our retransmission consent agreements are categorized as local/regional advertising rather than as retransmission consent revenues pursuant to EITF 00-21.

Our primary types of programming and their approximate percentages of 2007 net broadcast revenues from continuing operations were syndicated programming (40.2%), network programming (21.1%), news (14.7%), direct advertising programming (8.1%) and sports programming (5.6%). Additionally, other types of revenue and their approximate percentages of 2007 net broadcast revenues from continuing operations were retransmission consent (7.1%), network compensation (1.0%) and other (2.2%).

The following table presents our time sales revenue from continuing operations, net of agency commissions, by network affiliates for the past three years (in millions):

	# of Stations	Percent of Sales 2007	Net Time Sales (a)			Percent Change	
			2007	2006 (b)	2005	'07 vs. '06	'06 vs. '05
FOX (c)	20	43.5%	$ 243.0	$ 235.3	$ 230.4	3.3%	2.1%
MyNetworkTV(d)	17	18.4%	102.9	120.8	123.0	(14.8%)	(1.8%)
ABC (c)	9	21.7%	120.7	136.1	122.9	(11.3%)	10.7%
The CW (d)	9	13.6%	76.0	76.6	77.7	(0.8%)	(1.4%)
CBS	2	2.0%	11.3	10.5	10.7	7.6%	(1.9%)
NBC	1	0.7%	3.6	4.3	3.5	(16.3%)	22.9%
Digital (e)	4	0.1%	0.7	0.4	—	75.0%	100.0%
Total	62		$ 558.2	$ 584.0	$ 568.2		

(a) During 2006 and 2005, several of our stations switched affiliations. We have reclassified the revenue for those stations in prior years for comparability.

(b) 2006 includes significantly more political revenue than 2007 and 2005.

(c) During 2005, we entered into an agreement to sell our FOX station in Tri-Cities, Tennessee. During 2007, we entered into an agreement to sell our ABC station in Springfield, Massachusetts. The time sales from these stations are not included in this table because they are accounted for as time sales from discontinued operations.

(d) In September 2006, our composition of network affiliates changed as a result of our agreement to air MyNetworkTV programming and the merger of UPN and The WB into a network called The CW. Refer to *Item 1. Markets and Stations* table for additional information.

(e) Some of our television stations are broadcasting a second digital signal as permitted by FCC rules.

Operating Data

The following table sets forth certain of our operating data from continuing operations for the years ended December 31, 2007, 2006 and 2005 (in millions). For definitions of terms, see the footnotes to the table in *Item 6. Selected Financial Data.*

For the Years Ended December 31,	2007	2006	2005
Net broadcast revenues	$ 622.6	$ 627.1	$ 606.5
Revenues realized from station barter arrangements	61.8	54.5	54.9
Other operating divisions' revenues	33.7	24.6	22.6
Total revenues	718.1	706.2	684.0
Station production expenses	148.7	144.2	149.0
Station selling, general and administrative expenses	140.0	138.0	135.9
Expenses recognized from station barter arrangements	55.7	49.4	50.5
Depreciation and amortization	157.2	153.3	136.9
Other operating divisions' expenses	33.0	24.2	20.9
Corporate general and administrative expenses	24.3	22.8	21.2
Impairment of intangibles	—	15.6	—
Operating income	$ 159.2	$ 158.7	$ 169.6
Net income	$ 22.7	$ 54.0	$ 185.9
Net income available to common shareholders	$ 22.7	$ 54.0	$ 207.1

Revenue Discussion and Analysis

The following table presents our revenues from continuing operations, net of agency commissions, for the three years ended December 31, 2007, 2006 and 2005 (in millions):

For the Years Ended December 31,	2007	2006	2005	Percent Change '07 vs. '06	Percent Change '06 vs. '05
Local revenues:					
Non-political (a)	$ 366.9	$ 357.6	$ 354.3	2.6%	0.9%
Political	1.3	10.0	1.2	(b)	(b)
Total local	368.2	367.6	355.5	0.2%	3.4%
National revenues:					
Non-political	186.3	195.3	211.9	(4.6%)	(7.8%)
Political	3.7	21.1	0.8	(b)	(b)
Total national	190.0	216.4	212.7	(12.2%)	1.7%
Other revenues	64.4	43.1	38.3	49.4%	12.5%
Total net broadcast revenues	$ 622.6	$ 627.1	$ 606.5	(0.7%)	3.4%

(a) Revenues of $14.5 million, $4.7 million and $3.4 million in 2007, 2006 and 2005, respectively, generated from our retransmission consent agreements are categorized as local/regional advertising pursuant to EITF 00-21.

(b) Political revenue is not comparable from year to year due to the cyclicality of elections. See *Political Revenues* below for more information.

Our largest categories of advertising and their approximate percentages of 2007 net time sales were automotive (21.2%), professional services (14.6%), schools (6.9%), paid programming (6.6%), fast food (6.4%) and retail (5.6%). No other advertising category accounted for more than 5.0% of our net time sales in 2007. Along with the industry, we have seen softness in the automotive advertising category. We conduct business with thousands of advertisers. No advertiser accounted for more than 1.25% of our consolidated broadcast revenue in 2007.

Net Broadcast Revenues. From a revenue category standpoint, the year ended December 31, 2007, when compared to 2006, was impacted by a decrease in advertising revenues from political, retail, fast food, paid programming, movies and soft drinks, offset by increases in medical, media, telecommunications, services, cosmetics and home products. Automotive, our single largest category, representing 21.2% of the year's net time sales, was down 4.6%.

Political Revenues. Local and national political revenues were the primary drivers of higher revenue in 2006, compared to 2007 and 2005 because 2006 was an election year. For the year ended December 31, 2007, political revenues decreased by $26.1 million to $5.0 million when compared to the same period in 2006. We expect political revenues to increase in 2008 from 2007 levels, because 2008 is a presidential election year.

Local Revenues. Our revenues from local advertisers, excluding political revenues, increased during the last three years. We continue to focus on increasing local advertising revenues through innovative sales and marketing strategies in our markets. We continue to provide an enhanced sales training course for all of our salespeople with a focus on local revenue sales. We expect to continue these efforts in 2008. Local revenues excluding political increased $9.3 million for the year ended December 31, 2007, compared to the same period in 2006. This increase was primarily due to revenue from our FOX affiliates which were up $12.9 million in 2007, a 9.3% increase from 2006 offset by a decrease in revenue from our MyNetworkTV affiliates of $5.1 million in 2007, a 6.5% decrease from 2006.

National Revenues. Our revenues from national advertisers, excluding political revenues, have continued to trend downward over time. We believe this trend represents a shift in the way national advertising dollars are being spent and we believe this trend will continue in the future. Advertisers in major categories like automotive, soft drink and packaged goods have shifted significant portions of their advertising budgets away from spot television into non-traditional media, in-store promotions and product placement in network shows. Automotive decreases are due to automotive companies reducing advertising budgets and shifting advertising dollars to specific Direct Marketing Areas. We had decreases in national revenues, excluding political of $9.0 million during the year ended December 31, 2007, when compared to the same period in 2006. More specifically in 2007, the primary drivers to our decrease in national revenues were caused by a change in Super Bowl programming advertising revenues were $2.0 million less than the same period in 2006 due to the shift in network affiliation that aired the Super Bowl from ABC to CBS and weakness from our MyNetworkTV stations.

Other Revenues. Our other revenues consist primarily of revenues from retransmission consent agreements with multi-channel video programming distributors, network compensation, production revenues and revenues from our outsourcing agreements. Our retransmission consent agreements, including the advertising component, generated $58.9 million in total broadcast revenues during 2007 compared with $25.1 million in 2006 and $18.5 million in 2005. This growth trend is the result of our ability to monetize our existing relationships as cable providers struggle with increased competition from alternative video delivery providers and have begun to recognize the value of our digital and high definition signals and network programming. Pursuant to EITF 00-21, during 2007, $44.4 million of the total $58.9 million in revenues generated from our retransmission consent agreements are included in other revenues while the remaining $14.5 million is included in net time sales. During 2006, $20.4 million of the total $25.1 million in revenues generated from our retransmission consent agreements are included in other revenues while the remaining $4.7 million is included in net time sales. During 2005, $15.1 million of the total $18.5 million in revenues generated from our retransmission consent agreements are included in other revenues while the remaining $3.4 million is included in net time sales. Certain agreements are set to expire in 2008 and therefore, contractual negotiations are expected. We expect to continue to generate revenues from retransmission consent agreements at terms as favorable as or more favorable than our existing agreements upon the expiration of those agreements. Our retransmission consent agreements include automatic annual fee escalators. Network compensation decreased by $2.9 million during 2007 and $3.8 million during 2006. We expect further decreases in revenues from network compensation in 2008.

Expense and Other Income Discussion and Analysis

The following table presents our significant expense and other income categories for the three years ended December 31, 2007, 2006 and 2005 (in millions):

							Percent Change (Increase/(Decrease))	
		2007		2006		2005	'07 vs. '06	'06 vs. '05
Station production expenses	**$**	**148.7**	$	144.2	$	149.0	3.1%	(3.2%)
Station selling, general and administrative expenses	**$**	**140.0**	$	138.0	$	135.9	1.4%	1.5%
Amortization of program contract costs and net realizable value adjustments	**$**	**96.4**	$	90.6	$	70.5	6.4%	28.5%
Depreciation of property and equipment	**$**	**43.1**	$	45.3	$	48.9	(4.9%)	(7.4%)
Corporate general and administrative expenses	**$**	**24.3**	$	22.8	$	21.2	6.6%	7.5%
Interest expense	**$**	**95.9**	$	115.2	$	120.0	(16.8%)	(4.0%)
Loss from extinguishment of debt	**$**	**30.7**	$	0.9	$	1.9	3,311.1%	(52.6%)
Gain from derivative instruments	**$**	**2.6**	$	2.9	$	21.8	(10.3%)	(86.7%)
Income (loss) from equity and cost method investments	**$**	**0.6**	$	6.3	$	(1.4)	(90.5%)	550.0%
Gain on insurance settlement	**$**	**—**	$	—	$	1.2	—%	(100.0%)
Impairment of intangibles	**$**	**—**	$	15.6	$	—	(100.0%)	100.0%
Income tax provision	**$**	**18.8**	$	6.6	$	36.0	184.8%	(81.7%)

Station production expenses. Station production expenses for 2007 increased compared to 2006 as a result of increases in programming expenses of $1.7 million, engineering expenses of $1.0 million, production expenses of $0.7 million, news expenses of $0.6 million, promotion expenses of $0.5 million, rating service fees of $0.5 million and music license fees of $0.2 million. These increases were offset by decreases in costs related to LMAs and outsourcing agreements of $0.6 million and other miscellaneous expenses of $0.1 million.

Station production expenses for 2006 decreased compared to 2005 as a result of decreases in news expenses of $3.8 million related to the shutdown of News Central at several stations, rating service fees of $1.5 million and programming expenses of $1.7 million. These decreases were offset by increases in costs related to LMAs and outsourcing agreements of $0.3 million, engineering expenses of $0.7 million, music license fees of $0.7 million, promotion expenses of $0.2 million, production expenses of $0.2 million and other expenses of $0.1 million.

Station selling, general and administrative expenses. Station selling, general and administrative expenses for 2007 increased compared to the same period in 2006 as a result of increases in sales expenses of $1.3 million, national representative commissions costs of $0.6 million and other general and administrative expenses primarily related to health care costs of $0.4 million, salary and bonus increases of $0.4 million, electric expense of $0.2 million and other expenses of $0.2 million offset by decreases in personal property taxes of $0.8 million and non-income based taxes of $0.3 million.

Station selling, general and administrative expenses for 2006 increased compared to the same period in 2005 as a result of increases in general and administrative expenses primarily related to salary and bonus increases of $1.1 million, bad debt expense of $0.7 million, audit and accounting fees of $0.4 million and insurance, utilities and other net costs of $1.3 million. In addition, there was an increase in national representative commissions costs of $0.1 million. These increases were offset by decreases in traffic expense of $1.4 million and sales expenses of $0.1 million.

We expect 2008 station production and station selling, general and administrative expenses excluding barter to be up from 2007.

Amortization of program contract costs. The amortization of program contract costs increased during 2007 compared to 2006 primarily due to an increase of $6.7 million in write-downs of our program contract costs partially offset by a decrease in program amortization of $0.9 million. The amortization increase during 2006 compared to 2005 was primarily due to significant program additions. We expect program contract amortization expense to decrease in 2008 when compared to 2007.

Depreciation of property and equipment. The depreciation of property and equipment decreased in 2007 compared to 2006 and in 2006 compared to 2005. These decreases are primarily related to assets becoming fully depreciated over time. These decreases are offset by depreciation associated with capital expenditures of $23.2 million, $16.9 million and $16.7 million in 2007, 2006 and 2005, respectively. We expect depreciation on property and equipment to increase in 2008 when compared to 2007 and capital expenditures are expected to be greater in 2008.

Corporate general and administrative expenses. Corporate general and administrative expenses represent the costs to operate our corporate headquarters location. Such costs include, among other things, corporate departmental salaries, bonuses, fringe benefits and other compensation, directors' and officers' life insurance, health and other insurance, rent, telephone, consulting fees, legal, accounting, director fees and strategic development initiatives. Corporate departments include executive, treasury, finance and accounting, human resources, technology, corporate relations, legal, sales, engineering, operations and purchasing.

Corporate general and administrative expense for 2007 increased compared to the same period in 2006 due to increases in stock-based compensation expense for stock-settled stock appreciation rights of $1.0 million, restricted and unrestricted stock awards of $0.5 million, investment consulting fees of $0.5 million, the difference in the amount of workers compensation insurance refunds received in 2006 compared to 2007 amounting to $0.5 million, increases in compensation expense of $0.3 million, satellite costs of $0.2 million, property insurance of $0.2 million, director's fees of $0.1 million and health care costs of $0.1 million. These increases were offset by decreases in legal fees of $0.8 million, costs related to the shutdown of unprofitable local news programming at several stations in 2006 of $0.7 million, building rent of $0.2 million, and directors and officers insurance of $0.2 million.

Corporate general and administrative expense for 2006 increased compared to the same period in 2005 due to increases of $1.7 million related to the shutdown of News Central at several stations and other strategic development initiatives related to news, salary and bonus expense of $1.4 million, legal fees of $0.5 million, restricted and unrestricted stock compensation costs of $0.1 million and other miscellaneous expenses of $0.2 million. These increases were offset by property and general insurance reimbursements of $0.2 million, workers compensation refunds of $0.4 million, decreases in health care costs of $1.0 million and audit and accounting fees of $0.7 million.

We expect corporate overhead expenses to increase in 2008.

Interest expense. Interest expense presented in the financial statements is related to continuing operations. Interest expense has been decreasing since 2004, primarily due to refinancings we have undertaken. The decrease during 2007 compared to 2006 is primarily due to the redemption of the 8.75% Senior Subordinated Notes, due 2011 (the 8.75% Notes) on January 22, 2007 and the partial redemption of the 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes) on June 11, 2007 and June 18, 2007. These decreases were partially offset by an increase in interest on our Revolving Credit Facility and Term Loan and interest on the 3.0% Convertible Senior Notes, due 2027.

Interest expense for 2006 decreased compared to the same period in 2005 due to the expiration of two interest rate swap agreements, a decrease of interest related to derivative instruments, and the repurchase of the 8.0% Notes. The decrease was offset by increases due to the accretion of a debt discount as a result of the redemption of our Series D Convertible Exchangeable Preferred Stock for Convertible Debentures in the second quarter of 2005 and interest expense related to amended state income tax returns.

We expect interest expense to decrease in 2008 when compared to 2007, assuming no changes in the current interest rate yield curve or changes in our assumption of debt levels for 2008.

Loss from extinguishment of debt. In January 2007 and June 2007, we redeemed and partially redeemed our 8.75% Notes and our 8.0% Notes, respectively. The redemption of the 8.75% Notes resulted in a $15.7 million loss from extinguishment of debt. The partial redemption of the 8.0% Notes resulted in a $15.0 million loss from extinguishment of debt. For further information see *Liquidity and Capital Resources.*

Gain from derivative instruments. We record gains and losses related to certain of our derivative instruments not treated as hedges in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended. The fair value of our derivative instruments is primarily based on the anticipated future interest rate curves at the end of each period. During 2006, certain instruments expired resulting in a reduction in unrealized gain.

Income (loss) from equity and cost method investments. During 2007, we recorded $1.6 million in income from certain private investment funds. This income was offset by an impairment of $1.0 million related to one of our direct investments in a privately held small business. During 2006, we recorded $7.3 million of income from our investment in a private investment fund. This was a result of the sale and initial public offering of certain of the fund's portfolio companies. This income was partially offset by losses from one of our direct investments in a privately held small business. The loss in 2005 primarily related to the impairment of one of our direct investments in a privately held small business.

Gain on insurance settlement. In the first quarter of 2003, one of our towers in Charleston, West Virginia collapsed during a severe ice storm. In 2005, we recognized a gain on insurance settlement of $1.2 million related to rebuilding the tower and replacing the other assets that were destroyed by the collapse. We did not receive any additional payments or gains related to this claim in 2007 and 2006.

Impairment of intangibles. On a periodic basis, we test our goodwill for impairment in accordance with the applicable accounting rules. See *Note 5. Goodwill and Other Intangible Assets,* in the Notes to our Consolidated Financial Statements. In 2006, we recorded an impairment of $11.9 million related to goodwill. In addition, during 2006, we wrote-down a decaying advertiser based definite-lived intangible asset by $3.7 million.

Income tax provision. We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) on January 1, 2007. The adoption of FIN 48 did not cause a material change to our contingent liability for unrecognized tax benefits. We decreased the January 1, 2007 balance of our accumulated deficit position by $0.6 million to apply the cumulative effect of the FIN 48 adoption. As of the date of adoption, we had $32.9 million of gross unrecognized tax benefits. Of this total, $17.6 million (net of federal effect on state tax issues) and $7.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. At December 31, 2007, we had $28.0 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $7.1 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We had $6.7 million and $0 accrued for interest and penalties, respectively, at January 1, 2007. We recognized $0.4 million of income tax benefit for interest related to uncertain tax positions during the year ended December 31, 2007.

The 2007 income tax provision for our pre-tax income from continuing operations of $39.2 million resulted in an effective tax rate of 47.9%. The 2006 income tax provision for our pre-tax income from continuing operations of $55.1 million resulted in an effective tax rate of 12.0%. The increase in effective tax rate from 2007 to 2006 is primarily attributable to the release of discrete tax and related interest reserves during 2006 as a result of the expiration of the statute of limitations for the federal income tax returns for 1999 through 2002.

As of December 31, 2007, we had a net deferred tax liability of $305.6 million as compared to a net deferred tax liability of $274.0 million as of December 31, 2006. The increase primarily relates to an increase in deferred tax liabilities associated with book and tax differences attributable to the amortization of intangible assets.

The 2006 income tax provision for our pre-tax income from continuing operations of $55.1 million resulted in an effective tax rate of 12.0%. The 2005 income tax provision for our pre-tax income from continuing operations of $70.5 million resulted in an effective tax rate of 51.1%. The decrease in effective tax rate from 2005 to 2006 is primarily attributable to the release of discrete tax and related interest reserves as a result of the expiration of the statute of limitations for the Federal income tax returns for 1999 through 2002.

As of December 31, 2006, we had a net deferred tax liability of $274.0 million as compared to a net deferred tax liability of $266.9 million as of December 31, 2005. The increase in deferred taxes primarily relates to a decrease in deferred tax assets associated with additional valuation allowances recorded to reflect a change in circumstances causing a change in judgment with respect to realizability of state net operating losses.

Other Operating Divisions' Revenue and Expense

The following table presents Other Operating Divisions' revenue and expenses related to G1440 Holdings, Inc. (G1440), our software development, information technology staffing and consulting company, Acrodyne Communications, Inc. (Acrodyne), a manufacturer of television transmissions systems and Triangle Signs & Services, Inc. (Triangle), a sign designer and fabricator, for the years ended December 31, 2007, 2006 and 2005 (in millions):

	For the Years Ended December 31,			Percent Change	
	2007	2006	2005	'07 vs. '06	'06 vs. '05
Revenues:					
G1440	**$ 9.4**	$ 8.5	$ 9.2	10.6%	(7.6%)
Acrodyne	**$ 4.4**	$ 16.1	$ 13.4	(72.7%)	20.1%
Triangle	**$ 19.2**	$ —	$ —	100.0%	— %
Other	**$ 0.7**	$ —	$ —	100.0%	— %
Expenses:					
G1440	**$ 9.8**	$ 8.6	$ 8.1	14.0%	6.2%
Acrodyne	**$ 6.3**	$ 15.6	$ 12.9	(59.6%)	20.9%
Triangle	**$ 15.8**	$ —	$ —	100.0%	— %
Other	**$ 1.1**	$ —	$ —	100.0%	— %

Triangle was acquired in May 2007. The decrease in Acrodyne's revenue for the year ended December 31, 2007 compared to the same period in 2006 is due to a decrease in market demand. Other includes partial year results of other operating divisions' companies acquired during 2007.

LIQUIDITY AND CAPITAL RESOURCES

Our financial condition and balance sheet continue to get stronger. As of December 31, 2007, we had $21.0 million in cash and cash equivalent balances and working capital of approximately $13.4 million. Cash generated by our operations and availability under our Revolver are used as our primary source of liquidity. We anticipate that in 2008, cash flow from our operations and borrowings under the Revolver will be sufficient to continue paying dividends under our current policy and to satisfy our debt service obligations, capital expenditure requirements plans including those related to the upgrade and expansion of stations' high-definition master control systems and certain strategic investment and working capital needs. As of December 31, 2007, we had borrowed $95.0 million under our Term Loan A. Our ability to draw on our Revolver is based on pro forma trailing cash flow levels as defined in our Bank Credit Agreement. For the year ended December 31, 2007, the entire $175.0 million of current borrowing capacity was available under our Revolver. Our Term Loan A-1 was drawn in full on January 16, 2007 in order to redeem the 8.75% Senior Subordinated Notes, due 2011, which we redeemed in full on January 22, 2007.

On April 22, 2002, we filed a $350.0 million universal shelf registration statement with the Securities and Exchange Commission which will permit us to offer and sell various types of securities from time to time. Offered securities may include common stock, debt securities, preferred stock, depository shares or any combination thereof in amounts, prices and on terms to be announced when the securities are offered. As of December 31, 2007, we had $5.0 million of availability under our universal shelf registration statement filed with the Securities and Exchange Commission that expires on November 30, 2008.

Sources and Uses of Cash

The following table sets forth our cash flows for the years ended December 31, 2007, 2006 and 2005 (in millions):

	2007	2006	2005
Net cash flows from operating activities	**$ 146.2**	$ 155.3	$ 54.6
Net cash flows from (used in) investing activities:			
Acquisition of property and equipment	**$ (23.2)**	$ (16.9)	$ (16.7)
Payments for acquisition of television stations	**—**	(1.7)	(15.5)
Payments for acquisitions of other operating divisions' companies	**(39.1)**	—	—
Investments in equity and cost method investees	**(16.4)**	(0.3)	(1.0)
Proceeds from sales of assets	**0.7**	2.4	0.1
Proceeds from the sale of broadcast assets related to discontinued operations	**21.0**	1.4	295.2
Proceeds from sale of equity investees	**—**	—	21.5
Other	**0.6**	—	1.2
Net cash flows (used in) from investing activities	**$ (56.4)**	$ (15.1)	$ 284.8
Net cash flows (used in) from financing activities:			
Proceeds from notes payable, commercial bank financing and capital leases	**$ 751.6**	$ 75.0	$ 52.0
Repayments of notes payable, commercial bank financing and capital leases	**(840.6)**	(114.4)	(360.4)
Proceeds from exercise of stock options, including excess tax benefits of $1.9 million, $0.1 million and $0 million, respectively	**13.4**	1.1	0.1
Dividend paid on Class A and Class B Common Stock	**(49.5)**	(36.1)	(19.2)
Other	**(11.2)**	(8.0)	(12.7)
Net cash flows used in financing activities	**$ (136.3)**	$ (82.4)	$ (340.2)

Operating Activities

Net cash flows from operating activities were $9.1 million lower for the year ended December 31, 2007 compared to the same period in 2006. During 2007, we paid $27.2 million more for the extinguishment of debt due to the full redemption of the 8.75% Notes and the partial redemption of the 8.0% Notes. Additionally, we received $4.2 million less in distributions from equity and cost method investees, $3.8 million less in tax refunds and $1.4 million less in operating cash flows from stations we sold. Offsetting these amounts, we paid $11.8 million less in interest payments, $10.0 million less in program payments, $4.5 million less in tax payments, and $1.2 million less in cash receipts from customers, net of cash payments to vendors for operating expenses and other working capital cash activities.

Net cash flows from operating activities were $100.7 million higher for the year ended December 31, 2006 compared to the same period in 2005. During 2006, cash receipts from customers, net of cash payments to vendors for operating expenses and other working capital cash activities were $36.7 million higher compared to the same period in 2005. Additionally, we paid $16.0 million less in program payments, $10.7 million less in interest payments, $33.4 million less in tax payments and received $11.3 million more in tax refunds and $4.0 million more in distributions from equity and cost method investees in the year ended December 31, 2006. These amounts were offset by $11.4 million in operating cash flows from stations we sold.

We expect program payments to increase in 2008 compared to 2007.

Investing Activities

Net cash flows used in investing activities increased for the year ended December 31, 2007 compared to the same period in 2006. During the year ended December 31, 2007, we paid $39.1 million, net of cash acquired related to our acquisitions of Triangle Sign & Service, Inc., FBP Holding Company, LLC, Bagby Investors, LLC and Alarm Funding Associates, LLC. In addition, we made $16.2 million and $0.8 million in equity and debt investments, respectively, in real estate ventures. These acquisitions and investments reflect our strategy to maximize value for our shareholders, which includes diversification through investments in non–television assets. We had an increase in capital expenditures of $6.3 million. These outflows were partially offset by an increase of $19.6 million related to the sale of certain broadcasting assets.

Net cash flows from investing activities were also significantly different for the year ended December 31, 2006 compared to the same period in 2005 primarily because of proceeds from the sale of television stations, offset by cash paid for the acquisition of stations in 2005.

For 2008, we anticipate incurring an increase of capital expenditures when compared to 2007 for our upgrade to high-definition master control systems, build out of high definition news, station maintenance, equipment replacement and consolidation of building and tower needs in some markets. We expect to fund such capital expenditures with cash generated from operating activities and borrowings under our Revolver. In addition, when the opportunity is available to us and it makes economic sense, we may accelerate the timing of capital expenditures from 2009 to 2008 in order to take advantage of recently passed favorable tax legislation related to the recent economic stimulus legislation.

Financing Activities

Net cash flows used in financing activities increased for the year ended December 31, 2007 compared to the same period in 2006. Our debt repayments to non-affiliates, net of debt issuances, in 2007 was $89.0 million compared to $39.4 million in 2006. In addition, we increased the value returned to our shareholders through dividend payments on our common stock that were $13.4 million higher for the year ended December 31, 2007 compared to the same period in 2006 due to multiple dividend rate increases.

Net cash flows from financing activities were significantly different for the year ended December 31, 2006 compared to the same period in 2005 because we utilized the cash from the sale of television stations to repay debt during 2005. Our debt repayments to non-affiliates, net of debt issuances, in 2006 was $39.4 million compared to $308.4 million in 2005. Dividend payments on our common stock were $16.9 million higher for the year ended December 31, 2006 compared to the same period in 2005 because our dividend rate increased.

On February 6, 2008, we announced that our Board of Directors approved an increase to our annual dividend to 80 cents per share from 70 cents per share. We intend to declare dividend distributions each future quarter. The dividends paid for 2007, 2006 and 2005 are shown below:

For the quarter ended	Quarter dividend per share	Total dividends paid	Payment date
March 31, 2007	$ 0.150	$ 13.1 million	April 13, 2007
June 30, 2007	$ 0.150	$ 13.1 million	July 12, 2007
September 30, 2007	$ 0.150	$ 13.1 million	October 12, 2007
December 31, 2007	$ 0.175	$ 15.3 million	January 14, 2008

For the quarter ended	Quarter dividend per share	Total dividends paid	Payment date
March 31, 2006	$ 0.100	$ 8.6 million	April 13, 2006
June 30, 2006	$ 0.100	$ 8.6 million	July 13, 2006
September 30, 2006	$ 0.125	$ 10.7 million	October 12, 2006
December 31, 2006	$ 0.125	$ 10.7 million	January 12, 2007

For the quarter ended	Quarter dividend per share	Total dividends paid	Payment date
March 31, 2005	$ 0.050	$ 4.3 million	April 15, 2005
June 30, 2005	$ 0.075	$ 6.4 million	July 15, 2005
September 30, 2005	$ 0.075	$ 6.4 million	October 14, 2005
December 31, 2005	$ 0.100	$ 8.5 million	January 13, 2006

During 2007, we repurchased face values of $307.4 million and $354.9 million of our 8.75% Senior Subordinated Notes, due 2011 and 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes), respectively. During January 2008, we repurchased, in the open market, $6.9 million face value of the 8.0% Notes. From time to time, we may repurchase additional outstanding debt on the open market. We expect to fund any repurchases with cash generated from operating activities and borrowings under our Bank Credit Agreement.

On February 5, 2008, our Board of Directors renewed its authorization to repurchase up to $150.0 million of our Class A Common Stock on the open market or through private transactions. We did not repurchase any Class A Common Stock during 2007.

Seasonality/Cyclicality

Our operating results are usually subject to seasonal fluctuations. Usually, the second and fourth quarter operating results are higher than the first and third quarters because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers.

Our operating results are usually subject to fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is elevated further due to advertising expenditures preceding the presidential election.

Contractual Obligations

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are contractually committed to acquire future programming and make certain minimum lease payments for the use of property under operating lease agreements.

The following table reflects a summary of our contractual cash obligations as of December 31, 2007 and the future periods in which such obligations are expected to be settled in cash (in thousands):

Contractual Obligations Related To Continuing Operations (a)

	Total	2008	2009-2010	2011-2012	2013 and thereafter (b)
Notes payable, capital leases and commercial bank financing (c)	$ 1,808,436	$ 95,958	$ 176,123	$ 766,156	$ 770,199
Notes and capital leases payable to affiliates	48,653	6,379	9,580	7,724	24,970
Operating leases	18,520	3,009	4,910	4,085	6,516
Employment contracts	15,678	8,841	6,051	666	120
Film liability – active (e)	170,195	90,208	64,604	14,799	584
Film liability - future (d), (e)	117,310	13,072	64,961	36,631	2,646
Programming services (f)	162,095	38,528	62,788	55,763	5,016
Maintenance and support	4,998	2,500	2,498	—	—
Network affiliation agreements	5,955	5,955	—	—	—
Other operating contracts	6,665	515	1,084	804	4,262
Total contractual cash obligations	$ 2,358,505	$ 264,965	$ 392,599	$ 886,628	$ 814,313

(a) Excluded from this table are $28.0 million of accrued unrecognized tax benefits. Due to inherent uncertainty, we can not make reasonable estimates of the amount and period payments will be made.

(b) Includes a one-year estimate of $4.9 million in payments related to contracts that automatically renew. We have not calculated potential payments for years after 2013.

(c) Includes interest on fixed rate debt and capital leases. Estimated interest on our recourse variable rate debt has been excluded. Recourse variable rate debt represents $320.0 million of our $1.3 billion total face value of debt as of December 31, 2007.

(d) Future film liabilities reflect a license agreement for program material that is not yet available for its first showing or telecast and is, therefore, not recorded as an asset or liability on our balance sheet. Pursuant to SFAS No. 63, *Financial Reporting for Broadcasters*, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet when the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement and the program is available for its first showing or telecast.

(e) Each future periods' film liability includes contractual amounts owed, however, what is contractually owed doesn't necessarily reflect what we are expected to pay during that period. While we are legally contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag.

(f) Includes obligations related to rating service fees, music license fees, market research, weather and news services.

Off Balance Sheet Arrangements

Off balance sheet arrangements as defined by the SEC include the following four items: obligations under certain guarantees or contracts; retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations arising out of a material variable interest in an unconsolidated entity. We have entered into arrangements where we have obligations under certain guarantees or contracts because we believe they will help improve shareholder returns.

On May 26, 2005, we entered into a twelve-month limited scope liquidity assurance with Acrodyne Communications, Inc. (Acrodyne), one of our majority-owned subsidiaries. On July 14, 2006, we extended the liquidity assurance for an additional twelve-month period. Pursuant to this agreement, we provided to them sufficient funding to cover any necessary working capital needs through May 25, 2007, when Acrodyne could not provide that funding on its own. In connection with this liquidity assurance, we established a $0.5 million line of credit for Acrodyne. Interest on any unpaid indebtedness is calculated on a daily basis at LIBOR plus 225 basis points per annum. As of December 31, 2007, Acrodyne had borrowed $0.5 million under this line of credit. The liquidity assurance was not extended in 2007. We provide no liquidity assurance to any of our other operating division companies or real estate venture investment entities.

The following table reflects a summary of these off balance sheet arrangements, as defined by the Securities and Exchange Commission (SEC), as of December 31, 2007 and the future periods in which such arrangements may be settled in cash if certain contingent events occur (in thousands):

	Total	2008	2009-2010	2011-2012	2013 and thereafter
Letters of credit	$ 440	$ 336	$ 52	$ 52	$ —
Investments and loan commitments (a)	25,624	25,624	—	—	—
Purchase commitments (b)	190	190	—	—	—
LMA and outsourcing agreements (c)	17,613	6,634	8,753	1,946	280
Total other commercial commitments	$ 43,867	$ 32,784	$ 8,805	$ 1,998	$ 280

(a) Commitments to contribute capital or provide loans to Allegiance Capital, LP, Sterling Ventures Partners, LP and Patriot Capital II, LP.

(b) Excludes our 2008 purchase of the non-licensed assets of KFXA-TV in Cedar Rapids, Iowa and obtained the right to purchase the licensed assets, pending FCC approval, for $1.9 million.

(c) Certain LMAs require us to reimburse the licensee owner their operating costs. Certain outsourcing agreements require us to pay a fee to another station for providing non-programming services. The amount will vary each month and, accordingly, these amounts were estimated through the date of the agreements' expiration, based on historical cost experience.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

We are exposed to market risk from changes in interest rates. We enter into derivative instruments primarily for the purpose of reducing the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt. We account for our derivative instruments under SFAS No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities*, as amended. For additional information on SFAS 133, see *Note 9. Derivative Instruments*, in the Notes to our Consolidated Financial Statements.

On April 20, 2006, we terminated two of our derivative instruments with a cash payment of $3.8 million, the aggregate fair value of the derivative liabilities on that date. These swap agreements were accounted for as fair value hedges in accordance with SFAS 133 and changes in their fair market values were reflected as adjustments to the carrying value of the underlying debt that was being hedged. Therefore, on the termination date, the carrying value of the underlying debt was adjusted to reflect the $3.8 million payment and that amount will be treated as a discount on the underlying debt that was being hedged and will be amortized over its remaining life, in accordance with SFAS 133. Amortization of the discount of $0.4 million was recorded as interest expense for each of the years ended December 31, 2007 and 2006.

On June 5, 2006, two of our derivative instruments expired. These expired swap agreements did not qualify for hedge accounting treatment under SFAS 133 and, therefore, the changes in their fair market values were reflected in historical earnings as an unrealized gain from derivative instruments through the expiration date. For the years ended December 31, 2006 and 2005, we recorded an unrealized gain of $2.9 million and $21.8 million, respectively, related to these instruments.

As of December 31, 2007, we had two remaining derivative instruments. Both of these instruments are interest rate swap agreements. One of these swap agreements, with a notional amount of $180.0 million and expiring March 15, 2012, is accounted for as a fair value hedge; therefore, any changes in its fair market value are reflected as an adjustment to the carrying value of our 8.0% Senior Subordinated Notes, due 2012, which is the underlying debt being hedged. During 2006, the other interest rate swap agreement was undesignated as a fair value hedge due to a reassignment of the counterparty; therefore, any subsequent changes in the fair market value are reflected as an adjustment to income. The notional amount of this swap agreement is $120.0 million and it expires on March 15, 2012. The interest we pay on the $180.0 million interest rate swap agreement is floating based on the three-month London Interbank Offered Rate (LIBOR) plus 2.28% and the interest we receive is 8.0%. The $120.0 million swap is structured identically with the exception of a difference in the interest spread where it is 2.35%. The fair market value of these agreements is estimated by obtaining quotations from the international financial institution which is a party to the contract. This fair value is an estimate of the net amount that we would pay on the balance sheet date if we cancelled the contracts or transferred them to other parties and includes net accrued interest receivable or payable. This amount was a net asset of $12.8 million and $5.7 million as of December 31, 2007 and 2006, respectively. During February 2008, the counterparty to each of these two derivative instruments terminated the agreements.

To determine the sensitivity of these derivative instruments to changes in interest rates, we also obtain quotations from the party to the contract that estimate the pro forma fair market value of the instruments on December 31, 2007 if current interest rates were higher by 1% or lower by 1%. As of December 31, 2007, the fair market value of these instruments would be a liability of $7.9 million if interest rates were 1% higher and an asset of $14.0 million if interest rates were 1% lower than current rates.

As of December 31, 2007, when including the effects of the above-mentioned interest rate swaps, $625.6 million or approximately 47% of the face value of our debt effectively pays interest at a floating rate.

During May 2003, we completed an issuance of $150.0 million aggregate principal amount of 4.875% Convertible Senior Notes, due 2018 (the 4.875% Notes). During May 2007, we completed an issuance of $345.0 million aggregate principal of 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes). Under certain circumstances, we will pay contingent cash interest to the holder of the convertible notes commencing on January 15, 2011 and May 10, 2010 for the 4.875% Notes and 3.0% Notes, respectively. The contingent cash interest feature for both issuances are embedded derivatives which had a negligible fair value as of December 31, 2007. The embedded derivative for the 4.875% Notes had a negligible fair value as of December 31, 2006.

On January 22, 2007, we redeemed in full our 8.75% Senior Subordinated Notes, due 2011 (the 8.75% Notes) using the proceeds from our $225.0 million Term Loan A-1, borrowings under the Revolver and cash on hand. This transaction increases our risk to increases from interest rates as the Term Loan A-1 and Revolver both accrue interest with a variable rate.

On May 10, 2007, we completed an offering of $300.0 million aggregate principal amount of Convertible Senior Notes, due 2027 at an interest rate of 3% per year. Upon certain conditions, the 3.0% Notes are convertible into cash and, in certain circumstances, shares of Class A Common Stock prior to maturity at an initial conversion price of $20.43 per share, subject to adjustment, which is equal to an initial conversion rate of approximately 48.9476 shares of Class A Common Stock per $1,000 principal amount of notes. Under certain provisions of the indenture we may be required to pay contingent cash interest to the holders of the 3.0% Notes. The 3.0% Notes may not be redeemed prior to May 20, 2010 and may thereafter be redeemed by us at par. On May 18, 2007, the underwriters of the 3.0% Notes exercised their option to purchase up to an additional aggregate $45.0 million principal amount of the 3.0% Notes. The offering was made pursuant to our universal shelf registration statement previously filed with the Securities and Exchange Commission. For additional information, refer to *Note 6. Notes Payable and Commercial Bank Financing*, in the Notes to our Consolidated Financial Statements.

On June 11, 2007 and June 18, 2007, we partially redeemed $300.0 million and $45.0 million, respectively, of our existing 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes) at a redemption price of 104.0% of the principal amount of the 8.0% Notes plus accrued and unpaid interest with net proceeds from the offering and cash on hand. As a result of the partial redemption, we recorded a loss from extinguishment of debt of $15.0 million representing the redemption premium and write-off of certain debt acquisition costs, a debt premium and an unamortized derivative asset. In addition to the partial redemption noted above, we repurchased on the open market $9.9 million of our 8.0% Notes during the year ended December 31, 2007. As of December 31, 2007, the outstanding face amount of the 8.0% Notes was $263.4 million. During January 2008, we repurchased on the open market $6.9 million of our 8.0% Notes.

We are exposed to risk from a change in interest rates to the extent we are required to refinance existing fixed rate indebtedness at rates higher than those prevailing at the time the existing indebtedness was incurred. As of December 31, 2007, we had senior subordinated notes totaling $263.4 million, convertible senior notes totaling $150.0 million, senior subordinated convertible notes totaling $153.2 million and convertible senior notes totaling $345.0 million expiring in the years 2012, 2018, 2012 and 2027, respectively. Based on the quoted market price, the fair value of these notes was $0.9 billion as of December 31, 2007. Generally, the fair market value of these notes will decrease as interest rates rise and increase as interest rates fall. We estimate that a 1.0% increase from prevailing interest rates would result in a decrease in fair value of these notes by $66.8 million as of December 31, 2007. The estimates related to the increase or decrease of interest rates are based on assumptions for forecasted future interest rates.

The 2007 transactions noted above decreased the fair value of our notes as of December 31, 2007 as compared to December 31, 2006 since the 8.0% Notes and the 8.75% Notes trade or traded at a premium and the 3.0% Notes trade at a discount. In addition, the fair value of the Term Loan A-1 which replaced a portion of the 8.75% Notes is not included in the fair value of our notes as of December 31, 2007.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2007, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management believes that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Ernst & Young, LLP, the independent registered public accounting firm who audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued a report on the effectiveness of our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during or subsequent to the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

We have audited Sinclair Broadcast Group, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sinclair Broadcast Group Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sinclair Broadcast Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinclair Broadcast Group, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Sinclair Broadcast Group, Inc. and our report dated February 28, 2008 expressed an unqualified opinion thereon.


Ernst + Young LLP

Ernst & Young LLP
Baltimore, Maryland
February 28, 2008

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

As of December 31,	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 20,980	$ 67,408
Accounts receivable, net of allowance for doubtful accounts of $3,882 and $3,985, respectively	127,891	130,227
Affiliate receivable	15	12
Current portion of program contract costs	50,276	65,137
Income taxes receivable	16,228	3,625
Prepaid expenses and other current assets	13,448	12,904
Deferred barter costs	2,026	2,455
Assets held for sale	—	21,010
Deferred tax assets	7,752	8,340
Total current assets	238,616	311,118
PROGRAM CONTRACT COSTS, less current portion	32,683	49,187
PROPERTY AND EQUIPMENT, net	284,551	269,725
GOODWILL, net	1,010,594	1,007,268
BROADCAST LICENSES, net	401,130	401,130
DEFINITE-LIVED INTANGIBLE ASSETS, net	192,733	198,103
OTHER ASSETS	64,348	35,049
Total assets	$ 2,224,655	$ 2,271,580
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,732	$ 4,849
Accrued liabilities	82,374	89,685
Current portion notes payable, capital leases and commercial bank financing	42,950	98,265
Current portion of notes and capital leases payable to affiliates	3,839	3,985
Current portion of program contracts payable	90,208	85,497
Deferred barter revenues	2,143	2,327
Liabilities held for sale	—	320
Total current liabilities	225,246	284,928
LONG-TERM LIABILITIES:		
Notes payable, capital leases and commercial bank financing, less current portion	1,274,386	1,290,899
Notes payable and capital leases to affiliates, less current portion	23,174	20,474
Program contracts payable, less current portion	79,985	97,369
Deferred tax liabilities	313,364	282,317
Other long-term liabilities	52,659	28,263
Total liabilities	1,968,814	2,004,250
MINORITY INTEREST IN CONSOLIDATED ENTITIES	3,067	685
SHAREHOLDERS' EQUITY:		
Class A Common Stock, $.01 par value, 500,000,000 shares authorized, 52,830,025 and 47,552,682 shares issued and outstanding, respectively	528	476
Class B Common Stock, $.01 par value, 140,000,000 shares authorized, 34,453,859 and 38,348,331 shares issued and outstanding, respectively, convertible into Class A Common Stock	345	383
Additional paid-in capital	614,156	596,667
Accumulated deficit	(360,324)	(328,406)
Accumulated other comprehensive loss	(1,931)	(2,475)
Total shareholders' equity	252,774	266,645
Total liabilities and shareholders' equity	$ 2,224,655	$ 2,271,580

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands, except per share data)

	2007	2006	2005
REVENUES:			
Station broadcast revenues, net of agency commissions	$ 622,643	$ 627,075	$ 606,450
Revenues realized from station barter arrangements	61,790	54,537	54,908
Other operating divisions' revenue	33,667	24,610	22,597
Total revenues	718,100	706,222	683,955
OPERATING EXPENSES:			
Station production expenses	148,707	144,236	149,033
Station selling, general and administrative expenses	140,026	137,995	135,870
Expenses recognized from station barter arrangements	55,662	49,358	50,334
Amortization of program contract costs and net realizable value adjustments	96,436	90,551	70,495
Other operating divisions' expenses	33,023	24,193	20,944
Depreciation of property and equipment	43,147	45,319	48,941
Corporate general and administrative expenses	24,334	22,795	21,220
Amortization of definite-lived intangible assets and other assets	17,595	17,529	17,480
Impairment of intangibles	—	15,589	—
Total operating expenses	558,930	547,565	514,317
Operating income	159,170	158,657	169,638
OTHER INCOME (EXPENSE):			
Interest expense and amortization of debt discount and deferred financing costs	(95,866)	(115,217)	(120,002)
Interest income	2,228	2,008	650
(Loss) gain from sale of assets	(21)	143	(80)
Loss from extinguishment of debt	(30,716)	(904)	(1,937)
Gain from derivative instruments	2,592	2,907	21,778
Income (loss) from equity and cost method investments	601	6,338	(1,426)
Gain on insurance settlement	—	—	1,193
Other income, net	1,227	1,159	721
Total other expense	(119,955)	(103,566)	(99,103)
Income from continuing operations before income taxes	39,215	55,091	70,535
INCOME TAX PROVISION	(18,800)	(6,589)	(36,027)
Income from continuing operations	20,415	48,502	34,508
DISCONTINUED OPERATIONS:			
Income from discontinued operations, net of related income tax benefit (provision) of $270, $3,121 and ($1,732), respectively	1,219	3,701	5,400
Gain from discontinued operations, net of related income tax provision of $489, $885 and $80,002, respectively	1,065	1,774	146,024
NET INCOME	22,699	53,977	185,932
PREFERRED STOCK DIVIDENDS	—	—	(5,004)
EXCESS OF PREFERRED STOCK CARRYING VALUE OVER REDEMPTION VALUE	—	—	26,201
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 22,699	$ 53,977	$ 207,129
BASIC AND DILUTED EARNINGS PER COMMON SHARE:			
Earnings per share from continuing operations	$ 0.23	$ 0.57	$ 0.65
Earnings per share from discontinued operations	$ 0.03	$ 0.06	$ 1.77
Earnings per share	$ 0.26	$ 0.63	$ 2.43
Weighted average common shares outstanding	86,910	85,680	85,380
Weighted average common and common equivalent shares outstanding	87,015	85,694	85,389
Dividends declared per share	$ 0.625	$ 0.450	$ 0.300

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In thousands)

	Series D Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
BALANCE, December 31, 2004	$ 33	$ 460	$ 391	$ 752,130	$ (526,463)	$ 226,551
Dividends declared on Class A and Class B Common Stock	—	—	—	—	(25,474)	(25,474)
Dividends paid on Series D Convertible Exchangeable Preferred Stock	—	—	—	—	(4,587)	(4,587)
Class A Common Stock issued pursuant to employee benefit plans and stock options exercised	—	3	—	2,426	—	2,429
Class B Common Stock converted into Class A Common Stock	—	8	(8)	—	—	—
Series D Convertible Exchangeable Preferred Stock converted into debt	(33)	—	—	(161,302)	26,201	(135,134)
Amortization of deferred compensation	—	—	—	5	—	5
Net income	—	—	—	—	185,932	185,932
BALANCE, December 31, 2005	$ —	$ 471	$ 383	$ 593,259	$ (344,391)	$ 249,722

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE, December 31, 2005	$ 471	$ 383	$ 593,259	$ (344,391)	$ —	$ 249,722
Dividends declared on Class A and Class B Common Stock	—	—	—	(38,176)	—	(38,176)
Class A Common Stock issued pursuant to employee benefit plans and stock options exercised	5	—	3,348	—	—	3,353
Tax benefit of nonqualified stock options exercised	—	—	60	—	—	60
Net income	—	—	—	53,977	—	53,977
Adjusted related to adoption of SFAS 158, net of taxes	—	—	—	—	(2,475)	(2,475)
Adjustment related to adoption of SAB 108, net of taxes	—	—	—	184	—	184
BALANCE, December 31, 2006	$ 476	$ 383	$ 596,667	$ (328,406)	$ (2,475)	$ 266,645
Other comprehensive income (loss):						
Net income	$ —	$ —	$ —	$ 53,977	$ —	$ 53,977
Adjustment related to adoption of SFAS 158, net of taxes	—	—	—	—	(2,475)	(2,475)
Comprehensive income (loss)	$ —	$ —	$ —	$ 53,977	$ (2,475)	$ 51,502

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE, December 31, 2006	$ 476	$ 383	$ 596,667	$ (328,406)	$ (2,475)	$ 266,645
Adjustment related to adoption of FIN 48, effective January 1, 2007	—	—	—	(589)	—	(589)
Dividends declared on Class A and Class B Common Stock	—	—	—	(54,028)	—	(54,028)
Class A Common Stock issued pursuant to employee benefit plans	14	—	15,638	—	—	15,652
Class B Common Stock converted into Class A Common Stock	38	(38)	—	—	—	—
Tax benefit of nonqualified stock options exercised	—	—	1,851	—	—	1,851
Amortization of net periodic pension benefit costs	—	—	—	—	544	544
Net income	—	—	—	22,699	—	22,699
BALANCE, December 31, 2007	$ 528	$ 345	$ 614,156	$ (360,324)	$ (1,931)	$ 252,774
Other comprehensive income:						
Net income	$ —	$ —	$ —	$ 22,699	$ —	$ 22,699
Amortization of net periodic pension benefit costs	—	—	—	—	544	544
Comprehensive income	$ —	$ —	$ —	$ 22,699	$ 544	$ 23,243

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands)

	2007	2006	2005
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:			
Net income	$ 22,699	$ 53,977	$ 185,932
Adjustments to reconcile net income to net cash flows from operating activities:			
Amortization of debt discount, net of debt premium	2,678	2,263	600
Depreciation of property and equipment	43,432	46,248	50,831
Recognition of deferred revenue	(19,874)	(8,874)	(4,942)
Accretion of capital leases	912	453	638
(Income) loss from equity and cost method investments	(601)	(6,057)	1,426
Loss (gain) on sale of property	21	(143)	80
Gain on sale of broadcast assets related to discontinued operations	(1,553)	(2,659)	(226,026)
Gain from derivative instruments	(2,592)	(2,907)	(21,778)
Impairment of intangibles	—	15,589	—
Amortization of definite-lived intangible assets and other assets	17,880	18,021	17,997
Amortization of program contract costs and net realizable value adjustments	96,593	90,746	71,337
Amortization of deferred financing costs	3,312	2,509	2,505
Stock-based compensation	3,730	1,905	1,701
Excess tax benefits for stock options exercised	(1,851)	(60)	—
Loss on extinguishment of debt, non-cash portion	3,431	854	1,995
Amortization of derivative instruments	794	538	538
Amortization of net periodic pension benefit costs	544	—	—
Deferred tax provision related to operations	34,379	18,833	43,631
Deferred tax provision (benefit) related to discontinued operations	5,463	(1,177)	36,033
Net effect of change in deferred barter revenues and deferred barter costs	245	(595)	(50)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease (increase) in accounts receivable, net	7,531	(3,366)	2,485
(Increase) decrease in taxes receivable	(10,124)	(3,625)	624
Decrease (increase) in prepaid expenses and other current assets	1,518	3,736	(1,050)
(Increase) decrease in other assets	(8)	(780)	5,151
Increase (decrease) in accounts payable and accrued liabilities	17,733	14,051	(11,687)
Increase in income taxes payable	—	2,255	908
Decrease in other long-term liabilities	(6,523)	(5,573)	(3,390)
Increase (decrease) in minority interest	1,432	(100)	(77)
Dividends and distributions from equity and cost method investees	3,051	7,217	3,219
Payments on program contracts	(78,038)	(88,006)	(104,020)
Net cash flows from operating activities	146,214	155,273	54,611
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Acquisition of property and equipment	(23,226)	(16,923)	(16,673)
Payments for acquisition of television stations	—	(1,710)	(15,540)
Payments for acquisitions of other operating divisions' companies	(39,075)	—	—
Dividends and distributions from cost method investees	583	—	—
Investments in equity and cost method investees	(16,384)	(339)	(970)
Proceeds from the sale of assets	696	2,430	66
Proceeds from the sale of broadcast assets related to discontinued operations	21,036	1,400	295,190
Loans to affiliates	(160)	(143)	(126)
Proceeds from loans to affiliates	157	141	125
Proceeds from the sale of equity investees	—	—	21,500
Proceeds from insurance settlements	—	—	1,193
Net cash flows (used in) from investing activities	(56,373)	(15,144)	284,765

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (CONTINUED)
(In thousands)

	2007	2006	2005
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:			
Proceeds from notes payable, commercial bank financing and capital leases	**751,609**	75,000	52,000
Repayments of notes payable, commercial bank financing and capital leases	**(840,642)**	(114,364)	(360,367)
Proceeds from exercise of stock options, including excess tax benefits of $1.9 million, $0.1 million and $0 million, respectively	**13,379**	1,125	178
Dividends paid on Series D Convertible Exchangeable Preferred Stock	**—**	—	(5,004)
Dividends paid on Class A and Class B Common Stock	**(49,490)**	(36,062)	(19,201)
Payments for deferred financing costs	**(7,065)**	—	(1,913)
Payments for derivative terminations	**—**	(3,750)	—
Repayments of notes and capital leases to affiliates	**(4,060)**	(4,325)	(5,905)
Net cash flows used in financing activities	**(136,269)**	(82,376)	(340,212)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(46,428)**	57,753	(836)
CASH AND CASH EQUIVALENTS, beginning of year	**67,408**	9,655	10,491
CASH AND CASH EQUIVALENTS, end of year	**$ 20,980**	$ 67,408	$ 9,655

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair Broadcast Group, Inc. is a diversified television broadcasting company that owns or provides certain programming, operating or sales services to television stations pursuant to broadcasting licenses that are granted by the Federal Communications Commission. We currently own, provide programming and operating services pursuant to local marketing agreements (LMAs) or provide, or are provided, sales services pursuant to outsourcing agreements to 58 television stations in 35 markets. For the purpose of this report, these 58 stations are referred to as "our" stations. Our broadcast group is a single reportable segment for accounting purposes and includes diverse network affiliations as follows: FOX (20 stations); MyNetworkTV (17 stations); ABC (9 stations); The CW (9 stations); CBS (2 stations) and NBC (1 station).

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and variable interest entities for which we are the primary beneficiary. Minority interest represents a minority owner's proportionate share of the equity in certain of our consolidated entities. All significant intercompany transactions and account balances have been eliminated in consolidation.

Discontinued Operations

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we have reported the financial position and results of operations of KOVR-TV in Sacramento, California, KSMO-TV in Kansas City, Missouri, WEMT-TV in Tri-Cities, Tennessee and WGGB-TV in Springfield, Massachusetts as assets and liabilities held for sale in the accompanying consolidated balance sheets and consolidated statements of operations. Discontinued operations have not been segregated in the consolidated statements of cash flows and, therefore, amounts for certain captions will not agree with the accompanying consolidated balance sheets and consolidated statements of operations. The operating results of KOVR-TV, KSMO-TV, WEMT-TV and WGGB-TV are not included in our consolidated results from continuing operations for the years ended December 31, 2007, 2006 and 2005. In accordance with Emerging Issues Task Force Issue No. 87-24, *Allocation of Interest to Discontinued Operations*, we have allocated $3.6 million of interest expense to discontinued operations for the year ended December 31, 2005. No interest expense was allocated for the years ended December 31, 2007 and 2006. See *Note 13. Discontinued Operations,* for additional information.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* (FIN 46R). FIN 46R introduces the variable interest entity consolidation model, which determines control and consolidation based on potential variability in gains and losses of the entity being evaluated for consolidation. We adopted FIN 46R on March 31, 2004. We consolidate Variable Interest Entities (VIEs) when we are the primary beneficiary. All debt held by our VIEs is non-recourse to us.

Our application to acquire the FCC license of WNAB-TV in Nashville, Tennessee is pending FCC approval. As a result, we have an outsourcing agreement with WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV. The outsourcing agreement is considered a variable interest in WNAB-TV. We have determined that the WNAB-TV license asset entity is a VIE and that we are the primary beneficiary of variable interests. As a result, we consolidate the assets and liabilities of WNAB-TV.

Our applications to acquire the FCC licenses of all the television stations owned by Cunningham Broadcasting Corporation (Cunningham) are pending FCC approval. We have a LMA agreement with each of the television stations that are considered variable interests. We have determined that the Cunningham license asset entities are VIEs and that we are the primary beneficiary of variable interests. As a result, we consolidate the assets and liabilities of Cunningham.

During 2007, we made investments in two real estate ventures considered to be VIEs. We have determined that we are the primary beneficiary of variable interests in these entities; as a result we consolidate the assets and liabilities of these entities. The activities of the real estate ventures are not material to our consolidated financial statements.

During 2008, we entered into an agreement with an unrelated third party for the right to acquire the licensed assets of KFXA-TV in Cedar Rapids, Iowa, pending FCC approval, for $1.9 million. We have determined the KFXA-TV license asset entity is a VIE and that we are the primary beneficiary of variable interests of KFXA-TV as a result of the terms of our outsourcing agreement and purchase option. As a result, we will consolidate the assets and liabilities of KFXA-TV in the first quarter 2008.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Acquisitions

In May 2007, we acquired Triangle Sign & Service, Inc. (Triangle), a Baltimore-based company whose primary business is to design and fabricate commercial signs for retailers, sports complexes and other commercial businesses, for $15.9 million, net of cash acquired.

In July 2007, we acquired FBP Holding Company, LLC (FBP Holding), which holds an investment in a commercial warehouse property located in Baltimore, Maryland, for $8.3 million, consisting of $1.2 million cash, net of cash acquired, and $7.1 million in the assumption of debt. Debt assumed in conjunction with this acquisition is non-recourse to us.

In September 2007, we acquired Bagby Investors, LLC (Bagby), which holds an investment in a commercial office building in Baltimore, Maryland, for $16.9 million, net of cash acquired.

In November 2007, we acquired Alarm Funding Associates, LLC (Alarm Funding), which is a regional security alarm operating and bulk acquisition company located in Exton, Pennsylvania for $4.9 million, net of cash acquired. We expect to finalize the purchase price allocation for Alarm Funding in first quarter 2008.

We consolidate the financial statements of these entities. Their results are included in the financial statements from the date of their acquisition. These acquisitions are not material to our consolidated financial statements. These acquisitions are shown in the statement of cash flows as payments for acquisitions of other operating divisions' companies. We entered into these acquisitions as part of our strategy to maximize value for our shareholders, which includes diversification through investments in non-television assets.

In February 2008, we acquired the non-licensed assets of KFXA-TV in Cedar Rapids, Iowa for $17.1 million in cash and the right to purchase licensed assets, pending FCC approval, for $1.9 million. Our CBS affiliate in Cedar Rapids, KGAN-TV, will provide sales and other non-programming related services to KFXA-TV pursuant to a joint sales agreement. We will consolidate the financial statements of the non-licensed and licensed assets of KFXA-TV in first quarter 2008.

Investments

We use the equity method of accounting for investments in which we have between 20% and 50% ownership interest or when we have significant influence over the operations of the business. For investments in which we have more than 50% ownership interest, we consolidate the operations; and for investments in which we have less than 20% ownership interest, we use the lower of cost or fair market value method of accounting. See *Note 3. Investments,* for more information regarding our investments.

During 2007, we made $17.0 million in cash investments in various real estate ventures including developmental land and apartment and shopping complexes. All of these investments were accounted for under the equity method of accounting. In first quarter 2008, we made an add-on cash investment of $4.5 million primarily in developmental land and a $3.0 million cash investment in Patriot Capital II, LP (Patriot Capital). Patriot Capital provides structured debt and mezzanine financing to small businesses. After the initial $3.0 million investment, our remaining unfunded commitment to Patriot Capital is $17.0 million.

Recent Accounting Pronouncements

In February 2007, the Financial Standards Accounting Board (FASB) issued Statement of Financial Accounting Standard No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* (SFAS 159). The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are to be reported in earnings at each subsequent reporting date. This Statement is effective for our fiscal year beginning January 1, 2008. We currently have no plans to apply the option provisions of SFAS 159 to our consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position (FSP) FIN 48-1, *Definition of 'Settlement' in FASB Interpretation No. 48*. This FSP amends FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The guidance in this FSP should be applied by companies upon the initial adoption of FIN 48. We adopted FIN 48 in 2007, see *Note 10. Income Taxes* for more information. This FSP and FIN 48 did not have a material impact on our consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) issued the consensus on Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*. The provisions require companies to recognize the tax benefits of dividends on unvested share-based payments in equity and reclassify the tax benefits from additional paid-in capital to the income statement when the related award is forfeited. The provisions are effective prospectively starting January 1, 2008. The impact of this issue will not have a material effect to our consolidated financial statements.

In July 2007, the FASB issued FSP, APB 14-a, an interpretation of APB Opinion No. 14, *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants*. This proposed FSP provides clarification on the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. If issued, the guidance could significantly impact the accounting for instruments commonly referred to as Instrument C, which is structured so that upon conversion, the principal amount of the obligation is paid in cash and the conversion spread is settled in cash or shares. This proposed FSP would require the issuer to bifurcate a component of the debt and classify that component in shareholder's equity, then accrete the resulting discount on the debt resulting in interest expense equal to the issuer's nonconvertible debt borrowing rate. The expected effective date is for fiscal years beginning after January 1, 2009 and is required to be retroactively applied. Such a change in the accounting for convertible debt securities could have a material impact on our consolidated financial statements.

In November 2007, the FASB issued FSP FAS 142-f, *Goodwill and Other Intangible Assets*. This proposed FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset under FASB Statement No. 142, *Goodwill and Other Intangibles* (FAS 142). The FSP aims to improve the consistency between the useful life of an intangible asset as determined under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, *Business Combinations*, and other applicable accounting literature. As a result of this FSP, entities generally will be able to align the assumptions used for valuing an intangible asset with those used to determine its useful life. This FSP will be effective for financial statements issued for fiscal years beginning after June 15, 2008 and interim periods within those fiscal years. We are currently evaluating the effect of this statement on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standard No 141 (revised 2007), *Business Combinations* (FAS 141(R)). FAS 141(R) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. In addition to new disclosure requirements, FAS 141(R) also makes the following significant changes: acquisition costs are expensed as incurred, noncontrolling interests are valued at fair value at the acquisition date, acquired contingencies are recorded at fair value at the acquisition date and subsequently re-measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies, in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset at the acquisition date, restructuring costs are expensed, subsequent to the acquisition date and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense. This statement is effective for business combinations in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and early adoption is prohibited. We are currently evaluating the effect of this statement on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* (FAS 160). This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Changes in a parent's ownership interest that result in deconsolidation of a subsidiary will result in the recognition of a gain or loss in net income when the subsidiary is deconsolidated. FAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The statement is effective for fiscals years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the effect of this statement on our consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, *Fair Value Measurements.* FSP FAS 157-1 amends FASB Statement No. 157, *Fair Value Measurements* (FAS 157) to exclude FASB Statement No. 13, *Accounting for Leases* (FAS 13), and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 (except those arising from a business combination) in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FAS 157-2 delays the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP states that the application of FAS 157 for non-financial assets and non-financial liabilities will be delayed until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. FAS 157 was issued in September 2006 and defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard is effective for the year ended December 31, 2008. The application of FAS 157 will not have a material impact on our consolidated financial statements.

SAB No. 108

We adopted Staff Accounting Bulletin (SAB) 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* (SAB 108), during 2006 and recorded a cumulative effect adjustment of $0.2 million (net of income taxes of $6.0 million), to increase retained earnings as of January 1, 2006. The adjustment was comprised of the following components (in millions):

		Increase (decrease) to net income	Years affected
Cumulative amortization expense not recognized due to the misapplication of useful lives related to a definite-lived intangible asset and leasehold improvements	$	(6.4)	1999-2005
Increase to operating income resulting from the over-accrual of accrued liabilities and deferred revenue		1.7	2001-2005
Decreases to other income due to an error in the accounting for the consolidation of one of our variable interest entities		(1.1)	2004-2005
Tax effects attributable to above adjustments at our applicable effective tax rates		1.9	
		(3.9)	
Decrease in provision for income taxes resulting from the over-accrual of tax reserves and balance sheet book to tax basis differences		4.1	2001-2005
Net impact on January 1, 2006 retained earnings	$	0.2	

Under the rollover method of evaluating misstatements, we previously concluded that the misstatements noted above were immaterial to all prior years' results. The misstatements under the iron curtain method described in SAB 108, as well as, the provisions of SAB 99, were material to 2006 results, and therefore, were reflected as a cumulative effect adjustment to retained earnings as of January 1, 2006.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Management regularly reviews accounts receivable and determines an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

Programming

We have agreements with distributors for the rights to television programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Each contract is recorded as an asset and a liability at an amount equal to its gross contractual cash commitment when the license period begins and the program is available for its first showing. The portion of program contracts which becomes payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. Estimated net realizable values are based on management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. Amortization of program contract costs is generally computed using either a four-year accelerated method or based on usage, whichever method results in the most amortization for each program. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value.

Barter Arrangements

Certain program contracts provide for the exchange of advertising airtime in lieu of cash payments for the rights to such programming. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights. Network programming is excluded from these calculations. Revenues are recorded as revenues realized from station barter arrangements and the corresponding expenses are recorded as expenses recognized from station barter arrangements.

We broadcast certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenues. The deferred barter costs are expensed or capitalized as they are used, consumed or received and are included in station production expenses and station selling, general and administrative expenses, as applicable. Deferred barter revenues are recognized as the related advertising is aired and are recorded in revenues realized from station barter arrangements.

Other Assets

Other assets as of December 31, 2007 and 2006 consisted of the following (in thousands):

	2007	2006
Equity and cost method investments	$ 31,192	$ 17,894
Unamortized costs related to securities issuances	13,860	14,636
Fair value of derivative instruments (a)	9,039	—
Tax contingency receivable	7,587	—
Other	2,670	2,519
Total other assets	$ 64,348	$ 35,049

a) During February 2008, the counterparty to these derivative instruments terminated the agreements.

Impairment of Long-lived Assets

Under the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), we periodically evaluate our long-lived assets for impairment and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We evaluate the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time that such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are tested for impairment by comparing their fair value to the carrying value. We typically estimate fair value using discounted cash flow models and appraisals. There was no impairment charge recorded for the year ended December 31, 2007. For the year ended December 31, 2006, we recorded a $3.7 million impairment charge in our consolidated statement of operations. See *Note 5. Goodwill and Other Intangible Assets*, for more information.

Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Compensation	$ 18,170	$ 16,847
Interest	11,290	19,892
Dividends payable	15,139	10,640
Other accruals relating to operating expenses	23,564	27,329
Deferred revenue	14,211	14,977
Total accrued liabilities	$ 82,374	$ 89,685

We do not accrue for repair and maintenance activities in advance of planned or unplanned major maintenance activities. We generally expense these activities when incurred.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement's carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets relating to various federal and state net operating losses (NOLs) that are carried forward. As of December 31, 2007, valuation allowances have been provided for a substantial amount of our available federal and state NOLs. We evaluate the need and extent of a valuation allowance based on the expected timing of the reversals of existing temporary book/tax differences, alternative tax strategies and projected future taxable income. If we are unable to generate sufficient taxable income, or if there is a material change in our projected taxable income, or if there is a change in our ability to use NOL carryforwards due to changes in federal and state laws, we will make any necessary adjustments to the valuation allowance. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with the recognition provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

Supplemental Information – Statements of Cash Flows

During 2007, 2006 and 2005, we had the following cash transactions (in thousands):

	2007	2006	2005
Income taxes paid related to continuing operations	$ 258	$ 654	$ 776
Income taxes paid related to sale of discontinued operations	$ —	$ 4,057	$ 37,355
Income tax refunds received related to continuing operations	$ 7,756	$ 4,993	$ 394
Income tax refunds received related to discontinued operations	$ 157	$ 6,762	$ 93
Interest paid	$ 97,649	$ 109,459	$ 120,163
Payments related to extinguishment of debt	$ 27,285	$ 50	$ 628
Debt assumed in conjunction with the acquisition of other operating divisions' companies	$ 7,120	$ —	$ —

Non-cash barter and trade expense are presented in the consolidated statements of operations. Non-cash transactions related to capital lease obligations were $8.9 million, $3.3 million and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. Debt assumed in conjunction with the acquisition of other operating divisions' companies is non-recourse to us.

Local Marketing Agreements

We generally enter into local marketing agreements (LMAs) and similar arrangements with stations located in markets in which we already own and operate a station. Under the terms of these agreements, we make specified periodic payments to the owner-operator in exchange for the right to program and sell advertising on a specific portion of the station's inventory of broadcast time. Nevertheless, as the holder of the FCC license, the owner-operator retains control and responsibility for the operation of the station, including responsibility over all programming content broadcast on the station.

Included in the accompanying consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 are net revenues of $109.3 million, $120.0 million and $118.6 million, respectively, that relate to LMAs.

Outsourcing Agreements

We have entered into outsourcing agreements in which our stations provide, or are provided, various non-programming related services such as sales, operational and managerial services to, or by, other stations.

Revenue Recognition

Total revenues include: (i) cash and barter advertising revenues, net of agency and national representatives' commissions; (ii) retransmission consent fees; (iii) network compensation; (iv) other broadcast revenues and (v) revenues from our other operating divisions.

Advertising revenues, net of agency and national representatives' commissions, are recognized in the period during which time spots are aired.

Our retransmission consent agreements contain both advertising and retransmission consent elements. We have determined that our retransmission consent agreements are revenue arrangements with multiple deliverables and fall within the scope of EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables* (EITF 00-21). Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting at fair value. Revenue applicable to the advertising element of the arrangement is recognized similar to the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized ratably over the life of the agreement.

Network compensation revenue is recognized ratably over the term of the contract. All other significant revenues are recognized as services are provided.

Network Compensation

On January 24, 2006, CBS Corporation (CBS) and Warner Bros. Entertainment (Warner Bros.) announced their intent to merge the operations of their respective networks, UPN and The WB, under a broadcasting network called The CW. On August 1, 2004, we entered into an affiliation agreement with UPN (for six stations) that was set to expire July 31, 2007. The agreement was for the networks to produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during programming. Under this agreement, UPN was to pay us a fixed amount as revenue for each station during the first two years, in equal installments at the beginning of each month. No payment was due from UPN in the third year of the agreement. The amount received from UPN had been recognized over the term of the agreement and a pro-rata portion of the revenue had been deferred to be recognized in the third year.

On May 2, 2006, we entered into a Release and Settlement Agreement with The WB and UPN, in which we released The WB and UPN, and The WB and UPN released us, from any claims or other liabilities we or The WB or UPN may have arising out of or in connection with (a) any agreement, including any affiliation agreements entered into by us with The WB or UPN, and (b) any services previously performed by any one of the parties to the Release and Settlement Agreement for any other party to the Release and Settlement Agreement. As a result of this agreement, we have changed the revenue recognition period from an end date of July 31, 2007 to an end date of September 30, 2006, when UPN ceased broadcasting. For the year ended December 31, 2006, we recorded UPN network compensation of $0.9 million.

Restructuring Costs

During the year ended December 31, 2006, we incurred costs in our broadcast segment associated with restructuring the news operations at certain of our stations. Specifically, on or before March 31, 2006, we ceased our locally-produced news broadcasts in nine of our markets and, consequently, let go our news employees and cancelled our news-related contracts. We recorded restructuring charges in station production expenses. As of December 31, 2007, there was no remaining unpaid balance related to the restructuring plan.

Advertising Expenses

Advertising expenses are recorded in the period when incurred and are included in station production expenses. Total advertising expenses from continuing operations, net of advertising co-op credits, were $8.4 million, $7.7 million and $8.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We receive, from time to time, up front payments from service providers. Such amounts are recognized as a reduction in selling, general and administrative expenses on a straight-line basis over the term of the contracts.

Financial Instruments

Financial instruments, as of December 31, 2007 and 2006, consisted of cash and cash equivalents, trade accounts receivable, notes receivable (which are included in other current assets), derivatives, accounts payable, accrued liabilities and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 6. Notes Payable and Commercial Bank Financing*, for additional information regarding the fair value of notes payable.

Pension

In September 2006, the FASB issued SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (SFAS 158). SFAS 158 requires us to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our pension plan in our consolidated financial statements. At adoption, we recorded an adjustment to accumulated other comprehensive loss of $2.5 million (net of taxes of $1.7 million) that represented the net unrecognized actuarial losses which we previously netted against the plan's funded status in our consolidated financial statements pursuant to the provisions of Statement 87. As of December 31, 2007 and 2006, we have recognized a liability of zero and $0.4 million, respectively, representing the under funded status of our defined benefit pension plan, which is included in other long-term liabilities in the accompanying consolidated balance sheet.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

2. STOCK-BASED COMPENSATION PLANS:

Description of Awards

We have seven types of stock-based compensation awards: compensatory stock options (options), restricted stock awards (RSAs), an employee stock purchase plan (ESPP), employer matching contributions (the Match) for participants in our 401(k) plan, stock-settled appreciation rights (SARS), subsidiary stock awards and stock grants to our non-employee directors. Below is a summary of the key terms and methods of valuation of our stock-based compensation awards:

Options. In June 1996, our Board of Directors adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan (LTIP). The purpose of the LTIP is to reward key individuals for making major contributions to our success and the success of our subsidiaries and to attract and retain the services of qualified and capable employees. Options granted pursuant to the LTIP must be exercised within 10 years following the grant date. A total of 14,000,000 shares of Class A Common Stock are reserved for awards under this plan. As of December 31, 2007, 10,245,384 shares (including forfeited shares) were available for future grants.

On April 21, 2005, we accelerated the vesting of 390,039 stock options, which were all of our outstanding unvested options at that time. We accelerated the vesting of these options to prevent recognizing an expense of approximately $0.8 million, before taxes, in 2006 and future periods. The acceleration of the vesting resulted in a modification to the original options. In accordance with FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock-Based Compensation* (FIN 44), we recorded an immaterial compensation charge based on the intrinsic value of the awards (as defined by FIN 44) as measured on the modification date. The exercise prices of these options ranged from $7.39 to $15.19 per share and there was no material impact to earnings as a result of this acceleration because most options had an exercise price that was above the trading price on the vesting date. We have not issued any options subsequent to accelerating the vesting in 2005.

The following is a summary of changes in outstanding stock options:

	Options	Weighted-Average Exercise Price	Exercisable	Weighted-Average Exercise Price
Outstanding at December 31, 2004	6,576,520	$ 15.73	5,950,757	$ 15.73
2005 Activity:				
Granted	2,000	$ 8.24	—	—
Exercised	(20,750)	$ 7.76	—	—
Forfeited	(205,050)	$ 14.91	—	—
Outstanding at December 31, 2005	6,352,720	$ 15.78	6,352,720	$ 15.78
2006 Activity:				
Granted	—	$ —	—	—
Exercised	(119,275)	$ 8.95	—	—
Forfeited	(3,149,770)	$ 15.20	—	—
Outstanding at December 31, 2006	3,083,675	$ 16.53	3,083,675	$ 16.53
2007 Activity				
Granted	**—**	**$ —**	**—**	**—**
Exercised	**(1,131,425)**	**$ 10.19**	**—**	**—**
Forfeited	**(370,000)**	**$ 17.14**	**—**	**—**
Outstanding at December 31, 2007	**1,582,250**	**$ 20.71**	**1,582,250**	**$ 20.71**

Outstanding	Exercise Price	Weighted-Average Remaining Contractual Life (In Years)	Exercisable	Weighted Average Exercise Price
177,250	$ 6.68 – 9.95	3.9	177,250	$ 8.68
294,000	$ 10.09 – 15.06	4.6	294,000	$ 12.58
911,000	$ 17.00 – 25.32	0.2	911,000	$ 24.09
200,000	$ 26.30 – 28.42	0.6	200,000	$ 27.91
1,582,250	$ 6.68 – 28.42		1,582,250	$ 20.71

We do not expect to issue options in future periods. In the event the Board of Directors decides to issue options, we would be required to determine the method we would use to estimate the fair value, such as the Black-Scholes method or a lattice method. Additionally, we would be required to estimate certain assumptions, including expected volatility and estimated forfeitures.

Designated Participants Stock Option Plan. In connection with our initial public offering in June 1995, our Board of Directors adopted an Incentive Stock Option Plan for Designated Participants (Designated Participants Stock Option Plan) pursuant to which options for shares of Class A Common Stock were granted to certain of our key employees. Options granted pursuant to Designated Participants Stock Option Plan must be exercised within 10 years following the grant date. As of December 31, 2005, no shares were available for future grants because the Plan expired in June 2005, the tenth anniversary date of the Plan. The Designated Participants Stock Option Plan participants forfeited shares during 2007. As of December 31, 2007, there were 5,000 shares outstanding.

RSAs. RSAs are granted to employees pursuant to the LTIP. RSAs have certain restrictions that lapse over three years at 25%, 25% and 50%, respectively. As the restrictions lapse, the stock may be freely traded on the open market. On April 2, 2007, we awarded 55,500 RSAs that had a fair value of $15.78 per share, which was the value of the stock on the trading date immediately prior to the grant date. On April 3, 2006, we awarded 40,000 RSAs that had a fair value of $7.81 per share, which was the value of the stock on the trading date immediately prior to the grant date. As of December 31, 2007, 10,000 shares were vested. We did not issue any RSAs in 2005. For the years ended December 31, 2007 and 2006, we recorded expense of $0.3 million and less than $0.1 million, respectively; and we will continue to record expense related to this grant using a straight-line methodology over the 3-year lapse period. This expense will reduce our consolidated income, but it will have no effect on our consolidated cash flows. Additionally, any RSAs for which the restrictions have lapsed will be included in total shares outstanding, which will have a dilutive effect on our earnings per share. Any RSAs for which the restrictions have not lapsed will be included in total equivalent shares outstanding, based on the treasury stock method, which could have a dilutive effect on our diluted earnings per share.

ESPP. In March 1998, the Board of Directors adopted, subject to approval of the shareholders, the ESPP. The ESPP provides our employees with an opportunity to become shareholders through a convenient arrangement for purchasing shares of Class A Common Stock. On the first day of each payroll deduction period, each participating employee receives options to purchase a number of shares of our common stock with money that is withheld from his or her paycheck. The number of shares available to the participating employee is determined at the end of the payroll deduction period by dividing the total amount of money withheld during the payroll deduction period by the exercise price of the options (as described below). Options granted under the ESPP to employees are automatically exercised to purchase shares on the last day of the payroll deduction period unless the participating employee has, at least thirty days earlier, requested that his or her payroll contributions stop. Any cash accumulated in an employee's account for a period in which an employee elects not to participate is distributed to the employee.

The initial exercise price for options under the ESPP is 85% of the lesser of the fair market value of the common stock as of the first day of the payroll deduction period and as of the last day of that period. No participant can purchase more than $25,000 worth of our common stock over all payroll deduction periods ending during the same calendar year. We value the stock options under the ESPP using the Black-Scholes option pricing model, which incorporates the following assumptions as of December 31, 2007 and 2006:

	2007	2006
Risk-free interest rate	**5.23%**	5.37%
Expected life	**90 days**	90 days
Expected volatility	**38.38%**	23.25%
Annual dividend yield	**5.60%**	6.43%

We use the Black-Scholes model as opposed to a lattice pricing model because employee exercise patterns are not relevant to this plan. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life is based on the approximate number of days in the quarter. The expected volatility is based on our historical stock prices over the previous 90-day period. The annual dividend yield is based on the annual dividend per share divided by the share price on the grant date.

The stock-based compensation expense recorded related to the ESPP for the year ended December 31, 2007 and 2006 was $0.2 million and $0.1 million, respectively. Less than 0.1 million shares were issued to employees during the year ended December 31, 2007. This expense reduced our consolidated income, but it had no effect on our consolidated cash flows. See *2005 Pro Forma Compensation* below for our accounting treatment during the year ended December 31, 2005. Additionally, options issued under the ESPP are included in the total shares outstanding at the end of each period, which results in a dilutive effect on our basic and diluted earnings per share.

Match. The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the 401(k) Plan) is available as a benefit for our eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount, company-matching contributions (the Match) and an additional discretionary amount determined each year by the Board of Directors. The Match and any discretionary contributions may be made using our Class A Common Stock if the Board of Directors so chooses. In general, we make the Match using our Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) plan. The amount of shares of our Class A Common Stock used to make the Match is determined using the closing price on or about March 1st of each year for the previous calendar year's Match. The Match is discretionary and is equal to a maximum of 50% of elective deferrals by eligible employees, capped at 4% of the employee's total cash compensation. For the years ended December 31, 2007, 2006 and 2005, we recorded $1.9 million, $1.6 million and $1.7 million, respectively, of compensation expense related to our match. The 2007 match of $1.9 million for the year ended December 31, 2007, will be made using our Class A Common Stock in March 2008.

SARs. On April 2, 2007, 200,000 SARs were granted pursuant to the LTIP. The SARs have a 10-year term and vest immediately. The SARs had a grant date fair value of $1.0 million. We valued the SARs using the Black-Scholes model and the following assumptions:

Risk-free interest rate	5.17%
Expected life	10 years
Expected volatility	36.16%
Annual dividend yield	3.96%

For the year ended December 31, 2007, we recorded compensation expense of $1.0 million related to this grant. We did not issue any SARs in 2006 or 2005. This expense reduced our consolidated income, but had no effect on our consolidated cash flows. During 2007, these SARs had no effect on the shares used in our basic and diluted earnings per share.

Subsidiary Stock Awards. From time to time, we grant subsidiary stock awards to employees. The subsidiary stock is typically in the form of a membership interest in a consolidated limited liability company, not traded on a public exchange and valued based on the estimated fair value of the subsidiary. Fair value is typically estimated using discounted cash flow models and appraisals. These stock awards vest immediately. For the year ended December 31, 2007, we recorded compensation expense of $0.7 million related to these awards. We did not issue any subsidiary stock awards in 2006 or 2005. This expense reduced our consolidated income, but had no effect on our consolidated cash flows. These awards have no effect on the shares used in our basic and diluted earnings per share.

Stock Grants to Non-Employee Directors. In addition to their base compensation, on the date of each of our annual meetings of shareholders, each non-employee director receives a grant of shares of Class A Common Stock pursuant to the LTIP. In 2007 and 2006, each non-employee director received 5,000 shares and 2,000 shares, respectively. On May 10, 2007, we granted 25,000 shares that had a fair value of $15.27 per share, which was the closing value of the stock on the date of grant. On May 11, 2006, we granted 10,000 shares that had a fair value of $8.09 per share, which was the closing value of the stock on the date of grant. On August 2, 2005, we granted 10,000 shares that had a fair value of $9.10 per share, which was the closing value of the stock on the date of that grant. We recorded an expense of $0.4 million, less than $0.1 million and less than $0.1 million on the date of grant for the years ended December 31, 2007, 2006 and 2005, respectively. This expense reduced our consolidated income, but it had no effect on our consolidated cash flows. Additionally, these shares are included in the total shares outstanding, which results in a dilutive effect on our basic and diluted earnings per share.

2005 Pro Forma Compensation

For the year ended December 31, 2005, we applied the intrinsic value method of accounting for stock options as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* which was permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123). Accordingly, no expense was recognized for our options or shares granted under the ESPP. Had compensation expense related to our stock options and shares under the ESPP been determined consistent with SFAS 123, our net income available to common shareholders for the year ended December 31, 2005 would approximate the pro forma amounts below (in thousands, except per share data):

		For the Year Ended December 31, 2005
Net income available to common shareholders	$	207,129
Add: Stock-based employee compensation expense included in net income, net of related tax effects		833
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects		(1,823)
Net income available to common shareholders, pro forma	$	206,139
Basic and diluted earnings per share:		
As reported	$	2.43
Pro forma	$	2.41

3. INVESTMENTS:

Allegiance Capital Limited Partnership

As of December 31, 2007 and 2006, our limited partnership interest in Allegiance Capital Limited Partnership (Allegiance) was 96.7% and 97.0%, respectively. Allegiance is a private mezzanine venture capital fund, which invests in the subordinated debt and equity of privately held companies. The partnership is structured as a debenture Small Business Investment Company (SBIC) and is a federally licensed SBIC. Since we do not have control, but only significant influence, we account for our investment in Allegiance under the equity method of accounting.

Atlantic Automotive Corporation

On May 31, 2005, we entered into an agreement with Auto Properties LLC, an affiliate of Atlantic Automotive Corporation ("Atlantic Automotive," formerly Summa Holdings, Ltd.) to sell our 17.5% equity interest, or 21.22 shares, in Atlantic Automotive to Auto Properties LLC for approximately $21.5 million in cash. On August 2, 2005, the agreement between us and Auto Properties LLC was nullified and we entered into new stock purchase agreements with David D. Smith, our President and Chief Executive Officer and Steven B. Fader, an unrelated third party, and entered into a stock redemption agreement with Atlantic Automotive, totaling approximately $21.5 million. Pursuant to the stock purchase agreements, on August 2, 2005, 9.87 shares were sold to each party for $10.0 million in cash and pursuant to the stock redemption agreements, Atlantic Automotive redeemed the remaining 1.48 shares of our equity interest for $1.5 million in cash.

We have other cost and equity investments in private investment funds, real estate ventures and privately held small businesses. Management does not believe that these investments individually, or in the aggregate, are material to the accompanying consolidated financial statements.

In the event that one or more of our investments are significant, we are required to disclose summarized financial information. The table below presents the unaudited summarized financial information for these investments for the years ended December 31, 2007, 2006 and 2005, respectively (in thousands):

	As of December 31,			
	2007		2006	
Current assets	$	2,207	$	3,508
Long-term assets		23,804		22,427
Total assets	$	26,011	$	25,935
Current liabilities	$	317	$	304
Long-term liabilities		15,851		14,854
Total liabilities		16,168		15,158
Equity		9,843		10,777
Total liabilities and equity	$	26,011	$	25,935

	For the Years Ended December 31,					
	2007		2006		2005	
Operating revenue	$	3,323	$	2,581	$	673,572
Cost of sales	$	—	$	—	$	564,025
Operating expenses	$	1,737	$	1,573	$	97,252
Income from continuing operations	$	2,429	$	8,570	$	6,682
Net income	$	2,429	$	8,570	$	6,682

Impairment of Investments

Each quarter, we review our investments for impairment. For any investments that indicate a potential impairment, we estimate the fair values of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. As a result of these reviews, we recorded impairments of $1.0 million in the consolidated statements of operations for the year ended December 31, 2007 and $1.5 million for the year ended December 31, 2005. No impairment was recorded for the year ended December 31, 2006.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Station equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under capital leases	Lease term

Property and equipment consisted of the following as of December 31, 2007 and 2006 (in thousands):

	2007		2006	
Land and improvements	$	18,444	$	15,900
Buildings and improvements		87,998		57,455
Station equipment		363,952		346,741
Office furniture and equipment		46,854		46,060
Leasehold improvements		15,424		15,072
Automotive equipment		11,254		10,852
Capital leased assets		81,752		75,473
Construction in progress		1,374		9,848
		627,052		577,401
Less: accumulated depreciation		(342,501)		(307,676)
	$	284,551	$	269,725

Depreciation related to capital leases is included in depreciation expense in the consolidated statements of operations. We recorded depreciation expense of $4.8 million, $4.9 million and $4.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In the first quarter of 2003, one of our towers in Charleston, West Virginia collapsed during a severe ice storm. This tower was insured and we used the insurance settlement to rebuild the tower and to replace the other assets that were destroyed by the collapse. In the fourth quarter of 2004, we completed substantially all of the construction of the new tower and placed it in service. At that time, we recognized a gain of $3.3 million, representing amounts received from insurance above the net book value of the old tower. Of this amount, $0.1 million was related to business interruption insurance recoveries. In 2005, we recognized a gain of $1.2 million, which represented additional amounts received from the insurance settlement.

5. GOODWILL AND OTHER INTANGIBLE ASSETS:

SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142) requires that goodwill be tested for impairment at the reporting unit level at least annually. We have determined that our designated marketing areas (DMAs) are reporting units under SFAS 142. Annually, we test for impairment by comparing the book value of our reporting units, including goodwill, to the estimated fair value of our reporting units. We estimate the fair value of our reporting units using a combination of observed earnings multiples paid for comparable television stations, discounted cash flow models and appraisals.

We test our goodwill and indefinite-lived intangible assets for impairment annually as of October 1, using the methodologies provided in SFAS 142. There was no impairment charge recorded for 2007 and 2005 based on the results of our testing. In 2006, we determined that the carrying value of goodwill of a reporting unit exceeded its fair value. As required, we calculated the fair value of goodwill, and as a result, we recorded an $11.9 million impairment charge in our consolidated statements of operations during the year ended December 31, 2006.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over periods of 5 to 25 years. These amounts result from the acquisition of certain television station non-license assets. We analyze specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with Statement 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. There was no impairment charge recorded for 2007 and 2005. During the year ended December 31, 2006 and in conjunction with the above-mentioned impairment of goodwill, we determined that the decaying advertiser base definite-lived intangible asset of a station was impaired and as a result, we recorded a $3.7 million impairment charge in our consolidated statement of operations. The following table shows the gross carrying amount and accumulated amortization of intangibles and estimated amortization related to continuing operations (in thousands):

		As of December 31, 2007		As of December 31, 2006	
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:					
Network affiliation	25 years	**$ 239,235**	**$ (100,106)**	$ 240,698	$ (90,790)
Decaying advertiser base	15 years	**122,358**	**(94,862)**	122,625	(89,137)
Other	15 years	**51,557**	**(25,449)**	37,932	(23,225)
Total		**$ 413,150**	**$ (220,417)**	$ 401,255	$ (203,152)

The amortization expense of the definite-lived intangible assets and other assets for the years ended December 31, 2007, 2006 and 2005 was $17.6 million, $17.5 million and $17.5 million, respectively. The following table shows the estimated amortization expense of the definite-lived intangible assets and other assets for the next five years (in thousands):

For the year ended December 31, 2008	$ 17,941
For the year ended December 31, 2009	$ 17,557
For the year ended December 31, 2010	$ 17,089
For the year ended December 31, 2011	$ 15,763
For the year ended December 31, 2012	$ 14,607

As of December 31, 2007 and 2006, the carrying amount of our broadcast licenses related to continuing operations was $401.1 million.

The change in the carrying amount of goodwill related to continuing operations was as follows (in thousands):

	As of December 31,			
		2007		2006
Beginning balance	$	1,007,268	$	1,040,234
Goodwill impairment charge		—		(11,882)
Consolidation of variable interest entity and other (a)		—		(21,084)
Acquisition of other operating divisions' companies (b)		3,326		—
Ending balance	$	1,010,594	$	1,007,268

(a) During 2006, the primary change in goodwill was the result of the recognition of tax benefits related to purchase business combinations. See *Note 10. Income Taxes*, for further information.

(b) Includes goodwill from the acquisitions of Triangle and Alarm Funding. We expect to finalize the purchase price allocation for Alarm Funding in first quarter 2008. See *Note 1. Acquisitions*, for further information.

6. NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Bank Credit Agreement

On May 12, 2005, we amended and restated our existing Bank Credit Agreement, lowering our annual interest rate. The Bank Credit Agreement in effect on December 31, 2005, included a Term Loan A Facility (the Term Loan A) of $100.0 million and a Revolving Credit Facility (the Revolver) of $175.0 million maturing on December 31, 2011 and June 30, 2011, respectively. As part of the amendment, we fully redeemed our $150.0 million Term Loan A Facility and $250.0 million Term Loan C Facility with proceeds from the sale of KOVR-TV in Sacramento, California, cash on hand and the $100.0 million Term Loan A.

On December 21, 2006, we amended and restated the Bank Credit Agreement again. As part of the amendment, in addition to the Term Loan A and the Revolver, the Bank Credit Agreement now includes a Term Loan A-1 facility (the Term Loan A-1) of $225.0 million maturing on December 31, 2012. On January 19, 2007, we borrowed net proceeds of $225.0 million under our Term Loan A-1 and used these proceeds, along with cash on hand and additional borrowing, to fully redeem our 8.75% Senior Subordinated Notes, due 2011. See *8.75% Senior Subordinated Notes, Due 2011* below for additional information.

Availability under the Revolver does not reduce incrementally and terminates at maturity. We are required to prepay the Term Loan A-1 and Term Loan A and reduce the Revolver with (i) 100% of the net proceeds of any casualty loss or condemnation and (ii) 100% of the net proceeds of any sale or other disposition of our assets in excess of $5.0 million in the aggregate in any 12 month period, to the extent such proceeds are not used to acquire new assets.

Scheduled payments on the Term Loan A, Term Loan A-1 and Revolver are calculated at the London Interbank Offered Rate (LIBOR) plus 1.25%, with step-downs tied to a leverage grid. We have the right to terminate the Term Loan A, Term Loan A-1 or Revolver at any time without prepayment penalty. The Term Loan A is repayable in quarterly installments, amortizing as follows:

- 1.25% per quarter commencing March 31, 2007 to December 31, 2008
- 3.75% per quarter commencing March 31, 2009 to December 31, 2010
- 15.0% per quarter commencing March 31, 2011 and continuing through its maturity on December 31, 2011.

The Term Loan A-1 is repayable in quarterly installments, amortizing as follows:

- 1.25% per quarter commencing March 31, 2009 to December 31, 2009
- 2.50% per quarter commencing March 31, 2010 to December 31, 2010
- 3.75% per quarter commencing March 31, 2011 to December 31, 2011
- 17.50% per quarter commencing March 31, 2012 and continuing through its maturity on December 31, 2012.

As a result of amending the Bank Credit Agreement, during 2005, we incurred debt acquisition costs of $2.0 million and recognized a loss of $1.6 million, which represents the write-off of certain debt acquisition costs associated with indebtedness replaced by the new facilities. The loss was computed in accordance with EITF No. 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments.* As a result of amending the Bank Credit Agreement, during 2006, we incurred debt acquisition costs of $1.6 million.

The Bank Credit Agreement is not publicly traded on a market; therefore, it is not practicable for us to calculate the fair value associated with this financial instrument. The weighted average interest rates of the Term Loan A for the year and the month ended December 31, 2007 were 5.99% and 5.56%, respectively. The weighted average interest rates of the Term Loan A for the year and the month ended December 31, 2006, were 5.88% and 6.07%, respectively. The weighted average interest rates of the Term Loan A-1 for the year and month ended December 31, 2007, were 6.25% and 5.81%, respectively. During 2007, 2006 and 2005, the interest expense relating to the Bank Credit Agreement was $19.6 million, $6.0 million and $9.3 million, respectively.

8.75% Senior Subordinated Notes, Due 2011

In December 2001, we completed an issuance of $310.0 million aggregate principal amount of 8.75% Senior Subordinated Notes, due 2011 (the 8.75% Notes). Interest on the 8.75% Notes is paid semiannually on June 15 and December 15 of each year. The 8.75% Notes were issued under an indenture among us, our subsidiaries (the guarantors) and the trustee.

During 2005, we repurchased, in the open market, $2.6 million of the 8.75% Notes at face value. The $0.2 million in costs related to these repurchases have been recorded as a loss from extinguishment of debt in our consolidated statements of operations.

On January 19, 2007, we borrowed net proceeds of $225.0 million under our Term Loan A-1 pursuant to our amended and restated Bank Credit Agreement. On January 22, 2007, we used these proceeds along with $59.4 million of cash on hand and additional borrowings of $23.0 million under our Revolving Credit Facility to redeem the aggregate principal amount of $307.4 million of our 8.75% Notes. The redemption was effected in accordance with the terms of the indenture governing the 8.75% Notes at a redemption price of 104.375% of the principal amount of the 8.75% Notes plus accrued and unpaid interest. As a result of the redemption, we recorded a loss from extinguishment of debt of $15.7 million representing the redemption premium and write-off of certain debt acquisition costs.

Interest expense was $1.6 million, $26.9 million and $27.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. Based on the quoted market price, the fair value of the 8.75% Notes as of December 31, 2006 was $322.2 million.

8.0% Senior Subordinated Notes, Due 2012

From March 2002 through May 29, 2003, we issued $650.0 million aggregate principal amount of 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes). Interest on the 8.0% Notes is paid semiannually on March 15 and September 15 of each year, beginning September 15, 2002. The 8.0% Notes were issued under an indenture among us, certain of our subsidiaries (the guarantors) and the trustee.

On June 11, 2007 and June 18, 2007, we partially redeemed $300.0 million and $45.0 million, respectively, of our existing 8.0% Notes at a redemption price of 104% of the principal amount of the 8.0% Notes plus accrued and unpaid interest with net proceeds from the offering of the 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes) and cash on hand. As a result of the partial redemption, we recorded a loss from extinguishment of debt of $15.0 million representing the redemption premium and write-off of certain debt acquisition costs, a debt premium and an unamortized derivative asset.

In addition to the partial redemption noted above, during 2007 and 2006, we repurchased, in the open market, $9.9 million and $23.7 million, respectively, of the 8.0% Notes at face value. The $2.3 million and $0.4 million in costs related to these repurchases for the years ended December 31, 2007 and 2006, respectively, have been recorded as a loss from extinguishment of debt in our consolidated statements of operations. During January 2008, we repurchased, in the open market, $6.9 million of the 8.0% Notes at face value. As of December 31, 2007, the outstanding face amount of the 8.0% Notes was $263.4 million.

We may redeem all of the 8.0% Notes on or after March 15, 2007 at a redemption premium of 4.0%, reducing incrementally to 0.0% after March 15, 2010. We may consider making a tender offer to repurchase some or all of these notes in the future.

Interest expense was $34.0 million, $50.2 million and $51.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. Based on the quoted market price, the fair market value of the 8.0% Notes was $269.3 million at December 31, 2007 and $633.8 million at December 31, 2006.

6.0% Convertible Debentures, Due 2012

On June 15, 2005, we completed an exchange of our Series D Convertible Exchangeable Preferred Stock (the Preferred Stock) into Convertible Debentures, due 2012. Pursuant to the terms of the Preferred Stock, a holder of the Preferred Stock received $1,000 principal amount of Convertible Debentures for each $1,000 of liquidation preference of Preferred Stock held by such holder at the Exchange Date, plus accrued but unpaid dividends through the Exchange Date. Therefore, the annual interest payments are consistent with the annual dividend payments of the Preferred Stock.

The Convertible Debentures mature September 15, 2012, and bear interest at a rate of 6.0% per annum, payable quarterly on each March 15, June 15, September 15 and December 15, beginning September 15, 2005. The Convertible Debentures are convertible into Class A Common Stock on substantially the same conversion terms as the Preferred Stock at a conversion price of $22.813 per share, subject to adjustment. We recorded the Convertible Debentures at fair value upon issuance and the excess of the carrying amount of the Preferred Stock over the fair value of the Convertible Debentures was added to net earnings to arrive at net earnings available to common shareholders. The difference in the carrying amount of the Preferred Stock and the fair value of the Convertible Debentures was recorded as a discount on the Convertible Debentures and is being amortized over the life of the Convertible Debentures using the effective interest method. Net costs associated with the exchange totaled $0.1 million and these costs were capitalized and are being amortized as interest expense over the life of the debt. In connection with the exchange, we recorded a discount of $31.7 million related to this redemption and we will amortize this amount over the life of the debt using the effective interest method.

During 2006 and 2005, we repurchased, in the open market, $8.6 million and $5.0 million, respectively, of the Convertible Debentures at a discount. The $0.5 million and $0.3 million in costs related to these repurchases for the years ended December 31, 2006 and 2005, respectively, have been recorded as a loss from extinguishment of debt in our consolidated statements of operations.

We may redeem all of these notes on or after September 15, 2005 at a redemption premium of 1.2%, September 15, 2006 at a redemption premium of 0.6% and reducing to 0.0% on or after September 15, 2007.

Interest expense for the Convertible Debentures was $9.2 million, $9.2 million and $7.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Based on the quoted market price, the fair value of the Convertible Debentures as of December 31, 2007 and 2006, was $136.8 million and $139.7 million, respectively.

4.875% Convertible Senior Notes, Due 2018

During May 2003, we completed a private placement of $150.0 million aggregate principal amount of 4.875% Convertible Senior Notes, due 2018 (the 4.875% Notes). The 4.875% Notes were issued at par, mature on July 15, 2018, and have the following characteristics:

- the 4.875% Notes are convertible into shares of our Class A Common Stock at the option of the holder upon certain circumstances. The conversion price is $22.37 until March 31, 2011, at which time the conversion price increases quarterly until reaching $28.07 on July 15, 2018;

- the 4.875% Notes may be put to us at par on January 15, 2011 or called thereafter by us;

- the 4.875% Notes bear cash interest at an annual rate of 4.875% until January 15, 2011 and bear cash interest at an annual rate of 2.00% from January 15, 2011 through maturity;

- the principal amount of the 4.875% Notes will accrete to 125.66% of the original par amount from January 15, 2011 to maturity so that when combined with the cash interest, the yield to maturity of the 4.875% Notes will be 4.875% per year; and

- under certain circumstances, we will pay contingent cash interest to the holders of the 4.875% Notes during any six month period from January 15 to July 14 and from July 15 to January 14, commencing with the six month period beginning January 15, 2011. This contingent cash interest feature is an embedded derivative which had a negligible fair value as of December 31, 2007 and 2006.

Interest expense was $7.3 million for each of the years ended December 31, 2007, 2006 and 2005, respectively. Based on the quoted market price, the fair market value of the 4.875% Notes as of December 31, 2007 and 2006 was $138.4 million and $137.3 million, respectively.

3.0% Convertible Senior Notes, Due 2027

On May 10, 2007, we completed an offering of $300.0 million aggregate principal amount of 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes). Upon certain conditions, the 3.0% Notes are convertible into cash and, in certain circumstances, shares of Class A Common Stock. If the 3.0% Notes are converted into Class A Common Stock prior to maturity, they are convertible at an initial conversion price of $20.43 per share, subject to adjustment, which is equal to an initial conversion rate of approximately 48.9476 shares of Class A Common Stock per $1,000 principal amount of notes.

The 3.0% Notes may be surrendered for conversion at any time on or before November 15, 2026 if the following conditions are met:

- during any calendar quarter commencing after the date of original issuance of the 3.0% Notes, if the closing sale price of our Class A Common Stock, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 130% of the conversion price in effect on that last trading day;
- during the ten consecutive trading day period following any five consecutive trading day period in which the trading price for the 3.0% Notes for each such trading day was less than 95% of the closing sale price of our Class A Common Stock on such date multiplied by the then current conversion rate;
- if the 3.0% Notes have been called for redemption; or
- if we make certain significant distributions to our Class A Common Stock shareholders, we enter into specified corporate transactions or our Class A Common Stock ceases to be listed on The NASDAQ Global Select Market and is not listed for trading on another U.S. national or regional securities exchange.

The 3.0% Notes may be surrendered for conversion after November 15, 2026, and at any time prior to the close of business on the business day immediately preceding the maturity date regardless of whether any of the foregoing conditions have been satisfied. Upon a fundamental change, holders of the 3.0% Notes may require us to repurchase for cash all or part of their notes at a repurchase price equal to 100.0% of the principal amount plus accrued and unpaid interest. Holders of the 3.0% Notes will also have the right to require us to repurchase the notes for cash on May 15, 2010, May 15, 2017 and May 15, 2022, or any other such date to be determined by us at a repurchase price payable in cash equal to the aggregate principal amount plus accrued and unpaid interest (including contingent cash interest), if any, through the repurchase date. The 3.0% Notes require us to settle the principal amount in cash and the conversion spread in cash or net shares at our option.

We are required to pay contingent cash interest to the holders of the 3.0% Notes during any six-month period from May 15 to November 14 and from November 15 to May 14, commencing with the period beginning May 20, 2010 if the average note price for the applicable five trading day period equals 120% or more of the principal amount of such notes and in certain other circumstances. The amount of contingent cash interest payable per note in respect of any six-month period will equal 0.375% per year of the average note price for the applicable five trading day period. The 3.0% Notes may not be redeemed prior to May 20, 2010 and may thereafter be redeemed by us at par.

On May 18, 2007, the underwriters of the 3.0% Notes exercised their option to purchase up to an additional aggregate $45.0 million principal amount of the 3.0% Notes. The offering was made pursuant to our universal shelf registration statement previously filed with the Securities and Exchange Commission. Net costs associated with the offering totaled $6.7 million. These costs were capitalized and are being amortized as interest expense over the life of the debt.

Interest expense was $6.6 million for the year ended December 31, 2007. Based on the quoted market price, the fair market value of the 3.0% Notes was $311.8 million as of December 31, 2007.

Cunningham Term Loan Facility

On April 28, 2006, Cunningham Broadcasting Corporation (Cunningham), one of our consolidated VIEs, amended its $33.5 million Term Loan Facility originally entered into on March 20, 2002, with an unrelated third party. Cunningham is in negotiations to extend the maturity to June 30, 2008. Interest is paid quarterly at a rate of LIBOR plus 1.5%. During 2007, 2006 and 2005, the interest expense relating to the Term Loan was $2.3 million, $2.4 million and $1.9 million, respectively. Primarily all of Cunningham's assets are collateral for the Term Loan. The Term Loan Facility is non-recourse to us.

Other Operating Divisions' Company Debt

Other operating divisions' company debt includes debt of our consolidated subsidiaries with non-broadcasting related operations. This debt is non-recourse to us. Interest is paid on this debt at rates ranging from LIBOR plus 3.0% with step-downs tied to a leverage grid to 6.11% during 2007. During 2007, interest expense on this debt was $0.6 million.

Summary

Notes payable, capital leases and the Bank Credit Agreement consisted of the following as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Bank Credit Agreement, Term Loan A	**$ 95,000**	$ 100,000
Bank Credit Agreement, Term Loan A-1	**225,000**	—
8.75% Senior Subordinated Notes, due 2011	**—**	307,400
Cunningham Term Loan Facility (non-recourse)	**33,500**	33,500
8.0% Senior Subordinated Notes, due 2012	**263,422**	618,328
6.0% Convertible Debentures, due 2012	**153,226**	153,226
4.875% Convertible Senior Notes, due 2018	**150,000**	150,000
3.0% Convertible Senior Notes, due 2027	**345,000**	—
Capital leases	**52,664**	49,815
Installment note for certain real estate, interest at 8.0%	**—**	14
Other operating divisions' company debt (all non-recourse)	**15,759**	—
	1,333,571	1,412,283
Plus: Premium on 8.0% Senior Subordinated Notes, due 2012	**1,898**	5,366
Plus: SFAS 133 derivatives, net	**2,981**	(3,992)
Less: Discount on 6.0% Convertible Debentures, due 2012	**(21,114)**	(24,493)
Less: Current portion	**(42,950)**	(98,265)
	$ 1,274,386	$ 1,290,899

Indebtedness under the notes payable, capital leases and the Bank Credit Agreement as of December 31, 2007 matures as follows (in thousands):

	Notes and Bank Credit Agreement	Capital Leases	Total
2008	$ 42,476	$ 5,117	$ 47,593
2009	31,058	5,297	36,355
2010	37,589	5,455	43,044
2011	93,845	5,637	99,482
2012	580,939	5,834	586,773
2013 and thereafter	495,000	90,767	585,767
Total minimum payments	1,280,907	118,107	1,399,014
Plus: Premium on 8.0% Senior Subordinated Notes, due 2012	1,898	—	1,898
Plus: SFAS 133 derivatives, net	2,981	—	2,981
Less: Discount on 6.0% Convertible Debentures, due 2012	(21,114)	—	(21,114)
Less: Amount representing interest	—	(65,443)	(65,443)
	$ 1,264,672	$ 52,664	$ 1,317,336

Substantially all of our stock in our wholly-owned subsidiaries has been pledged as security for the Bank Credit Agreement.

As of December 31, 2007, we had 27 capital leases with non-affiliates, including 25 tower leases, one building lease and one equipment lease. All of our tower leases will expire within the next 30 years and the building lease will expire within the next 10 years. Most of our leases have 5-10 year renewal options and it is expected that these leases will be renewed or replaced within the normal course of business. For more information related to our affiliate notes and capital leases, see *Note 12. Related Person Transactions.*

7. PROGRAM CONTRACTS PAYABLE:

Future payments required under program contracts as of December 31, 2007 were as follows (in thousands):

2008	$	90,208
2009		39,790
2010		24,814
2011		11,566
2012 and thereafter		3,815
Total		170,193
Less: Current portion		(90,208)
Long-term portion of program contracts payable	$	79,985

Each future periods' film liability includes contractual amounts owed, however, what is contractually owed doesn't necessarily reflect what we are expected to pay during that period. While we are legally contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amounts are payments due in arrears of $21.0 million. In addition, we have entered into non-cancelable commitments for future program rights aggregating $117.3 million as of December 31, 2007.

We perform a net realizable value calculation quarterly for each of our non-cancelable commitments in accordance with SFAS No. 63, *Financial Reporting for Broadcasters*. We utilize sales information to estimate the future revenue of each commitment and measure that amount against the commitment. If the estimated future revenue is less than the amount of the commitment, a loss is recorded.

We estimated the fair value of our program contracts payable and non-cancelable commitments at approximately $148.9 million and $92.4 million, respectively, as of December 31, 2007, and $159.7 million and $89.5 million, respectively, as of December 31, 2006. These estimates were based on future cash payments discounted at our current borrowing rate.

8. COMMON STOCK AND PREFERRED STOCK:

Common Stock

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. The Class A Common Stock and the Class B Common Stock vote together as a single class, except as otherwise may be required by Maryland law, on all matters presented for a vote. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. During 2007, 3,894,473 Class B Common Stock shares were converted into Class A Common Stock shares. During 2006, there was no Class B Common Stock converted into Class A Common Stock shares.

Our Bank Credit Agreement and some of our subordinated debt instruments have general restrictions on the amount of dividends that may be paid. Under the indentures governing the 8.0% Notes, we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under the indenture or certain other specified agreements relating to our indebtedness; and
- after taking account of the dividend, we are within certain restricted payment requirements contained in the indenture.

In addition, under certain of our senior unsecured debt, the payment of dividends is not permissible during a default thereunder.

During 2006, the Board of Directors voted to increase the dividend once. The 2006 dividends declared were as follows:

For the quarter ended	Quarterly Dividend Per Share	Annual Dividend Per Share	Date dividends were paid
March 31, 2006	$ 0.100	$ 0.400	April 13, 2006
June 30, 2006	$ 0.100	$ 0.400	July 13, 2006
September 30, 2006	$ 0.125	$ 0.500	October 12, 2006
December 31, 2006	$ 0.125	$ 0.500	January 12, 2007

During 2007, the Board of Directors voted to increase the dividend twice. On February 14, 2007, we announced that our Board of Directors approved an increase to our annual dividend to 60 cents per share from 50 cents per share. On October 31, 2007, we announced that our Board of Directors approved an increase to our annual dividend to 70 cents per share from 60 cents per share. We began paying this dividend rate in the first quarter 2008. On February 6, 2008, we announced that our Board of Directors approved an increase to our annual dividend to 80 cents per share from 70 cents per share. We intend to declare dividend distributions in each future quarter. The 2007 dividends declared were as follows:

For the quarter ended	Quarterly Dividend Per Share	Annual Dividend Per Share	Date dividends were paid
March 31, 2007	$ 0.150	$ 0.600	April 13, 2007
June 30, 2007	$ 0.150	$ 0.600	July 12, 2007
September 30, 2007	$ 0.150	$ 0.600	October 12, 2007
December 31, 2007	$ 0.175	$ 0.700	January 14, 2008

On February 5, 2008, our Board of Directors renewed its authorization to repurchase up to $150.0 million of the Class A Common Stock on the open market or through private transactions.

Preferred Stock

During 1997, we completed a public offering of 3,450,000 shares of Series D Convertible Exchangeable Preferred Stock (the Preferred Stock). The Preferred Stock had a liquidation preference of $50 per share and a stated cumulative dividend of $3.00 per share payable quarterly out of legally available funds and was convertible into shares of Class A Common Stock at the option of the holders thereof at a conversion price of $22.813 per share, subject to adjustment.

On June 15, 2005, we completed a redemption of the Preferred Stock by exchanging the Preferred Stock for 6% Convertible Debentures, due 2012. Pursuant to the terms of the Preferred Stock, a holder of the Preferred Stock received $1,000 principal amount of Convertible Debentures for each $1,000 of liquidation preference of Preferred Stock held by such holder at the Exchange Date, plus accrued but unpaid dividends through the Exchange Date. We recorded a $26.2 million discount that was added to net earnings available to common shareholders representing the excess of the carrying amount of the Preferred Stock over the fair value of the Convertible Debentures. See *Note 6. Notes Payable and Commercial Bank Financing,* for further description of the 6% Convertible Debentures.

9. DERIVATIVE INSTRUMENTS:

We enter into derivative instruments primarily to reduce the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt.

In accordance with SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133* (collectively, SFAS 133), our losses resulting from prior year terminations of fixed to floating interest rate agreements were reflected as a discount on our fixed rate debt and were being amortized to interest expense through December 15, 2007, the original expiration date of the terminated swap agreements. For the year ended December 31, 2007, amortization of the discount of $0.4 million was recorded as interest expense. For each of the years ended December 31, 2006 and 2005, amortization of the discount of $0.5 million was recorded as interest expense.

On April 20, 2006, we terminated two of our derivative instruments with a cash payment of $3.8 million, the aggregate fair value of the derivative liabilities on that date. These swap agreements were accounted for as fair value hedges in accordance with SFAS 133 and changes in their fair market values were reflected as adjustments to the carrying value of the underlying debt that was being hedged. Therefore, on the termination date, the carrying value of the underlying debt was adjusted to reflect the $3.8 million payment and that amount will be treated as a discount on the underlying debt that was being hedged and will be amortized over its remaining life, in accordance with SFAS 133. Amortization of the discount of $0.4 million was recorded as interest expense for each of the years ended December 31, 2007 and 2006.

On June 5, 2006, two of our derivative instruments expired. These expired swap agreements did not qualify for hedge accounting treatment under SFAS 133 and, therefore, the changes in their fair market values were reflected in historical earnings as an unrealized gain from derivative instruments through the expiration date. For the years ended December 31, 2006 and 2005, we recorded an unrealized gain of $2.9 million and $21.8 million, respectively.

As of December 31, 2007, we had two remaining derivative instruments. Both of these instruments are interest rate swap agreements. One of these swap agreements, with a notional amount of $180.0 million and expiring March 15, 2012, is accounted for as a fair value hedge; therefore, any changes in its fair market value are reflected as an adjustment to the carrying value of our 8.0% Senior Subordinated Notes, due 2012, which is the underlying debt being hedged. During 2006, the other interest rate swap agreement was undesignated as a fair value hedge due to a reassignment of the counterparty; therefore, any subsequent changes in the fair market value are reflected as an adjustment to income. The notional amount of this swap agreement is $120.0 million and it expires on March 15, 2012. The interest we pay on the $180.0 million interest rate swap agreement is floating based on the three-month LIBOR plus 2.28% and the interest we receive is at 8.0%. The $120.0 million swap is structured identically with the exception of a difference in the interest spread where it is 2.35%. The fair market value of these agreements is estimated by obtaining quotations from the international financial institution which is a party to the contract. This fair value is an estimate of the net amount that we would pay on the balance sheet date if we cancelled the contracts or transferred them to other parties and includes net accrued interest receivable or payable. This amount was a net asset of $12.8 million and $5.7 million as of December 31, 2007 and 2006, respectively. During February 2008, the counterparty to each of these two derivative instruments terminated the agreements.

During May 2003, we completed an issuance of $150.0 million aggregate principal amount of 4.875% Convertible Senior Notes, due 2018. During May 2007, we completed an issuance of $345.0 million aggregate principal of 3.0% Convertible Senior Notes, due 2027. Under certain circumstances, we will pay contingent cash interest to the holder of the convertible notes commencing on January 15, 2011 and May 10, 2010 for the 4.875% Notes and 3.0% Notes, respectively. The contingent cash interest feature for both are embedded derivatives which had a negligible fair value as of December 31, 2007. The embedded derivative for the 4.875% Notes had a negligible fair value as of December 31, 2006.

10. INCOME TAXES:

We file a consolidated federal income tax return and separate company state tax returns. The provision (benefit) for income taxes consisted of the following for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Provision for income taxes - continuing operations	**$ 18,800**	$ 6,589	$ 36,027
(Benefit) provision for income taxes - discontinued operations	**(270)**	(3,121)	1,732
Provision for income taxes - sale of discontinued operations	**489**	885	80,002
	$ 19,019	$ 4,353	$ 117,761
Current:			
Federal	**$ (17,819)**	$ (11,706)	$ 38,941
State	**(3,005)**	(1,597)	(844)
	(20,824)	(13,303)	38,097
Deferred:			
Federal	**34,074**	16,321	71,941
State	**5,769**	1,335	7,723
	39,843	17,656	79,664
	$ 19,019	$ 4,353	$ 117,761

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision from continuing operations:

	2007	2006	2005
Statutory federal income taxes	**35.0%**	35.0%	35.0%
Adjustments-			
State income taxes, net of federal effect	**5.6%**	2.0%	0.1%
Non-deductible expense items	**2.6%**	1.6%	5.8%
Change in state tax laws or rates	**(2.3%)**	(3.3%)	(7.4%)
Release of tax reserves	**(6.3%)**	(45.3%)	(0.2%)
Effect of corporate restructuring on state NOLs	**1.7%**	—%	15.6%
Completion of 1999-2002 IRS audit	**—%**	9.2%	—%
Beginning of the year valuation allowance	**3.1%**	15.1%	—%
Change related to reassessment of state apportionment methodologies	**5.3%**	—%	—%
Other	**3.2%**	(2.3%)	2.2%
Provision for income taxes	**47.9%**	12.0%	51.1%

Temporary differences between the financial reporting carrying amounts and the tax basis of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Current and Long-Term Deferred Tax Assets:		
Net operating losses	**$ 86,949**	$ 93,777
Other	**35,433**	26,246
	122,382	120,023
Valuation allowance for deferred tax assets	**(83,433)**	(91,817)
Total deferred tax assets	**$ 38,949**	$ 28,206
Current and Long-Term Deferred Tax Liabilities		
FCC license	**$ (78,995)**	$ (70,231)
Contingent interest obligations	**(19,190)**	(10,834)
Fixed assets and intangibles	**(242,164)**	(211,693)
Other	**(4,212)**	(9,425)
Total deferred tax liabilities	**(344,561)**	(302,183)
Net tax liabilities	**$ (305,612)**	$ (273,977)

Our remaining federal and state net operating losses will expire during various years from 2008 to 2027 and, in certain cases, are subject to annual limitations under Internal Revenue Code Section 382 or under Treasury Regulation 1.1502-21 and similar state provisions. The pre-valuation-allowance tax effects of the federal net operating losses were $9.5 million as of both December 31, 2007 and December 31, 2006. The pre-valuation-allowance tax effects of the state net operating losses were $77.5 million and $84.3 million as of December 31, 2007 and December 31, 2006, respectively. The above-mentioned tax attributes were recorded in the deferred tax accounts in the accompanying consolidated balance sheets. During the year ended December 31, 2005, we realized a non-recurring loss of certain state net operating losses, net of applicable valuation allowances, resulting from a corporate restructuring and recorded a reduction of deferred tax assets through our deferred tax provision from continuing operations.

We establish valuation allowances in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes.* In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies and forecasts of future taxable income. In considering these sources of taxable income, we must make certain assumptions and judgments that are based on the plans and estimates used to manage our underlying businesses. A valuation allowance has been provided for deferred tax assets relating to various federal and state net operating losses that are carried forward based on expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that they will be realized in the future. During the year ended December 31, 2007, we decreased our valuation allowances by $8.4 million. This change was primarily a result of actual pre-valuation-allowance tax effects of prior year state NOLs being less than we forecasted. Since those NOLs carried a full valuation allowance, a corresponding reduction was warranted. As of December 31, 2007, future reversals of valuation allowance would primarily be made through a reduction of our tax provision rather than goodwill or other non current intangible assets.

We adjusted the net deferred tax liabilities for changes in enacted state tax rates, apportionment rules and filing regimes, where applicable. The total amount of these adjustments did not have a significant impact on our consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows, except for the New York, Texas and Ohio tax law changes in 2007, 2006 and 2005, respectively. Enacted as part of the 2007-08 New York budget legislation, Senate Bill 2110 includes mandatory combined reporting, shift to a single sales factor apportionment and a reduction in tax rate. Changes made by the new tax law are effective for 2007 franchise tax reports originally due on or after March 15, 2008. As a result, we recorded a deferred tax benefit of $1.0 million in continuing operations to reflect an adjustment to our net deferred tax liabilities in 2007. On May 18, 2006, the Governor of the state of Texas signed into law House Bill 3. This bill revises the existing franchise tax by changing the tax base, lowering the rate and extending coverage to all active businesses receiving the state law liability protection. Changes made by the new tax law are effective for 2007 franchise tax reports originally due on or after January 1, 2008. As a result, we recorded a deferred tax benefit of $1.5 million in continuing operations to reflect an adjustment to our net deferred tax liabilities in 2006. On June 30, 2005, the Governor of the state of Ohio signed the Ohio Biennial Budget Bill. The bill replaces the Ohio income and franchise tax with a commercial activity tax, among other changes in Ohio law. As a result, we recorded a deferred tax benefit of $5.2 million in continuing operations to reflect an adjustment to our net deferred tax liabilities in 2005. During the year ended December 31, 2007, we recorded a deferred tax expense of $2.1 million in continuing operations primarily related to changes in our state tax apportionments resulting in an increase in our net deferred tax liabilities.

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) on January 1, 2007. The adoption of FIN 48 did not cause a material change to our contingent liability for unrecognized tax benefits. We decreased the January 1, 2007 balance in our accumulated deficit position by $0.6 million to apply the cumulative effect of the FIN 48 adoption. As of the date of adoption, we had $32.9 million of gross unrecognized tax benefits. Of this total, $17.6 million (net of federal effect on state tax issues) and $7.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. At December 31, 2007, we had $28.0 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $7.1 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively.

The following table summarizes the activity related to our accrued unrecognized tax benefits (in thousands):

Balance at January 1, 2007	$	32,913
Reductions related to prior years tax positions		(649)
Increases related to current year tax positions		600
Reductions related to settlements with taxing authorities		(683)
Reductions related to expiration of the applicable statute of limitations		(4,209)
Balance at December 31, 2007	$	27,972

In addition, we recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We had $6.7 million and $0 accrued for interest and penalties, respectively, at January 1, 2007. We recognized $0.4 million of income tax expense for interest related to uncertain tax positions for the year ended December 31, 2007.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. All of our 2004 and subsequent federal and state tax returns remain subject to examination by various tax authorities. Some of our pre-2004 federal and state tax returns may also be subject to examination. In addition, several of our subsidiaries are currently under state examinations for various years. We do not anticipate the resolution of these matters will result in a material change to our consolidated financial statements. In addition, it is reasonably possible that various statutes of limitations could expire by December 31, 2008. We do not expect such expirations, if any, would significantly change our unrecognized tax benefits over the next twelve months.

Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of on-going audits and the expiration of applicable statute of limitations, these accruals are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. Amounts accrued for these tax matters are primarily included in long-term liabilities in our consolidated balance sheets. We believe that adequate accruals have been provided for all years.

During 2007, the statute of limitations expired for certain state income tax returns for 1999 through 2003. As a result, we released $4.9 million of discrete tax and related interest reserves, of which $3.9 million and $1.2 million were recorded as a reduction of income tax provision for continuing operations and discontinued operations, respectively. During 2006, the statute of limitations expired for the federal income tax returns for 1999 through 2002. As a result, we released $39.9 million of discrete tax and related interest reserves, of which $14.4 million was recorded as a reduction to goodwill, $0.2 million reduced other identifiable intangible assets and $25.3 million was recorded as a reduction of our income tax provision for continuing operations. We have adjusted goodwill and other identifiable intangibles to the extent the statute of limitations expired for the exposures related to items on which reserves were recorded in purchase accounting at the time of the related acquisitions. In addition, during 2006 we received a net refund of approximately $4.3 million related to the abovementioned tax years which resulted in a reduction of goodwill and deferred tax assets of $8.3 million and $0.8 million, respectively, and an increase in income tax provision for continuing operations of $4.8 million.

We recognized a $0.5 million and $3.5 million net tax benefit for the years ended December 31, 2007 and December 31, 2006, respectively, primarily attributable to the net adjustment of certain tax contingencies regarding tax returns related to discontinued operations.

11. COMMITMENTS AND CONTINGENCIES:

Litigation

We are a party to lawsuits and claims from time to time in the ordinary course of business. Actions currently pending are in various preliminary stages and no judgments or decisions have been rendered by hearing boards or courts in connection with such actions. After reviewing developments to date with legal counsel, our management is of the opinion that the outcome of our pending and threatened matters will not have a material adverse effect on our consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

FCC License Renewals

In 2004, we filed with the FCC an application for the license renewal of WBFF-TV in Baltimore, Maryland. Subsequently, an individual named Richard D'Amato filed a petition to deny the application. In 2004, we also filed with the FCC applications for the license renewal of television stations: WXLV-TV, Winston-Salem, North Carolina; WMYV-TV, Greensboro, North Carolina; WLFL-TV, Raleigh/Durham, North Carolina; WRDC-TV, Raleigh/Durham, North Carolina; WLOS-TV, Asheville, North Carolina and WMMP-TV, Charleston, South Carolina. An organization calling itself "Free Press" filed a petition to deny the renewal applications of these stations and also the renewal applications of two other stations in those markets, which we program pursuant to LMAs: WTAT-TV, Charleston, South Carolina and WMYA-TV (formerly WBSC-TV), Anderson, South Carolina. Several individuals and an organization named "Sinclair Media Watch" also filed informal objections to the license renewal applications of WLOS-TV and WMYA-TV, raising essentially the same arguments presented in the Free Press petition. The FCC is currently in the process of considering these renewal applications and we believe the objections have no merit.

On August 1, 2005, we filed applications with the FCC requesting renewal of the broadcast licenses for WICS-TV and WICD-TV in Springfield/Champaign, Illinois. Subsequently, various viewers filed informal objections requesting that the FCC deny these renewal applications. On September 30, 2005, we filed an application with the FCC for the renewal of the broadcast license for KGAN-TV in Cedar Rapids, Iowa. On December 28, 2005, an organization calling itself "Iowans for Better Local Television" filed a petition to deny that application. The FCC is currently in the process of considering these renewal applications and we believe the objections and petitions requesting denial have no merit.

On August 1, 2005, we filed applications with the FCC requesting renewal of the broadcast licenses for WCGV-TV and WVTV-TV in Milwaukee, Wisconsin. On November 1, 2005, the Milwaukee Public Interest Media Coalition filed a petition to deny these renewal applications. On June 13, 2007, the Video Division of the FCC denied the petition to deny, and subsequently, the Milwaukee Public Interest Media Coalition filed a petition for reconsideration of that decision, which we opposed. The petition for reconsideration and the renewal applications are currently pending.

On February 27, 2006, James Pennino purportedly filed a petition to deny the license renewal application of WUCW-TV in Minneapolis, Minnesota. Despite not having found any official record of the filing, we opposed the petition and the renewal application is currently pending.

In 2007, the FCC granted the license renewal applications of the following stations: WPGH-TV in Pittsburgh, Pennsylvania; WABM-TV in Birmingham, Alabama; WNYO-TV in Buffalo, New York; and WNYS-TV in Syracuse, New York. In January 2008, the FCC granted the license renewal applications of the following stations: KDNL-TV in St. Louis, Missouri; WZTV-TV in Nashville, Tennessee; WSYX-TV in Columbus, Ohio; KABB-TV in San Antonio, Texas; KMYS-TV in San Antonio, Texas; KVMY-TV in Las Vegas, Nevada; KOKH-TV in Oklahoma City, Oklahoma; KOCB-TV in Oklahoma City, Oklahoma; WRLH-TV in Richmond, Virginia; WEAR-TV in Pensacola, Florida; WKEF-TV in Dayton, Ohio; WDKY-TV in Lexington, Kentucky; WSMH-TV in Flint, Michigan; KDSM-TV in Des Moines, Iowa; KBSI-TV in Cape Girardeau, Missouri; and WTWC-TV in Tallahassee, Florida.

Other FCC Adjudicatory Proceedings

On July 21, 2005, we filed with the FCC an application to acquire the license and non-license television broadcast assets of WNAB-TV in Nashville, Tennessee. The Rainbow/PUSH Coalition (Rainbow/PUSH) filed a petition to deny that application and also requested that the FCC initiate a hearing to investigate whether WNAB-TV was improperly operated with WZTV-TV and WUXP-TV, two of our stations located in the same market as WNAB-TV. The FCC is currently in the process of considering the transfer of the broadcast license and we believe the Rainbow/PUSH petition has no merit.

On October 12, 2004, the FCC issued a Notice of Apparent Liability for Forfeiture (NAL) in the amount of $7,000 per station to virtually every FOX station, including the 15 FOX affiliates presently licensed to us and the four FOX affiliates programmed by us and one FOX affiliate we sold in 2005. The NAL alleged that the stations broadcast indecent material contained in an episode of a FOX network program that aired on April 7, 2003. We, as well as other parties including the FOX network, filed oppositions to the NAL. On February 22, 2008, the FCC released an order fining several FOX stations, including KDSM-TV in Des Moines, Iowa, WZTV-TV in Nashville, Tennessee, and WVAH-TV in Charleston, West Virginia, which we program pursuant to an LMA. Under the order, the affected stations have until March 24, 2008 to pay the forfeiture amount and until April 22, 2008 to appeal the FCC's decision in a federal appellate court. We have been informed that the FOX network, on behalf of its affiliates, will appeal the FCC's forfeiture order. Although we cannot predict the outcome of that proceeding or the effect of any adverse outcome on the stations' license renewal applications, the FOX network has agreed to indemnify its affiliates for the full amount of this liability.

On March 15, 2006, the FCC issued an NAL in the amount of $32,500 per station to a number of CBS affiliated and owned and operated stations, including KGAN-TV in Cedar Rapids, Iowa. The NAL alleged that the stations broadcast indecent material contained in an episode of "Without a Trace," a CBS network program that aired on December 31, 2004 at 9:00 p.m. CBS opposed the NAL but has not agreed to indemnify its affiliates for the full amount of this liability, if any. We cannot predict the outcome of this proceeding or the effect of any adverse outcome on the station's license renewal application.

On August 11, 2006, the FCC sent a letter to us requesting information regarding the broadcast of video news releases, by WBFF-TV in Baltimore, Maryland, KOKH-TV in Oklahoma City, Oklahoma, WLFL-TV in Raleigh, North Carolina, WPGH-TV in Pittsburgh, Pennsylvania, WSYX-TV in Columbus, Ohio, WVTV-TV in Milwaukee, Wisconsin and KGAN-TV in Cedar Rapids, Iowa, without proper sponsorship identification in alleged violation of federal law and the FCC's rules. We denied that the stations violated federal law or the FCC's rules. The FCC's inquiry proceeding is currently pending.

On November 7, 2006, the FCC sent a letter to us requesting information regarding the broadcast of certain programs, by forty-one stations licensed to us and three stations previously licensed to us, without proper sponsorship identification in alleged violation of federal law and the FCC's rules. We denied that the stations violated federal law or the FCC's rules. On July 23, 2007, the FCC dismissed the complaints and closed its investigation with respect to thirty-five of the stations. On October 18, 2007, the FCC issued a Notice of Apparent Liability for forfeiture, proposing to fine nine of the stations a total of $36,000 for allegedly violating the sponsorship identification rules. We opposed the FCC's determination and the proceeding remains pending.

On April 26, 2007, the FCC sent letters to two of our stations, WUHF-TV in Rochester, New York and WSYX-TV in Columbus, Ohio, requesting information regarding the broadcast of certain video news releases without proper sponsorship identification in alleged violation of federal law and the FCC's rules. We denied that the stations violated federal law or the FCC's rules. The inquiry proceeding is currently in process.

On May 1, 2007, the FCC sent a letter to WRLH-TV in Richmond, Virginia, requesting information regarding the alleged broadcast of indecent material during an advertisement. We denied that the station broadcast indecent material. The inquiry proceeding is currently in process.

On February 19, 2008, the FCC issued a forfeiture order in the amount of $27,500 per station to a number of ABC affiliated and owned and operated stations, including KDNL-TV in St. Louis, Missouri and WEAR-TV in Mobile, Alabama. The order concluded that the stations broadcast indecent material contained in a February 25, 2003 episode of the ABC program "NYPD Blue," that aired at 9:00pm. Under the order, the affected stations had until February 21, 2008 to pay the forfeiture amount and until April 21, 2008 to appeal the FCC's decision in a federal appellate court. ABC paid the forfeiture amount on our behalf. ABC has appealed the fine imposed on the two ABC stations it owns and we are considering filing a similar appeal with respect to the ABC affiliated stations that we own. While we cannot predict the outcome of this proceeding, ABC will indemnify its affiliates for any liability, pursuant to the affiliation agreements.

Operating Leases

We have entered into operating leases for certain property and equipment under terms ranging from three to ten years. The rent expense from continuing operations under these leases, as well as certain leases under month-to-month arrangements, for the years ended December 31, 2007, 2006 and 2005 was approximately $5.0 million, $5.4 million and $4.6 million, respectively.

Future minimum payments under the leases are as follows (in thousands):

2008	$	3,009
2009		2,637
2010		2,273
2011		1,860
2012		2,225
2013 and thereafter		6,516
	$	18,520

At December 31, 2007 and 2006, we had outstanding letters of credit of $0.4 million and $1.0 million, respectively, under our revolving credit facility. The letters of credit for 2007 act as support of the purchase of the license assets of WNYS-TV in Syracuse, New York, pursuant to an Asset Purchase Agreement and G1440's guarantee of lease payments pursuant to the terms and conditions of their office lease agreement. In 2006, we had an outstanding letter of credit as a guarantee of lease payments for the related party property occupied by WTTA-TV in Tampa, Florida, pursuant to the terms and conditions of the lease agreement. There was no letter of credit outstanding for WTTA-TV as of December 31, 2007.

Network Affiliation Agreements

Our 58 television stations that we own and operate, or to which we provide programming services or sales services, are affiliated as follows: FOX (20 stations); MyNetworkTV (17 stations); ABC (9 stations); The CW (9 stations); CBS (2 stations) and NBC (1 station). The networks produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during programming. The amount and quality of programming provided by each network varies.

The non-renewal or termination of any of our other network affiliation agreements would prevent us from being able to carry programming of the relevant network. This loss of programming would require us to obtain replacement programming, which may involve higher costs and which may not be as attractive to our target audiences, resulting in reduced revenues. Upon the termination of any of the above affiliation agreements, we would be required to establish a new affiliation agreement with another network or operate as an independent station. At such time, the remaining value of the network affiliation asset could become impaired and we would be required to write down the value of the asset.

Changes in the Rules on Television Ownership and Local Marketing Agreements

Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the ultimate editorial and other controls being exercised by the latter licensee. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

In 1999, the FCC established a new local television ownership rule and decided to attribute LMAs for ownership purpose. It grandfathered our LMAs that were entered into prior to November 5, 1996, permitting the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of grandfathered LMAs and assess the appropriateness of extending the grandfathering periods. Subsequently, the FCC invited comments as to whether, instead of beginning the review of the grandfathered LMAs in 2004, it should do so in 2006. The FCC did not initiate any review of grandfathered LMAs in 2004 or as part of its 2006 quadrennial review. We do not know when, or if, the FCC will conduct any such review of grandfathered LMAs. With respect to LMAs executed on or after November 5, 1996, the FCC required that parties come into compliance with the 1999 local television ownership rule by August 6, 2001. We challenged the 1999 local television ownership rule in the U.S. Court of Appeals for the D.C. Circuit, and that court stayed the enforcement of the divestiture of the post-November 5, 1996 LMAs. In 2002, the D.C. Circuit ruled in *Sinclair Broadcast Group, Inc. v. F.C.C.*, 284 F.3d 114 (D.C. Cir. 2002) that the 1999 local television ownership rule was arbitrary and capricious and remanded the rule to the Commission.

In 2003, the FCC revised its ownership rules, including the local television ownership rule. The effective date of the 2003 ownership rules was stayed by the U. S. Court of Appeals for the Third Circuit and the rules were remanded to the FCC. Because the effective date of the 2003 ownership rules had been stayed and, in connection with the adoption of those rules, the FCC concluded the 1999 rules could not be justified as necessary in the public interest, we took the position that an issue exists regarding whether the FCC has any current legal right to enforce any rules prohibiting the acquisition of television stations. Several parties, including us, filed petitions with the Supreme Court of the United States seeking review of the Third Circuit decision, but the Supreme Court denied the petitions in June 2005.

In July 2006, as part of the FCC's statutorily required quadrennial review of its media ownership rules, the FCC released a Further Notice of Proposed Rule Making seeking comment on how to address the issues raised by the Third Circuit's decision, among other things, remanding the local television ownership rule. In January 2008, the FCC released an order containing its current ownership rules, which re-adopted its 1999 local television ownership rule. On February 8, 2008, we filed a petition with the U.S. Court of Appeals for the D.C. Circuit requesting that the Court direct the FCC to cease its use of the 1999 local television ownership rule that it re-adopted as the permanent rule in 2008.

On November 15, 1999, we entered into a plan and agreement of merger to acquire through merger WMYA-TV (formerly WBSC-TV) in Anderson, South Carolina from Cunningham Broadcasting Corporation (Cunningham), but that transaction was denied by the FCC. In light of the change in the 2003 ownership rules, we filed a petition for reconsideration with the FCC and amended our application to acquire the license of WMYA-TV. We also filed applications in November 2003 to acquire the license assets of the remaining five Cunningham stations: WRGT-TV, Dayton, Ohio; WTAT-TV, Charleston, South Carolina; WVAH-TV, Charleston, West Virginia; WNUV-TV, Baltimore, Maryland; and WTTE-TV, Columbus, Ohio. Rainbow/PUSH filed a petition to deny these five applications and to revoke all of our licenses. The FCC dismissed our applications in light of the stay of the 2003 ownership rules and also denied the Rainbow/PUSH petition. Rainbow/PUSH filed a petition for reconsideration of that denial and we filed an application for review of the dismissal. In 2005, we filed a petition with the U. S. Court of Appeals for the D. C. Circuit requesting that the Court direct the FCC to take final action on our applications, but that petition was dismissed. On January 6, 2006, we submitted a motion to the FCC requesting that it take final action on our applications. Both the applications and the associated petition to deny are still pending. We believe the Rainbow/PUSH petition is without merit.

If we are required to terminate or modify our LMAs, our business could be affected in the following ways:

Losses on investments. As part of our LMA arrangements, we own the non-license assets used by the stations with which we have LMAs. If certain of these LMA arrangements are no longer permitted, we would be forced to sell these assets, restructure our agreements or find another use for them. If this happens, the market for such assets may not be as good as when we purchased them and, therefore, we cannot be certain that we will recoup our original investments.

Termination penalties. If the FCC requires us to modify or terminate existing LMAs before the terms of the LMAs expire, or under certain circumstances, we elect not to extend the terms of the LMAs, we may be forced to pay termination penalties under the terms of some of our LMAs. Any such termination penalty could be material.

Liquidity Assurance

On May 26, 2005, we entered into a twelve-month limited scope liquidity assurance with Acrodyne Communications, Inc. (Acrodyne), one of our majority-owned consolidated subsidiaries. On July 14, 2006, we extended the liquidity assurance for an additional twelve-month period. Pursuant to this agreement, we provided Acrodyne sufficient funding to cover any necessary working capital needs through May 25, 2007, when Acrodyne could not provide that funding on its own. In connection with this liquidity assurance, we established a $0.5 million line of credit for Acrodyne. Interest on any unpaid indebtedness is calculated on a daily basis at LIBOR plus 225 basis points per annum. As of December 31, 2007, Acrodyne had borrowed $0.5 million under this line of credit. The liquidity assurance was not extended in 2007. We provide no liquidity assurance to any of our other operating division companies or real estate venture investment entities.

12. RELATED PERSON TRANSACTIONS:

David, Frederick, Duncan and Robert Smith (collectively, the controlling shareholders) are brothers and hold substantially all of the Class B Common Stock. During each of the periods presented in the accompanying consolidated financial statements, we engaged in transactions with them, their immediate family members and/or entities in which they have substantial interests (collectively, affiliates).

Notes and capital leases payable to affiliates consisted of the following as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Capital lease for building, interest at 7.93%	$ **2,605**	$ 3,125
Capital lease for building, interest at 6.62%	**1,941**	3,088
Capital leases for broadcasting tower facilities, discounted at 9.0%	**4,656**	508
Capital leases for broadcasting tower facilities, discounted at 10.5%	**8,194**	8,147
Liability payable to affiliate for local marketing agreement, discounted at 6.20%	**1,666**	3,231
Liability payable to affiliate for local marketing agreement, discounted at 7.69%	**6,603**	6,116
Capital leases for building and tower, interest at 8.25%	**1,348**	244
	27,013	24,459
Less: Current portion	**(3,839)**	(3,985)
	$ **23,174**	$ 20,474

Notes and capital leases payable to affiliates as of December 31, 2007 mature as follows (in thousands):

2008	$ 6,379
2009	5,209
2010	4,371
2011	4,094
2012	3,630
2013 and thereafter	24,970
Total minimum payments due	48,653
Less: Amount representing interest	(21,640)
	$ 27,013

Concurrently with our initial public offering, we acquired options from trusts established by Carolyn C. Smith, a parent of our controlling shareholders, for the benefit of her grandchildren that will grant us the right to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock of Cunningham Broadcasting Corporation (Cunningham). The Cunningham option exercise price is based on a formula that provides a 10% annual return to Cunningham. Cunningham is the owner-operator and FCC licensee of: WNUV-TV, Baltimore, Maryland; WRGT-TV, Dayton, Ohio; WVAH-TV, Charleston, West Virginia; WTAT-TV, Charleston, South Carolina; WMYA-TV (formerly WBSC-TV), Anderson, South Carolina; and WTTE-TV, Columbus, Ohio. The financial statements for Cunningham are included in our consolidated financial statements for all periods presented.

We entered into five-year LMA agreements (with five-year renewal terms at our option) with Cunningham pursuant to which we provide programming to Cunningham for airing on WNUV-TV, WRGT-TV, WVAH-TV, WTAT-TV, WMYA-TV and WTTE-TV. During the years ended December 31, 2007, 2006 and 2005, we made payments of $7.8 million, $11.3 million and $7.0 million, respectively, to Cunningham under these LMA agreements.

Cunningham accounts for income taxes and deferred taxes using the separate return method and those amounts are consolidated into our income taxes and deferred taxes, which are also calculated using the separate return method. For the years ended December 31, 2007 and 2005, Cunningham's provision for income taxes was $1.1 million and $0.6 million, respectively. For the year ended December 31, 2006, Cunningham's benefit for income taxes was $0.2 million. As of December 31, 2007 and 2006, Cunningham's deferred tax assets were $1.5 million and $2.2 million, respectively and Cunningham's deferred tax liabilities were $6.3 million and $5.8 million, respectively.

From time to time, we charter aircraft owned by certain controlling shareholders. We incurred less than $0.1 million related to these arrangements during each of the years ended December 31, 2007, 2006 and 2005, respectively.

Certain assets used by us and our operating subsidiaries are leased from Cunningham Communications Inc., Keyser Investment Group, Gerstell Development Limited Partnership and Beaver Dam, LLC (entities owned by the controlling shareholders). Lease payments made to these entities were $5.2 million, $5.4 million and $4.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In January 1999, we entered into a local marketing agreement (LMA) with Bay Television, Inc. (Bay TV), which owns the television station WTTA-TV in Tampa, Florida. Our controlling shareholders own a substantial portion of the equity of Bay TV. The LMA provides that we deliver television programming to Bay TV, which broadcasts the programming in return for a monthly fee to Bay TV of $143,500. We must also make an annual payment equal to 50% of the adjusted annual broadcast cash flow of the station (as defined in the LMA) that is in excess of $1.7 million. The additional payment is reduced by 50% of the adjusted broadcast cash flow of the station that was below zero in prior calendar years until that amount is recaptured. Additional payments of $1.8 million, $0.9 million and $0.4 million were made during the years ended December 31, 2007, 2006 and 2005, respectively, related to the excess adjusted broadcast cash flow for the prior years. Lease payments made to Bay TV were $1.7 million for each of the years ended December 31, 2007, 2006 and 2005.

In connection with our 1997 negotiations with The WB to obtain affiliation agreements for a number of our stations, we discussed an opportunity to obtain The WB affiliation in Tampa, Florida for WTTA-TV, which is owned by Bay TV as described above. We did this in anticipation of entering into a LMA with Bay TV to program WTTA-TV, which was then operating as a non-affiliated independent television station airing paid programming. In 1998, in order to obtain The WB affiliation for WTTA-TV, we and Bay TV each agreed to make payments in the future to The WB of $10.0 million, or $20.0 million in total. Our agreement to make such payment was conditioned upon Bay TV entering into the aforementioned LMA agreement, which we subsequently entered into in January 1999.

Our obligation to make a $10.0 million payment to The WB was structured as a $5.0 million reduction of each of the payments owed to us by The WB under our multi-station affiliation agreement in January of each of 2006 and 2007, assuming that The WB was still operating a television network at the time such payments were due. Additionally, Bay TV agreed to make $5.0 million cash payments to The WB in January 2006 and January 2007 pursuant to the granting of The WB affiliation for WTTA-TV. Additionally, our multi-station WB affiliation agreement provides that The WB's obligation to make a $5.0 million payment to us in each of January 2006 and 2007 is expressly conditioned upon receipt by The WB of corresponding payments from Bay TV.

After Bay TV failed to make the first $5.0 million payment to The WB on its due date of January 16, 2006, The WB withheld $5.0 million from the amount due to us pursuant to our multi-station affiliation agreement. On January 24, 2006, The WB announced that it was combining with the UPN television network to form the CW Television Network. As a result, we entered into negotiations with The WB regarding a number of issues surrounding The WB's announcement, including the impact of the elimination of WTTA-TV's WB network affiliation and the amount we and Bay TV agreed to pay for the affiliation in Tampa.

As a result of such negotiations, on May 2, 2006, we entered into primary affiliation agreements with the CW Television Network. Concurrently, we entered into a release and settlement agreement between us and Bay TV, on one side, and The WB and UPN, on the other side (the Release and Settlement Agreement). Pursuant to the Release and Settlement Agreement, we and Bay TV agreed to release The WB and UPN, and The WB and UPN agreed to release us and Bay TV, from any claims or other liabilities we or Bay TV, or The WB or UPN, may have arising out of or in connection with (a) any agreement, including any affiliation agreements entered into by us or Bay TV with The WB or UPN, and (b) any services previously performed by any one of the parties to the Release and Settlement Agreement for any other party to the Release and Settlement Agreement. In addition, pursuant to the Release and Settlement Agreement, The WB assigned to us all of The WB's rights to receive a $5.0 million payment from Bay TV on January 16, 2006. In connection with executing the Release and Settlement Agreement and entering into the CW Television Network affiliation agreements, The WB and UPN agreed to make a payment to us and, on May 2, 2006, we entered into an agreement with Bay TV (the Bay TV Agreement) in which we agreed to pay Bay TV $750,000, representing Bay TV's share of the payment made to us by The WB and UPN. This payment was made by reducing by $750,000 Bay TV's obligation to pay us $5.0 million, which obligation was assigned to us by The WB as described above. We received the remaining $4.3 million obligation as of December 31, 2006.

We sold advertising time to and purchased vehicles and related vehicle services from Atlantic Automotive Corporation (Atlantic Automotive), a holding company which owns automobile dealerships and a leasing company. David D. Smith, our President and Chief Executive Officer, has a controlling interest in Atlantic Automotive and is a member of the Board of Directors. Our stations in Baltimore, Maryland and Norfolk, Virginia received payments for advertising time totaling $0.6 million, $0.3 million and $0.5 million during the years ended December 31, 2007, 2006 and 2005, respectively. We paid $1.1 million, $1.1 million and $1.0 million for vehicles and related vehicle services from Atlantic Automotive during the years ended December 31, 2007, 2006 and 2005, respectively.

In August 1999, we made an investment of $2.4 million in Allegiance Capital Limited Partnership (Allegiance), a small business investment company. Our controlling shareholders and our Chief Financial Officer and Executive Vice President are also investors in Allegiance, along with Allegiance Capital Management Corporation (ACMC), the general partner. ACMC controls all decision making, investing and management of operations of Allegiance in exchange for a monthly management fee based on actual expenses incurred which currently averages approximately $0.1 million and which is paid by the limited partners. Allegiance distributed $2.0 million and $7.0 million to us during 2007 and 2006, respectively. As of December 31, 2007, our investment balance was $9.2 million and our remaining unfunded commitment was $5.3 million.

On July 1, 2005, Sinclair Communications, LLC (Sinclair Communications), a subsidiary of Sinclair Broadcast Group, Inc. (SBG), and Cunningham Communications, Inc. (Cunningham Communications) entered into Amendment No. 2 to an original Lease Agreement (the Lease), dated July 1, 1987, as amended July 1, 1997. Amendment No. 2 became effective July 1, 2005 and expired on June 30, 2007. Cunningham Communications is owned by our controlling shareholders. The Lease was amended to increase the monthly rent by $25,357 for a total current monthly rent of $82,860. In addition, on July 1, 2005, Sinclair Communications made a lump sum payment of $565,800 to Cunningham Communications as a requirement upon execution of Amendment No. 2. The monthly rent increased in July of 2006 to $86,984. On October 11, 2007, Sinclair Communications and Cunningham Communications entered into Amendment No. 3. Amendment No. 3, effective July 1, 2007, allows Sinclair Communications to lease tower and building space utilized for digital television transmission. The monthly rent decreased in July of 2007 to $60,976.

Basil A. Thomas, a member of our board of directors, is of counsel to Thomas & Libowitz and the father of Steven A. Thomas, a partner and founder of Thomas & Libowitz. We paid fees of $0.7 million and $0.5 million to Thomas & Libowitz during 2007 and 2006, respectively. During 2007, Steven A. Thomas received, in lieu of cash payment for certain legal fees, an ownership percentage in two of our real estate investments and one of our private equity investments. The fair value of the three ownership interests was $0.1 million as of the dates the investments were made.

13. DISCONTINUED OPERATIONS:

In accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we reported the financial position and results of operations for WGGB-TV in Springfield, Massachusetts, WEMT-TV in Tri-Cities, Tennessee, KOVR-TV in Sacramento, California and KSMO-TV in Kansas City, Missouri as assets and liabilities held for sale in the accompanying consolidated balance sheets and consolidated statements of operations. Discontinued operations have not been segregated in the consolidated statements of cash flows and, therefore, amounts for certain captions will not agree with the accompanying consolidated balance sheets and consolidated statements of operations. The operating results of WGGB-TV, WEMT-TV, KOVR-TV and KSMO-TV are not included in our consolidated results from continuing operations for the years ended December 31, 2007, 2006 and 2005. In accordance with EITF No. 87-24, *Allocation of Interest to Discontinued Operations*, we have allocated $3.6 million of interest expense to discontinued operations for the year ended December 31, 2005. No interest expense was allocated for the year ended December 31, 2007 and 2006. Since we owned the rights to collect the amounts due to us through the closing dates of the non-license television broadcast assets, accounts receivable related to all of our discontinued operations is included in the accompanying consolidated balance sheets, net of allowance for doubtful accounts, for the years ended December 31, 2007 and 2006. Such amounts were $0.1 million (net of allowance of less than $0.1 million) and $1.5 million (net of allowance of $0.1 million), respectively.

WGGB Disposition

On July 31, 2007, we entered into an agreement to sell WGGB-TV, including the FCC license, to an unrelated third party for $21.2 million in cash. The FCC approved the transfer of the broadcast license and the sale was completed on November 1, 2007. We recorded $1.1 million, net of $0.5 million tax provision, as gain from discontinued operations in our consolidated statements of operations for the year ended December 31, 2007. The net cash proceeds were used in the normal course of operations and for capital expenditures.

WEMT Disposition

On May 16, 2005, we entered into an agreement to sell WEMT-TV, including the FCC license to an unrelated third party for $7.0 million. On the same day, we completed the sale of the WEMT-TV non-license television broadcast assets for $5.6 million of the total $7.0 million sale price and recorded a deferred gain of $3.2 million. The FCC approved the transfer of the broadcast license to the unrelated third party and we completed the sale of the license assets, including the broadcast license, on February 8, 2006 for a cash price of approximately $1.4 million. We recorded $1.8 million, net of $0.9 million in taxes, as gain from discontinued operations in our consolidated statements of operations for the year ended December 31, 2006. The gain is comprised of the previously deferred gain of $2.1 million and the loss of $0.3 million from the sale of the license assets, net of taxes, respectively. The net cash proceeds were used in the normal course of operations and for capital expenditures.

KOVR Disposition

On December 2, 2004, we entered into an agreement to sell KOVR-TV, including the FCC license and our investment in KOVR Joint Venture to an unrelated third party. The FCC approved the transfer of the broadcast license to the unrelated third party and we completed the sale on April 29, 2005 for a cash purchase price of $285.0 million. We recorded a gain of $129.5 million, net of $70.0 million of taxes, as a gain from discontinued operations in our consolidated statements of operations for the year ended December 31, 2005. The net proceeds were used to repay bank debt.

KSMO Disposition

On November 12, 2004, we entered into an agreement to sell KSMO-TV, including the FCC license to an unrelated third party for $33.5 million. On the same day, we completed the sale of the KSMO-TV non-license television broadcast assets for $26.8 million of the total $33.5 million sale price. The FCC approved the transfer of the broadcast license to the unrelated third party and we completed the sale of the license assets, including the broadcast license, on September 29, 2005 for a cash price of approximately $6.7 million. We recorded $16.5 million, net of $10.0 million in taxes, as gain from discontinued operations in our consolidated statements of operations for the year ended December 31, 2005. The gain is comprised of the previously deferred gain of $26.1 million and the gain of $0.4 million from the sale of the license assets, net of taxes, respectively. The net cash proceeds were used in the normal course of operations and for capital expenditures.

14. EARNINGS PER SHARE:

The following table reconciles income (numerator) and shares (denominator) used in our computations of earnings per share for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Income (Numerator)			
Income from continuing operations	**$ 20,415**	$ 48,502	$ 34,508
Preferred stock dividends	**—**	—	(5,004)
Excess of preferred stock carrying value over redemption value	**—**	—	26,201
Numerator for diluted earnings per common share from continuing operations	**$ 20,415**	$ 48,502	$ 55,705
Income from discontinued operations, including gain on sale of broadcast assets related to discontinued operations, net of taxes	**2,284**	5,475	151,424
Numerator for diluted earnings per common share	**$ 22,699**	$ 53,977	$ 207,129
Shares (Denominator)			
Weighted-average common shares outstanding	**86,910**	85,680	85,380
Dilutive effect of outstanding stock options and restricted stock	**105**	14	9
Weighted average common and common equivalent shares outstanding	**87,015**	85,694	85,389

We applied the treasury stock method to measure the dilutive effect of our outstanding stock options and restricted stock awards and include the respective common share equivalents in the denominator of the diluted EPS computation. For the years ended December 31, 2007, 2006 and 2005, our 6.0% Convertible Debentures, due 2012 and 4.875% Convertible Senior Notes, due 2018, were anti-dilutive; therefore, they were not included in the computation of diluted EPS. For the year ended December 31, 2007, our 3.0% Convertible Senior Notes, due 2027 and issued in May 2007, were excluded from our diluted EPS computation since our average stock price was less than the conversion price. For the year ended December 31, 2007, the outstanding SARs were excluded from our diluted EPS computation since our average stock price was less than the grant date base value of the SARs.

15. SEGMENT DATA:

We have one reportable operating segment, "Broadcast", that is disclosed separately from our corporate and other business activities. Our broadcast segment includes stations in 34 markets located predominately in the eastern, mid-western and southern United States. "Corporate and Other" primarily includes our costs to operate as a public company and to operate our corporate headquarters location, our investment activity and our other operating divisions' activities. Currently, our other operating divisions primarily earn revenues from software development, information technology staffing and consulting, transmitter manufacturing and sign design and fabrication. Transactions between our operating segment and "Corporate and Other" are not material.

Financial information for our operating segment is included in the following tables for the years ended December 31, 2007, 2006 and 2005 (in thousands):

For the year ended December 31, 2007	Broadcast	Corporate and Other	Consolidated
Revenue	$ 684,433	$ 33,667	$ 718,100
Depreciation of property and equipment	40,906	2,241	43,147
Amortization of definite-lived intangible assets and other assets	16,870	725	17,595
Amortization of program contract costs and net realizable value adjustments	96,436	—	96,436
General and administrative overhead expenses	6,255	18,079	24,334
Operating income (loss)	179,949	(20,779)	159,170
Income from equity and cost method investments	—	601	601
Goodwill	1,005,641	4,953	1,010,594
Assets	2,092,846	131,809	2,224,655
Capital expenditures	21,771	1,455	23,226

For the year ended December 31, 2006	Broadcast	Corporate and Other	Consolidated
Revenue	$ 681,612	$ 24,610	$ 706,222
Depreciation of property and equipment	43,131	2,188	45,319
Amortization of definite-lived intangible assets and other assets	17,529	—	17,529
Amortization of program contract costs and net realizable value adjustments	90,551	—	90,551
Impairment of intangibles	15,589	—	15,589
General and administrative overhead expenses	7,000	15,795	22,795
Operating income (loss)	176,769	(18,112)	158,657
Income from equity and cost method investments	—	6,338	6,338
Goodwill	1,005,642	1,626	1,007,268
Assets	2,220,547	51,033	2,271,580
Capital expenditures	16,328	595	16,923

For the year ended December 31, 2005	Broadcast	Corporate and Other	Consolidated
Revenue	$ 661,358	$ 22,597	$ 683,955
Depreciation of property and equipment	47,156	1,785	48,941
Amortization of definite-lived intangible assets and other assets	17,430	50	17,480
Amortization of program contract costs and net realizable value adjustments	70,495	—	70,495
General and administrative overhead expenses	6,624	14,596	21,220
Operating income (loss)	185,020	(15,382)	169,638
Loss from equity and cost method investments	—	(1,426)	(1,426)
Goodwill	1,040,234	—	1,040,234
Assets	2,229,701	50,941	2,280,642
Capital expenditures	16,355	318	16,673

16. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS:

Sinclair Television Group, Inc. (STG) is a wholly-owned subsidiary of Sinclair Broadcast Group, Inc. (SBG), is the primary obligor under our existing Bank Credit Agreement, as amended, the 8.75% Senior Subordinated Notes, due 2011, which were redeemed in full on January 22, 2007, and the 8.0% Senior Subordinated Notes, due 2012. Our Class A Common Stock, Class B Common Stock, the 6.0% Convertible Debentures, due 2012, the 4.875% Convertible Senior Notes, due 2018 and the 3.0% Convertible Senior Notes, due 2027 remain obligations or securities of SBG and are not obligations or securities of STG.

SBG, KDSM, LLC, a wholly-owned subsidiary of SBG and STG's wholly-owned subsidiaries (guarantor subsidiaries), have fully and unconditionally guaranteed all of STG's obligations. Those guarantees are joint and several. There are certain contractual restrictions on the ability of SBG, STG or KDSM, LLC to obtain funds from their subsidiaries in the form of dividends or loans.

The following condensed consolidating financial statements present the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows of SBG, STG, KDSM, LLC, the guarantor subsidiaries, the direct and indirect non-guarantor subsidiaries of SBG and the eliminations necessary to arrive at our information on a consolidated basis. These statements are presented in accordance with the disclosure requirements under Securities and Exchange Commission Regulation S-X, Rule 3-10.

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2007
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 14,478	$ 2,599	$ 3,903	$ —	$ 20,980
Accounts and other receivables	22,002	19,522	92,296	13,857	(3,543)	144,134
Other current assets	2,005	6,508	60,621	5,092	(724)	73,502
Total current assets	24,007	40,508	155,516	22,852	(4,267)	238,616
Property and equipment, net	5,979	1,462	247,403	53,777	(24,070)	284,551
Investment in consolidated subsidiaries	872,910	1,349,054	—	—	(2,221,964)	—
Other long-term assets	30,155	82,220	35,682	24,631	(75,657)	97,031
Total other long-term assets	903,065	1,431,274	35,682	24,631	(2,297,621)	97,031
Acquired intangible assets	—	—	1,533,038	62,857	8,562	1,604,457
Total assets	$ 933,051	$ 1,473,244	$ 1,971,639	$ 164,117	$ (2,317,396)	$ 2,224,655
Accounts payable and accrued liabilities	$ 21,968	$ 10,039	$ 46,516	$ 52,152	$ (44,569)	$ 86,106
Current portion of long-term debt	1,462	5,000	2,798	38,022	(493)	46,789
Other current liabilities	—	—	92,144	207	—	92,351
Total current liabilities	23,430	15,039	141,458	90,381	(45,062)	225,246
Long-term debt	630,747	583,301	68,969	79,782	(65,239)	1,297,560
Other liabilities	11,906	22,307	410,851	2,267	1,744	449,075
Total liabilities	666,083	620,647	621,278	172,430	(108,557)	1,971,881
Common stock	873	—	10	762	(772)	873
Additional paid-in capital	614,155	543,295	1,005,266	88,370	(1,636,930)	614,156
(Accumulated deficit) retained earnings	(348,060)	310,673	345,645	(96,612)	(571,970)	(360,324)
Accumulated other comprehensive (loss) income	—	(1,371)	(560)	(833)	833	(1,931)
Total shareholders' equity	266,968	852,597	1,350,361	(8,313)	(2,208,839)	252,774
Total liabilities and shareholders' equity	$ 933,051	$ 1,473,244	$ 1,971,639	$ 164,117	$ (2,317,396)	$ 2,224,655

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2006
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 62,252	$ 2,788	$ 2,368	$ —	$ 67,408
Accounts and other receivables	8,636	28,863	89,387	9,135	(2,157)	133,864
Other current assets	4,770	8,278	75,440	3,795	(3,447)	88,836
Assets held for sale	—	—	21,010	—	—	21,010
Total current assets	13,406	99,393	188,625	15,298	(5,604)	311,118
Property and equipment, net	7,771	1,135	260,725	25,005	(24,911)	269,725
Investment in consolidated subsidiaries	541,657	1,466,978	—	—	(2,008,635)	—
Other long-term assets	25,795	35,391	52,325	13,299	(42,574)	84,236
Total other long-term assets	567,452	1,502,369	52,325	13,299	(2,051,209)	84,236
Acquired intangible assets	—	—	1,551,571	46,300	8,630	1,606,501
Total assets	$ 588,629	$ 1,602,897	$ 2,053,246	$ 99,902	$ (2,073,094)	$ 2,271,580
Accounts payable and accrued liabilities	$ 17,041	$ 20,939	$ 50,394	$ 50,262	$ (44,102)	$ 94,534
Current portion of long-term debt	1,337	64,400	3,013	34,358	(858)	102,250
Other current liabilities	—	—	87,322	502	—	87,824
Liabilities held for sale	—	—	320	—	—	320
Total current liabilities	18,378	85,339	141,049	85,122	(44,960)	284,928
Long-term debt	283,830	962,701	64,842	28,570	(28,570)	1,311,373
Other liabilities	6,438	20,854	380,051	5,901	(4,610)	408,634
Total liabilities	308,646	1,068,894	585,942	119,593	(78,140)	2,004,935
Common stock	859	—	11	761	(772)	859
Additional paid-in capital	596,667	281,829	1,234,735	71,517	(1,588,081)	596,667
(Accumulated deficit) retained earnings	(317,543)	252,174	235,033	(92,223)	(405,847)	(328,406)
Accumulated other comprehensive (loss) income	—	—	(2,475)	254	(254)	(2,475)
Total shareholders' equity	279,983	534,003	1,467,304	(19,691)	(1,994,954)	266,645
Total liabilities and shareholders' equity	$ 588,629	$ 1,602,897	$ 2,053,246	$ 99,902	$ (2,073,094)	$ 2,271,580

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 686,891	$ 43,057	$ (11,848)	$ 718,100
Program and production	—	1,479	155,914	—	(8,686)	148,707
Selling, general and administrative	17,695	5,707	137,169	4,016	(227)	164,360
Depreciation, amortization and other operating expenses	2,000	372	208,806	36,905	(2,220)	245,863
Total operating expenses	19,695	7,558	501,889	40,921	(11,133)	558,930
Operating (loss) income	(19,695)	(7,558)	185,002	2,136	(715)	159,170
Equity in earnings of subsidiaries	46,861	86,030	—	—	(132,891)	—
Interest income (loss)	1,320	3,341	42	78	(2,553)	2,228
Interest expense	(28,698)	(57,911)	(6,332)	(7,727)	4,802	(95,866)
Other income (expense)	10,343	4,958	(39,318)	(797)	(1,503)	(26,317)
Total other income (expense)	29,826	36,418	(45,608)	(8,446)	(132,145)	(119,955)
Income tax benefit (provision)	14,313	20,580	(55,791)	2,098	—	(18,800)
Income from discontinued operations, net of taxes	—	—	1,219	—	—	1,219
Gain on disposal of discontinued operations, net of taxes	—	—	1,065	—	—	1,065
Net income (loss)	$ 24,444	$ 49,440	$ 85,887	$ (4,212)	$ (132,860)	$ 22,699

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 683,969	$ 33,806	$ (11,553)	$ 706,222
Program and production	—	1,640	151,096	—	(8,500)	144,236
Selling, general and administrative	16,302	5,831	135,757	3,198	(298)	160,790
Depreciation, amortization and other operating expenses	2,109	507	214,720	27,190	(1,987)	242,539
Total operating expenses	18,411	7,978	501,573	30,388	(10,785)	547,565
Operating (loss) income	(18,411)	(7,978)	182,396	3,418	(768)	158,657
Equity in earnings of subsidiaries	64,073	94,123	—	—	(158,196)	—
Interest income	770	2,005	—	3	(770)	2,008
Interest expense	(20,577)	(86,633)	(5,612)	(5,435)	3,040	(115,217)
Other income (expense)	23,140	27,546	(39,844)	616	(1,815)	9,643
Total other income (expense)	67,406	37,041	(45,456)	(4,816)	(157,741)	(103,566)
Income tax benefit (provision)	5,237	30,097	(42,393)	470	—	(6,589)
Income from discontinued operations, net of taxes	—	—	3,701	—	—	3,701
Gain from sale of discontinued operations, net of taxes	—	—	1,774	—	—	1,774
Net income (loss)	$ 54,232	$ 59,160	$ 100,022	$ (928)	$ (158,509)	$ 53,977

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 667,578	$ 36,033	$ (19,656)	$ 683,955
Program and production	—	1,583	159,078	—	(11,628)	149,033
Selling, general and administrative	15,044	6,723	132,788	6,386	(3,851)	157,090
Depreciation, amortization and other operating expenses	1,691	1,650	183,351	25,973	(4,471)	208,194
Total operating expenses	16,735	9,956	475,217	32,359	(19,950)	514,317
Operating (loss) income	(16,735)	(9,956)	192,361	3,674	294	169,638
Equity in earnings of subsidiaries	206,465	240,674	—	—	(447,139)	—
Interest income	507	634	3	7	(501)	650
Interest expense	(16,765)	(95,585)	(5,757)	(14,557)	12,662	(120,002)
Other income (expense)	16,240	25,798	(18,800)	(2,115)	(874)	20,249
Total other income (expense)	206,447	171,521	(24,554)	(16,665)	(435,852)	(99,103)
Income tax benefit (provision)	7,668	27,411	(76,351)	5,245	—	(36,027)
Income from discontinued operations, net of taxes	—	—	5,400	—	—	5,400
Gain from sale of discontinued operations, net of taxes	—	—	146,024	—	—	146,024
Net income (loss)	$ 197,380	$ 188,976	$ 242,880	$ (7,746)	$ (435,558)	$ 185,932

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (15,205)	$ (76,605)	$ 204,144	$ (2,546)	$ 36,426	$ 146,214
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(176)	(759)	(21,855)	(900)	464	(23,226)
Payment for acquisition of other operating divisions' companies	—	—	—	(39,075)	—	(39,075)
Investments in equity and cost method investees	(111)	—	—	(16,273)	—	(16,384)
Distributions from investments	583	—	—	—	—	583
Proceeds from the sale of assets	—	—	693	3	—	696
Proceeds from the sale of broadcast assets related to discontinued operations	—	—	21,036	—	—	21,036
Loans to affiliates	(160)	—	—	—	—	(160)
Proceeds from loans to affiliates	157	—	—	—	—	157
Net cash flows from (used in) investing activities	293	(759)	(126)	(56,245)	464	(56,373)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	345,000	393,000	9	13,600	—	751,609
Repayments of notes payable, commercial bank financing and capital leases	(190)	(835,306)	(175)	(4,971)	—	(840,642)
Proceeds from exercise of stock options	13,379	—	—	—	—	13,379
Payments for deferred financing costs	(6,738)	(131)	—	(196)	—	(7,065)
Increase (decrease) in intercompany payables	(285,419)	472,027	(201,128)	51,893	(37,373)	—
Dividends paid on Class A and Class B Common Stock	(49,973)	—	—	—	483	(49,490)
Repayments of notes and capital leases to affiliates	(1,147)	—	(2,913)	—	—	(4,060)
Net cash flows from (used in) financing activities	14,912	29,590	(204,207)	60,326	(36,890)	(136,269)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	(47,774)	(189)	1,535	—	(46,428)
CASH AND CASH EQUIVALENTS, beginning of period	—	62,252	2,788	2,368	—	67,408
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 14,478	$ 2,599	$ 3,903	$ —	$ 20,980

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2006
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (136)	$ (55,270)	$ 206,391	$ 4,651	$ (363)	$ 155,273
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(370)	(90)	(16,319)	(232)	88	(16,923)
Payment for acquisition of television stations	—	—	(1,710)	—	—	(1,710)
Investments in equity and cost method investees	(174)	—	(165)	—	—	(339)
Proceeds from the sale of assets	—	—	2,420	10	—	2,430
Proceeds from the sale of broadcast assets related to discontinued operations	—	—	1,400	—	—	1,400
Loans to affiliates	(143)	—	—	—	—	(143)
Proceeds from loans to affiliates	141	—	—	—	—	141
Net cash flows (used in) from investing activities	(546)	(90)	(14,374)	(222)	88	(15,144)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	75,000	—	—	—	75,000
Repayments of notes payable, commercial bank financing and capital leases	(7,220)	(106,172)	(183)	—	(789)	(114,364)
Proceeds from exercise of stock options	1,125	—	—	—	—	1,125
Payments for derivative termination	—	(3,750)	—	—	—	(3,750)
Increase (decrease) in intercompany payables	43,876	146,642	(187,896)	(3,052)	430	—
Dividends paid on Class A and Class B Common Stock	(36,062)	—	—	—	—	(36,062)
Repayments of notes and capital leases to affiliates	(1,037)	—	(3,288)	(634)	634	(4,325)
Net cash flows from (used in) financing activities	682	111,720	(191,367)	(3,686)	275	(82,376)
NET INCREASE IN CASH AND CASH EQUIVALENTS	—	56,360	650	743	—	57,753
CASH AND CASH EQUIVALENTS, beginning of period	—	5,892	2,138	1,625	—	9,655
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 62,252	$ 2,788	$ 2,368	$ —	$ 67,408

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	$ (39,012)	$ (135,062)	$ 234,909	$ (1,317)	$ (4,907)	$ 54,611
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(279)	(111)	(16,243)	(5,756)	5,716	(16,673)
Payment for acquisition of television stations	—	—	(15,540)	—	—	(15,540)
Investments in equity and cost method investees	(670)	—	—	(300)	—	(970)
Proceeds from the sale of property	—	—	66	—	—	66
Proceeds from the sale of broadcast assets related to discontinued operations	—	—	295,190	—	—	295,190
Proceeds from sale of equity investees	21,500	—	—	—	—	21,500
Proceeds from insurance settlements	—	—	1,193	—	—	1,193
Loans to affiliates	(126)	—	(5,088)	—	5,088	(126)
Proceeds from loans to affiliates	125	—	—	—	—	125
Net cash flows from (used in) investing activities	20,550	(111)	259,578	(6,056)	10,804	284,765
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	52,000	—	—	—	52,000
Repayments of notes payable, commercial bank financing and capital leases	(5,170)	(355,100)	(108)	—	11	(360,367)
Proceeds from exercise of stock options	178	—	—	—	—	178
Payments for deferred financing costs	(100)	(1,679)	—	(134)	—	(1,913)
Increase (decrease) in intercompany payables	50,707	439,736	(491,065)	1,556	(934)	—
Dividends paid on Series D Convertible Preferred Stock	(5,004)	—	—	—	—	(5,004)
Dividends paid on Class A and Class B Common Stock	(19,201)	—	—	—	—	(19,201)
Proceeds from notes and capital leases to affiliates	—	—	—	5,088	(5,088)	—
Repayment of notes and capital leases to affiliates	(2,948)	—	(2,957)	(114)	114	(5,905)
Net cash flows from (used in) financing activities	18,462	134,957	(494,130)	6,396	(5,897)	(340,212)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	(216)	357	(977)	—	(836)
CASH AND CASH EQUIVALENTS, beginning of period	—	6,108	1,781	2,602	—	10,491
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 5,892	$ 2,138	$ 1,625	$ —	$ 9,655

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

(In thousands, except per share data)

For the Quarter Ended	03/31/07 (a)	06/30/07 (a)	09/30/07	12/31/07
Total revenues, net	$ 164,936	$ 178,396	$ 176,699	$ 198,069
Operating income	$ 37,586	$ 41,643	$ 32,934	$ 47,007
(Loss) income from continuing operations	$ (2,113)	$ 1,703	$ 9,577	$ 11,248
(Loss) income from discontinued operations	$ (276)	$ 494	$ 324	$ 677
Gain from sale of discontinued operations	$ —	$ —	$ —	$ 1,065
Net (loss) income	$ (2,389)	$ 2,197	$ 9,901	$ 12,990
Basic (loss) earnings per common share from continuing operations	$ (0.02)	$ 0.02	$ 0.11	$ 0.13
Basic earnings per common share from discontinued operations	$ —	$ 0.01	$ —	$ 0.02
Basic (loss) earnings per common share	$ (0.03)	$ 0.03	$ 0.11	$ 0.15
Diluted (loss) earnings per common share from continuing operations	$ (0.02)	$ 0.02	$ 0.11	$ 0.13
Diluted earnings per common share from discontinued operations	$ —	$ 0.01	$ —	$ 0.02
Diluted (loss) earnings per common share	$ (0.03)	$ 0.03	$ 0.11	$ 0.15

For the Quarter Ended (a)	03/31/06	06/30/06	09/30/06 (b)	12/31/06
Total revenues, net	$ 161,502	$ 182,880	$ 166,346	$ 195,494
Operating income	$ 35,429	$ 47,066	$ 38,013	$ 38,149
Income from continuing operations	$ 7,151	$ 10,792	$ 20,495	$ 10,064
Income (loss) from discontinued operations	$ 1,094	$ (508)	$ (265)	$ 3,380
Gain from sale of discontinued operations	$ 1,774	$ —	$ —	$ —
Net income	$ 10,018	$ 10,283	$ 20,231	$ 13,445
Basic earnings per common share from continuing operations	$ 0.08	$ 0.13	$ 0.24	$ 0.12
Basic earnings (loss) per common share from discontinued operations	$ 0.03	$ (0.01)	$ —	$ 0.04
Basic earnings per common share	$ 0.12	$ 0.12	$ 0.24	$ 0.16
Diluted earnings per common share from continuing operations	$ 0.08	$ 0.13	$ 0.23	$ 0.12
Diluted earnings (loss) per common share from discontinued operations	$ 0.03	$ (0.01)	$ —	$ 0.04
Diluted earnings per common share	$ 0.12	$ 0.12	$ 0.23	$ 0.16

(a) Results previously reported in our Form 10-Q's for 2006 and 2007 and our Form 10-K for the year ended December 31, 2006 have been restated to reflect discontinued operations related to the sale of WGGB-TV in Springfield, Massachusetts.

(b) Amounts here on have been adjusted pursuant to our SAB 108 disclosure included in Note 1, *Nature of Operations and Summary of Significant Accounting Policies*, to properly exclude a $2.3 million tax adjustment related to the over-accrual of tax reserves that was reflected in our cumulative effect adjustment of $0.2 million to beginning retained earnings.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock is listed for trading on the NASDAQ stock market under the symbol SBGI. Our Class B Common Stock is not traded on a market. The following tables set forth for the periods indicated the high and low closing sales prices on the NASDAQ stock market.

2007	High		Low	
First Quarter	$	15.65	$	10.73
Second Quarter	$	17.50	$	14.15
Third Quarter	$	15.07	$	11.44
Fourth Quarter	$	13.18	$	8.21

2006	High		Low	
First Quarter	$	9.56	$	7.19
Second Quarter	$	8.75	$	7.70
Third Quarter	$	8.68	$	7.51
Fourth Quarter	$	10.91	$	7.76

As of February 21, 2008, there were approximately 86 shareholders of record of our common stock. This number does not include beneficial owners holding shares through nominee names.

On February 5, 2008, our Board of Directors renewed its authorization to repurchase up to $150.0 million of the Class A Common Stock on the open market or through private transactions. We did not repurchase any Class A Common Stock during 2007.

Dividend Policy

Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. Our Bank Credit Agreement and some of our subordinated debt instruments have general restrictions on the amount of dividends that may be paid. Under the indentures governing our 8.0% Senior Subordinated Notes, due 2012, we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under the indenture or certain other specified agreements relating to our indebtedness; and
- after taking account of the dividend, we are within certain restricted payment requirements contained in the indenture.

In addition, under certain of our senior unsecured debt, the payment of dividends is not permissible during a default thereunder.

Our current dividend of 20 cents per share per quarter is not in excess of any applicable restrictions or conditions contained within the indentures of our various senior subordinated notes and our Bank Credit Agreement. We expect to continue to pay a dividend in the foreseeable future.

During 2007, the Board of Directors voted to increase the dividend twice. On February 14, 2007, we announced that our Board of Directors approved an increase to our annual dividend to 60 cents per share from 50 cents per share. On October 31, 2007, we announced that our Board of Directors approved an increase to our annual dividend to 70 cents per share from 60 cents per share. We began paying this dividend rate in the first quarter 2008. On February 6, 2008, we announced that our Board of Directors approved an increase to our annual dividend to 80 cents per share from 70 cents per share. We intend to declare dividend distributions in each future quarter. The 2007 and 2006 dividends declared were as follows:

For the quarter ended	Quarterly Dividend Per Share	Annual Dividend Per Share	Date dividends were paid
March 31, 2007	$ 0.150	$ 0.600	April 13, 2007
June 30, 2007	$ 0.150	$ 0.600	July 12, 2007
September 30, 2007	$ 0.150	$ 0.600	October 12, 2007
December 31, 2007	$ 0.175	$ 0.700	January 14, 2008

For the quarter ended	Quarterly Dividend Per Share	Annual Dividend Per Share	Date dividends were paid
March 31, 2006	$ 0.100	$ 0.400	April 13, 2006
June 30, 2006	$ 0.100	$ 0.400	July 13, 2006
September 30, 2006	$ 0.125	$ 0.500	October 12, 2006
December 31, 2006	$ 0.125	$ 0.500	January 12, 2007

Convertible Bond Repurchases

On January 22, 2007, we used the proceeds from our $225.0 million Term Loan A-1 along with $59.4 million of cash on hand and additional borrowings of $23.0 million under our Revolving Credit Facility to redeem the aggregate principal amount of our $307.4 million 8.75% Senior Subordinated Notes, due 2011 (the 8.75% Notes). The redemption was effected in accordance with the terms of the indenture governing the 8.75% Notes at a redemption price of 104.375% of the principal amount of the 8.75% Notes plus accrued and unpaid interest.

On June 11, 2007 and June 18, 2007, we partially redeemed $300.0 million and $45.0 million, respectively, of our existing 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes) at a redemption price of 104% of the principal amount of the 8.0% Notes plus accrued and unpaid interest with net proceeds from the offering of the 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes) and cash on hand.

In addition to the partial redemption noted above, during 2007 we repurchased, in the open market, $9.9 million face value of the 8.0% Notes. During January 2008, we repurchased, in the open market, $6.9 million face value of the 8.0% Notes.

Comparative Stock Performance

The following line graph compares the yearly percentage change in the cumulative total shareholder return on our Class A Common Stock with the cumulative total return of the NASDAQ Stock Market Index and the cumulative total return of the NASDAQ Telecommunications Stock Market Index (an index containing performance data of radio, telephone, telegraph, television and cable television companies) from December 31, 2002 through December 31, 2007. The performance graph assumes that an investment of $100 was made in the Class A Common Stock and in each Index on December 31, 2002 and that all dividends were reinvested. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the measurement period.

Company/Index/Market	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	**12/31/07**
Sinclair Broadcast Group, Inc.	100.00	128.80	79.87	82.51	99.16	**81.73**
NASDAQ Telecommunications Index	100.00	188.21	199.04	192.18	244.38	**253.12**
NASDAQ Market Index-U.S.	100.00	149.75	164.64	168.60	187.83	**205.22**


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sinclair Broadcast Group, Inc., The NASDAQ Composite Index
And The NASDAQ Telecommunications Index
$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Sinclair Broadcast Group, Inc.
NASDAQ Composite
NASDAQ Telecommunications

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

We have audited the accompanying consolidated balance sheets of Sinclair Broadcast Group, Inc. (a Maryland corporation) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinclair Broadcast Group, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 10 of the notes to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, on January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinclair Broadcast Group, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Baltimore, Maryland
February 28, 2008

GROUP MANAGERS

Neal Davis
Peoria-Bloomington, Illinois; Raleigh-Durham (Fayetteville), North Carolina

William J. Fanshawe
Baltimore, Maryland; Cincinnati, Ohio; Lexington, Kentucky; Norfolk-Portsmouth-Newport News, Virginia; Richmond, Virginia; Rochester, New York

David Ford
Madison, Wisconsin; Milwaukee, Wisconsin

Alan B. Frank
Buffalo, New York; Charleston-Huntington, West Virginia; Pittsburgh, Pennsylvania; San Antonio, Texas

Joseph A. Koff
Charleston, South Carolina; Greensboro-Highpoint-Winston-Salem, North Carolina; Oklahoma City, Oklahoma

Steve Mann
Birmingham (Anniston & Tuscaloosa), Alabama; Nashville, Tennessee

Daniel P. Mellon
Columbus, Ohio; Dayton, Ohio; Mobile, Alabama-Pensacola (Ft. Walton Beach), Florida; Portland-Auburn, Maine

Julie Nelson
Tallahassee-Thomasville, Florida; Tampa-St. Petersburg (Sarasota), Florida

Aaron Olander
Flint-Saginaw-Bay City, Michigan; Syracuse, New York

Darren Shapiro
Raleigh-Durham (Fayetteville), North Carolina

Thomas L. Tipton
Champaign & Springfield-Decatur, Illinois; Paducah-Harrisburg, Kentucky-Cape Girardeau, Missouri; St. Louis, Missouri

Robert D. Weisbord
Las Vegas, Nevada; Minneapolis-St. Paul, Minnesota

GENERAL MANAGERS

Michael C. Brickey
Lexington, Kentucky

Terry Cole
Portland-Auburn, Maine

John V. Connors
Greenville-Spartanburg-Anderson, South Carolina-Asheville, North Carolina

Harold Cooper
Charleston-Huntington, West Virginia

Dean Ditmer
Dayton, Ohio

William L. Evans
Cedar Rapids-Waterloo-Iowa City & Dubuque, Iowa

Bebe T. Francis
Tallahassee-Thomasville, Florida

Steven Genett
Richmond, Virginia

John Hummel
Flint-Saginaw-Bay City, Michigan

Ronald Inman
Greensboro-Highpoint-Winston-Salem, North Carolina

Kerry Johnson
Madison, Wisconsin

Joseph A. Koff (Acting General Manager)
Charleston, South Carolina

Jonathan P. Lawhead
Cincinnati, Ohio

Carl M. Leahy
Mobile, Alabama-Pensacola (Ft. Walton Beach), Florida

Jay C. Lowe
Birmingham (Anniston & Tuscaloosa), Alabama

Nick Magnini
Buffalo, New York

Tim Mathis
Champaign & Springfield-Decatur, Illinois

John Rossi
Oklahoma City, Oklahoma

Bill Scaffide
Norfolk-Portsmouth-Newport News, Virginia

John Seabers
San Antonio, Texas

Joe Tracy
Minneapolis-St. Paul, Minnesota

Mike Wilson
Des Moines-Ames, Iowa

G1440, Inc.
Lawrence M. Fiorino, CEO

Acrodyne Communications, Inc.
Nathaniel S. Ostroff, CEO

Keyser Capital, LLC
W. Gary Dorsch, President

OFFICERS

David D. Smith
President and Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President, Secretary

David B. Amy
Executive Vice President,
Chief Financial Officer

David R. Bochenek
Vice President, Chief Accounting Officer

Barry M. Faber
Vice President, General Counsel

Nathaniel S. Ostroff
Vice President, New Technology

Lucy A. Rutishauser
Vice President, Corporate Finance
& Treasurer

Donald H. Thompson
Vice President, Human Resources

Thomas I. Waters, III
Vice President, Purchasing

BOARD OF DIRECTORS

David D. Smith
Chairman of the Board,
President and Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President, Secretary

Robert E. Smith
Director

Daniel C. Keith
President & Founder of the
Cavanaugh Group, Inc.

Martin R. Leader
Retired Partner, Shaw Pittman LLP

Lawrence E. McCanna
Managing Partner, Gross,
Mendelsohn & Associates, P.A.

Basil A. Thomas
Of Counsel,
Thomas & Libowitz, P.A.

TELEVISION DIVISION

Steven M. Marks
Vice President, Chief Operating Officer

M. William Butler
Vice President, Programming
and Promotions

Joseph Defeo
Vice President, News Director

Delbert R. Parks III
Vice President, Engineering
and Operations

Darren Shapiro
Vice President, New Business Sales

Gregg Siegel
Vice President, National Sales

Jeffrey Sleete
Vice President, Marketing

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at Sinclair Broadcast Group's corporate offices,
10706 Beaver Dam Road
Hunt Valley, MD 21030
Thursday, May 15, 2008 at 10:00am.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

TRANSFER AGENT AND REGISTRAR

Questions regarding stock certificates, change of address, or other stock transfer account matters may be directed to:

BNY Shareholder Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
www.bnymellon.com

FORM 10-K, ANNUAL REPORT

A copy of the Company's 2007 Form 10-K, as filed with the Securities and Exchange Commission, is available at no charge on the Company's website www.sbgi.net or upon written request to:

Lucy A. Rutishauser
VP, Corporate Finance & Treasurer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
410-568-1500 or
E-mail: investor@sbgi.net

COMMON STOCK

The Company's Class A Common Stock trades on the Nasdaq Global Select Market tier of the NasdaqSM Stock Market under the symbol SBGI.

Annual Report cover:
Samsung images reproduced with permission of Samsung.
MPH in-band mobile DTV photos courtesy of LG Electronics USA, Inc.


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